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MTR Gaming Group, Inc.

2010 Annual Report




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Presque Isle Downs & Casino—Erie, Pennsylvania

COMPANY PROFILE

MTR Gaming Group, Inc., through subsidiaries, owns and operates Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio.

MISSION

MTR's mission is to focus on our core competencies as a regional gaming operator and leader in the racing industry—to leverage that experience to enhance stockholder value, to create an exceptional guest experience for our patrons and to be an outstanding corporate citizen in the communities in which we operate.

Mountaineer Casino, Racetrack & Resort—Chester, West Virginia



Dear Fellow Stockholders:

In January of this year, the Board of Directors appointed me as the President and Chief Executive Officer of MTR Gaming. The Company had just completed a successful year with solid EBITDA performance in the face of a difficult macroeconomic environment. Led by the successful addition of table games at Presque Isle Downs, we managed to increase our Adjusted EBITDA from continuing operations by 5%—an impressive accomplishment when you consider that our revenue declined during the year. Operating margins at both Mountaineer Casino, Racetrack & Resort and Presque Isle Downs & Casino also increased during 2010—further evidence of efficiency in our operations. Our successes during 2010 would not have been possible without the hard work and dedication of our 2,500 employees. On behalf of the executive management team, I thank them for their efforts.

Going forward, your new management team is keenly focused on the Company's current operations—especially our customer service—to create the best possible atmosphere and value for our patrons. As the next couple of years promise to be pivotal ones for MTR Gaming, we recognize that customer service will set us apart and is essential to building long-standing and profitable relationships with our patrons and stockholders.



2010 FINANCIAL RESULTS

For the year ended December 31, 2010, MTR's total net revenues decreased 4% to $424.9 million from $444.2 million in 2009. Adjusted EBITDA[1] from continuing operations increased 19% to $76.6 million (after project-opening costs of $1.4 million and severance expenses of $1.7 million) from $64.3 million in the prior year (after severance costs of $0.4 million, a legal settlement charge of $1.6 million and strategic costs associated with lobbying and gaming efforts in Ohio of $9.8 million). Absent these charges in both years, Adjusted EBITDA from continuing operations increased 5% from the prior year.

The 2010 net loss from continuing operations was $5.0 million, or $0.18 per share, which included incremental interest expense of $8.9 million, or $0.21 per share, caused by the issuance of our $260 million senior notes in August 2009. Last year, the Company reported a net loss from continuing operations of $23.7 million, or $0.86 per share, which included $23.3 million of charges, including impairment losses and losses on debt modification and extinguishment.

2010 HIGHLIGHTS

2010 was a year to focus on our current operations, led by the July 8th introduction of table gaming at Presque Isle Downs. Our successful implementation of table games helped Presque Isle Downs achieve an 8% growth in revenue and 9% increase in Adjusted EBITDA[1] during the year as the new table games helped drive traffic to the casino.

However, the introduction of table games in Pennsylvania had a considerable negative effect on Mountaineer, as the increased competition caused a 13% decline in revenue. Despite the increased competition, and in a testament to our ability to contain costs without sacrificing performance or service, Mountaineer actually saw a 1% increase in Adjusted EBITDA[1] during 2010.



The Grande Hotel at Mountaineer

2011—A TURNING POINT

2011 will be a pivotal year for MTR Gaming as we prepare for significant increased competition over the next 12–24 months. We are diligently pursuing the approval to install VLTs (video lottery terminals) at racetracks in Ohio, including our Scioto Downs property in Columbus. Additionally, with



Scioto Downs —Columbus, Ohio

four new casinos scheduled to open in 2012 or 2013, Ohio gaming has become a reality. We remain cautiously optimistic that Ohio will grant the necessary approval which will allow Scioto Downs to add VLTs.

At Presque Isle Downs, we plan on adding poker tables to our list of offerings, truly making Presque Isle Downs a full-service casino facility. Combined with an additional six months of table games operations before we hit the one-year anniversary of table gaming, we expect another strong year for Presque Isle Downs.

Finally, at Mountaineer, a recent positive note is the passage of legislation that will eliminate the $5 betting limit on slot machines in West Virginia and permit the use of bill denominations greater than $20, both of which should improve customer convenience at Mountaineer beginning in July. The legislation also provides for a racetrack modernization fund from a percentage of the administrative fees paid to the state which we will be able to utilize for equipment capital expenditures, including slot machines. However, we are well aware of the competitive difficulties facing Mountaineer and we continue to watch our costs and operating margins carefully.

CONCLUSION

2010 was a year of optimizing our operations while growing our Presque Isle Downs facility, and we successfully executed on our plans to further improve operating margins. 2011 will test our management team, but I believe the Company will rise to the challenge at all of our properties. We will continue to closely monitor and work on efforts to expand gaming to the racetracks in Ohio and we remain cautiously optimistic that we will provide you with positive news on that front in the upcoming months.

Whether you are a recent stockholder or a long-term investor in our Company, we thank you for your continued support of MTR Gaming.

Sincerely,

Jeffrey J. Dahl
President and Chief Executive Officer

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1 See pages 42 and 43 of our Form 10-K included in this Annual Report for a reconciliation of net income (loss), which is a generally accepted accounting principle ("GAAP") financial measure, to Adjusted EBITDA, which is a non-GAAP financial measure.



MTR Gaming Group, Inc.

FORM 10-K

Financial Review 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

COMMISSION FILE NO. 000-20508



MTR GAMING GROUP, INC.

MTR GAMING GROUP, INC.

(exact name of registrant as specified in its charter)

DELAWARE	**84-1103135**
(State of Incorporation)	(IRS Employer Identification No.)

STATE ROUTE 2, SOUTH, P.O. BOX 356, CHESTER, WEST VIRGINIA 26034
(Address of principal executive offices)

(304) 387-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **NONE**

Securities registered pursuant to Section 12(g) of the Act:

Title of each Class:	Name of each exchange on which registered:
Common Stock $.00001 par value	NASDAQ Stock Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§299.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2010, the aggregate market value of our voting and non-voting common equity held by non-affiliates of the Company (based on the number of shares issued and outstanding and the NASDAQ Official Close Price on that date) was $42,706,000.

As of March 15, 2011, there were 27,617,127 outstanding shares of our Common Stock.

Documents Incorporated by Reference

Portions of the Registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A in connection with the Registrant's 2011 Annual Meeting of Stockholders (the "Proxy Statement") or portions of the Registrant's Form 10-K/A, to be filed subsequent to the date hereof, are incorporated by reference into Part III of this report. Such Proxy Statement or Form 10-K/A will be filed with the Commission not later than 120 days after the conclusion of the Registrant's fiscal year ended December 31, 2010.

TABLE OF CONTENTS

PART I

PART I

ITEM 1. BUSINESS.

Cautionary Statement Regarding Forward-Looking Information

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding our strategies, objectives and plans for future development or acquisitions of properties or operations, as well as expectations, future operating results and other information that is not historical information. When used in this report, the terms or phrases such as "anticipates", "believes", "projects", "plans", "intends", "expects", "estimates", "could", "would", "will likely continue", and variations of such words or similar expressions are intended to identify forward-looking statements. Although our expectations, beliefs and projections are expressed in good faith and with what we believe is a reasonable basis, there can be no assurance that these expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from those expressed in the forward-looking statements which are included elsewhere in this report. Such risks, uncertainties and other important factors include, but are not limited to:

- changes in, or failure to comply with, laws, regulations or the conditions of our West Virginia and Pennsylvania gaming licenses (or the failure to obtain renewals thereof), accounting standards or environmental laws (including adverse changes in the rates of taxation on gaming revenues) and delays in regulatory licensing processes;
- competitive and general economic conditions in our markets, including the impact of the Rivers Casino, which opened in August 2009 in downtown Pittsburgh, Pennsylvania, the impact of The Meadows Racetrack & Casino, which opened its permanent casino in April 2009 in Washington, Pennsylvania, the implementation of casino gaming in Cleveland and Columbus, Ohio which was approved on November 3, 2009 by referendum, and the implementation of table gaming in Pennsylvania which commenced on July 8, 2010 at our casino, Presque Isle Downs, and our competitors the Rivers Casino and The Meadows Racetrack & Casino;
- the approval and successful implementation of slot gaming at racetracks in Ohio;
- the enactment of future gaming legislation in the jurisdictions in which we operate our casinos or in competing jurisdictions, particularly the recent developments regarding gaming in Ohio and table games at casinos in Pennsylvania;
- the success and growth of table gaming at our West Virginia and Pennsylvania casinos;
- the outcome of legal proceedings;
- construction factors relating to maintenance and expansion of operations;
- volatility and disruption of the capital and credit markets;
- dependence on our West Virginia and Pennsylvania casinos for the majority of our revenues and cash flows;
- dependence upon key personnel and the ability to attract new personnel;
- the ability to retain and attract customers;
- weather or road conditions limiting access to our properties;

- our substantial indebtedness;
- the ability to refinance existing debt, or obtain additional financing, if and when needed, the cost of refinancing, and the impact of leverage and debt service requirements;
- certain covenants in our debt documents;
- the effect of war, terrorism, natural disasters and other catastrophic events;
- the effect of disruptions to our systems and infrastructure:
- general economic and market conditions; and
- other factors set forth under "Risk Factors."

In light of these and other risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur. Any forward-looking statement speaks only as of the date on which that statement is made. We do not intend to update publicly any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made, except as may be required by law.

Overview

MTR Gaming Group, Inc. (the "Company" or "we"), a Delaware corporation, owns and operates racetrack, gaming and hotel properties in West Virginia, Pennsylvania, and Ohio.

The Company, through its wholly-owned subsidiaries, owns and operates Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio. We consider these three properties, which are located in contiguous states, to be our core assets. Scioto Downs, through its subsidiary RacelineBet, Inc., also operates Racelinebet.com, a national account wagering service that offers online and telephone wagering on horse races as a marketing affiliate of TwinSpires.com, an affiliate of Churchill Downs, Inc.

Beginning in 2008, we focused on transforming the Company's strategic and operating plan from development and expansion to operational excellence at our core properties. As part of that plan, we divested certain assets in order to focus on our core assets and to reduce our indebtedness. During 2008, we sold our two properties located in Las Vegas, Nevada—Binion's Gambling Hall & Hotel and Ramada Inn and Speedway Casino, which we owned and operated through wholly-owned subsidiaries. Also during 2008, we ceased the operations of racing and simulcast wagering at Jackson Harness Raceway in Jackson, Michigan, for which a wholly-owned subsidiary held a 90% interest; and in 2009, we relinquished our 50% interest in North Metro Harness Initiative, LLC, which operates Running Aces Harness Park, a harness racetrack and card room approximately 30 miles northeast of Minneapolis, Minnesota.

As part of our corporate transformation, we refocused our efforts from development to operations with the goal of improving our operating margins at our core properties and reducing our debt, and have undertaken several cost-cutting initiatives.

We were incorporated in March 1988 in Delaware under the name "Secamur Corporation," a wholly-owned subsidiary of Buffalo Equities, Inc. In 1996, we were renamed MTR Gaming Group, Inc and since 1998, we have operated only in the racing, gaming and entertainment businesses.

Financial Information

Refer to Part II, Item 6.—Selected Financial Data" and "Part II, Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about our revenue and operating results and total assets and liabilities and "Part II, Item 8.—Financial Statements and Supplementary Data" for our consolidated financial statements and accompanying footnotes.

Properties

Mountaineer Casino, Racetrack & Resort

Mountaineer is one of only four racetracks in West Virginia currently permitted to operate slot machines and traditional casino table gaming. Mountaineer is located on the Ohio River at the northern tip of West Virginia's northwestern panhandle, approximately thirty miles from the Pittsburgh International Airport and a one-hour drive from downtown Pittsburgh. Since acquiring Mountaineer in 1992, we continue to focus on expanding the reach of our extensive customer base and improving our operating results. As a result, Mountaineer has become a diverse gaming, entertainment and convention complex with:

- 122,000 square feet of gaming space housing approximately 2,500 slot machines, 24 poker tables, and 48 casino table games (including blackjack, craps, roulette and other games);
- 357 hotel rooms, including the 256-room, 219,000 square foot Grande Hotel at Mountaineer, which offers 29 suites, a full-service spa and salon, a gourmet coffee shop, a 104-seat upscale steakhouse, a 280-seat buffet, and various casual food and beverage outlets, a retail plaza and an indoor and outdoor swimming pool;
- 13,500 square feet of convention space, which can accommodate seated meals for groups of up to 575, as well as smaller meetings in more intimate break-out rooms that can accommodate 75 people and entertainment events for approximately 1,300 guests;
- live thoroughbred horse racing on a one-mile dirt surface or a ⅞ mile grass surface with expansive clubhouse, restaurant, bars and concessions, as well as grandstand viewing areas with enclosed seating for 770 patrons and 2,800 patrons, respectively;
- on-site pari-mutuel wagering and thoroughbred, harness and greyhound racing simulcast from other prominent tracks, as well as wagering on Mountaineer's races at over 1,300 sites to which the races are simulcast;
- Woodview, an eighteen-hole par 71 golf course measuring approximately 6,550 yards located approximately seven miles from Mountaineer;
- a 69,000 square foot theater and events center, known as the "Harv", that seats approximately 5,000 patrons for concerts and other entertainment offerings;
- a 12,000 square foot fitness center which has a full complement of weight training and cardiovascular equipment, as well as a health bar, locker rooms with steam and sauna facilities, and outdoor tennis courts; and
- surface parking for approximately 5,400 cars.

Mountaineer's revenues and profits are driven primarily by its gaming operations and to a lesser extent, its lodging, food and beverage operations, pari-mutuel wagering, convention center and events centers, and other retail and service operations. For the year ended December 31, 2010, Mountaineer generated $228.8 million of net revenues and had an average daily net win per slot machine of $163 and an average daily net win per table of $1,533. During the month of December 2010, approximately 76% of the total amount played in Mountaineer's slot machines was attributable to customers from Ohio, 20% to customers from Pennsylvania, 2% to customers from West Virginia and 2% to customers from other locations, while approximately 78% of the total amount played at Mountaineer's table games was attributable to customers from Ohio, 15% to customers from Pennsylvania, 1% to customers from West Virginia and 6% to customers from other locations.

Presque Isle Downs & Casino

Presque Isle Downs & Casino, located in Erie, Pennsylvania, opened for business on February 28, 2007, and commenced table gaming operations on July 8, 2010. Presque Isle Downs is our first "green field" project and represents the culmination of planning, land acquisition, licensing, construction, financing and lobbying that began in the spring of 2001. The 140,000 square foot clubhouse consists of:

- gaming space housing 2,030 slot machines and 48 casino table games, which we began operating on July 8, 2010;
- several dining options, including a 250-seat buffet, an upscale flexible seating bar, grille and ultra lounge with seating for 65-90 patrons, a clubhouse restaurant and several bars, as well as entertainment; and
- surface parking for approximately 3,225 cars.

Additionally, Presque Isle Downs operates live thoroughbred racing on a one-mile track with a state-of-the-art synthetic racing surface with grandstand, barns, paddock and related facilities, on-site pari-mutuel wagering and thoroughbred and harness racing simulcast from other prominent tracks, and wagering on Presque Isle Downs' races at over 850 sites to which the races are simulcast. Live racing is conducted from May through September with indoor and outdoor seating for approximately 750 patrons.

For the year ended December 31, 2010, Presque Isle Downs generated $193.0 million of net revenues and had an average daily net win per slot machine of $233 and an average daily net win per table of $1,157. During the month of December 2010, approximately 43% of the total amount played in Presque Isle Downs' slot machines was attributable to customers from Ohio, 52% to customers from Pennsylvania, 4% to customers from New York and 1% to customers from other locations, while approximately 46% of the total amount played at Presque Isle's table games was attributable to customers from Ohio, 42% to customers from Pennsylvania, 8% to customers from New York and 4% to customers from other locations.

Scioto Downs

In July 2003, we acquired 100% of the stock of Scioto Downs, Inc., which owns and operates a harness racetrack in Columbus, Ohio. The property includes: the racetrack, which conducts live harness racing from May through mid-September and simulcasting from May through mid-October; a grandstand that will accommodate 10,000 patrons; an enclosed clubhouse that will accommodate 1,500 patrons; approximately 6,000 parking spaces; and barns, paddock and related facilities for the horses, drivers, and trainers. Located on approximately 208 acres approximately eight miles from downtown Columbus, Ohio and within 90 miles of 3.2 million adults, we believe Scioto Downs is a competitive location for slot machine gaming. See "Part I, Item 1A. Risk Factors—Risks Related to Our Business—*The future of slot gaming and video lottery at Scioto Downs is uncertain*" which is included elsewhere in this report. For the year ended December 31, 2010, Scioto Downs generated $3.0 million of net revenues.

Discontinued Operations

Running Aces Harness Park. In June 2004, our wholly-owned subsidiary, MTR-Harness, Inc., acquired a 50% interest in the North Metro Harness Initiative, LLC (*d/b/a Running Aces Harness Park*), then a wholly-owned subsidiary of Southwest Casino Corporation. In early 2008, North Metro completed construction of a harness racetrack and card room on a 178.4-acre site approximately 30 miles northeast of Minneapolis, Minnesota. Running Aces Harness Park commenced live racing and simulcast operations (import and export) with pari-mutuel wagering on April 11, 2008, and opened a 50-table card room offering "non-banked" games (those in which the players play only against each other instead of against the house) on June 30, 2008. On May 27, 2009, we relinquished our interest in North Metro to North Metro's lender pursuant to a settlement agreement with North Metro's lender. Concurrently, MTR Gaming Group, Inc. entered into a Signal and Consulting Agreement with North Metro pursuant to which North Metro paid us $250,000 to provide consulting services with respect to its racing operations for a term of three years.

Jackson Harness Raceway. On December 6, 2005, our wholly-owned subsidiary, Jackson Racing, Inc., acquired a 90% interest in Jackson Trotting Association, LLC, which operated Jackson Harness Raceway in Jackson, Michigan, and offered harness racing from late-April to mid-July, pari-mutuel wagering and casual dining. On December 4, 2008, Jackson Trotting ceased the racing and simulcast wagering operations at Jackson Harness Raceway and surrendered its racing license to the Michigan Racing Commission.

Ramada Inn and Speedway Casino. On June 3, 2008, our wholly-owned subsidiary, Speakeasy Gaming of Las Vegas, Inc., sold the gaming assets of the Ramada Inn and Speedway Casino, located in North Las Vegas, Nevada, to Lucky Lucy D, LLC in accordance with the terms of an Asset Purchase and Sale Agreement dated January 11, 2008. Pursuant to the terms of the agreement, Lucky Lucy paid $2.0 million in cash for the gaming assets and is obligated to pay an additional amount of up to $4.775 million subject to an earn-out provision based on the property's gross revenues over the four-year period that commenced January 11, 2008. In July 2009, Speakeasy Gaming of Las Vegas, Inc. assigned to the Company its right to any payment under the earn-out provision. Although it is unlikely, any proceeds that may be received will be recorded as the amounts are realized. This sale was the second part of the transaction, the first part of which involved the sale of Speedway's real property to Ganaste LLC on January 11, 2008. A shareholder of Ganaste LLC is the sole owner of Lucky Lucy. Ganaste paid $11.4 million in cash for the real property.

Binion's Gambling Hall & Hotel. On March 7, 2008, we sold 100% of the stock of our wholly-owned subsidiaries, Speakeasy Gaming of Fremont, Inc., which owned and operated Binion's Gambling Hall & Hotel located in Las Vegas, Nevada, and Speakeasy Fremont Experience Operating Company in accordance with the terms of a Stock Purchase Agreement dated June 26, 2007 (as subsequently amended), executed between the Company and TLC Casino Enterprises, Inc. The transaction was subject to certain purchase price adjustments. Net cash to the Company at closing was approximately $28.0 million. In January 2009, we settled the post-closing purchase price adjustment in the amount of approximately $1.5 million.

Business Strategy

Our business strategy is to drive revenues and profits from our core racetrack-based gaming properties in West Virginia and Pennsylvania, while limiting the operating costs or otherwise maximizing our investment in Scioto Downs, thus becoming a diversified, regional racino company.

- *Capitalize on Table Gaming at Mountaineer*

We believe table gaming improves Mountaineer's ability to compete by distinguishing Mountaineer from slots-only facilities in West Virginia's bar and fraternal organizations and attracting patrons with disposable income and a propensity to utilize Mountaineer's high-end amenities, despite increased competition from table games in Pennsylvania. We believe that table gaming has helped to increase average spend in the casino and resulted in greater utilization of Mountaineer's luxury hotel, spa, steak house and entertainment offerings. We believe Mountaineer enjoys a competitive advantage over limited video lottery machines permitted in West Virginia's local bars and fraternal organizations.

- *Grow Customer Base and Table Gaming at Presque Isle Downs*

We commenced table gaming operations with 48 casino table games at Presque Isle Downs on July 8, 2010. We believe that the addition of table games allows Presque Isle Downs to compete more effectively with the Seneca Allegany Casino in Salamanca, New York, approximately seventy-five miles from Presque Isle Downs, which already had table games.

- *Drive Enhanced Revenue with Increased Marketing Efforts*

In 2009, we began offering credit to Mountaineer's slot and table gaming customers on a limited basis, and in 2010 began offering credit to Presque Isle Downs' table gaming customers. Furthermore, in late-2010, Pennsylvania's casinos were granted the ability to offer credit to slot customers. Therefore Presque Isle Downs intends to offer credit to slot customers beginning in 2011, pending final regulatory approval. As part of our overall marketing strategy, we intend to increase its use of credit for qualified patrons as a means of further enhancing gaming revenue at Mountaineer and Presque Isle Downs.

- *Pursue Additional Forms of Gaming at our Properties*

On July 13, 2009, the former Governor of Ohio signed an executive order directing the Ohio Lottery to take action to implement, and the Ohio legislature approved a budget bill which included language to enable, video lottery terminals ("VLTs") at Ohio's seven commercial horse tracks, including Scioto Downs. However, despite the efforts by the former Governor, the legislature and the Ohio Lottery Commission, legal and other challenges prohibited Ohio from moving forward with permitting slot gaming or video lottery terminals at the racetracks prior to the November 2010 election. On November 2, 2010, voters in Ohio elected a new Governor and a significant number of new members to the legislature. Although there have not been any developments in finalizing the regulations by the newly elected Governor of Ohio or its legislature, we believe that the implementation of slot gaming or VLTs at racetracks in Ohio will move forward. Several key legislators have indicated their support for gaming activities at racetracks and the new Governor of Ohio has indicated that he is considering implementation of slots at the racetracks, although he has also indicated that he would like to evaluate such gaming activities as part of a comprehensive analysis of gambling in Ohio. In February 2011, the State of Ohio issued a *Request for Proposal* for assistance in helping the State maximize revenue from expanded gaming operations, particularly casinos and VLT operations. We believe that implementing slots or VLTs at the racetracks will move forward although there can be no assurance that it will move forward or, if it does, when or on what terms such gaming activities will be conducted.

The 2009 Ohio legislation enabling video lottery was also subject to two lawsuits filed in 2009. These lawsuits were dismissed in October 2009; however each of these lawsuits may be refiled.

On November 3, 2009, the voters of Ohio approved a proposal for a casino to be located in each of Cleveland, Cincinnati, Toledo, and Columbus. A casino in Cleveland will increase competition at both Mountaineer Casino and Presque Isle Downs commencing approximately in 2013 unless a temporary facility as currently being discussed opens earlier. A casino in Columbus will increase competition at Scioto Downs. We intend to be proactive in our efforts to mitigate the effects of such competition, including continuing our efforts to introduce gaming at Scioto Downs as previously proposed, maximizing benefits of table gaming operations at Presque Isle Downs, continuing to provide first-class customer service at all of our facilities, and continuing to manage and reduce our costs.

Even if gaming is permitted at Scioto Downs following the resolution of Ohio's ability to move forward with a plan to permit slot machines at the racetracks, the passage of the referendum permitting casino gaming may materially and adversely affect our ability to obtain financing to pay the license fees and otherwise make necessary investments at Scioto Downs to permit gaming and comply with the conditions to licensing. Additionally, tax rates on the revenue from such casinos could be substantially lower than the tax rates that may be imposed on video lottery at the racetracks, resulting in a competitive advantage for the casinos. Such new competition may have a material adverse effect on our business, financial condition and results of operations. See "Part I, Item 1A. Risk Factors—Risks Related to Our Business—*We face significant competition from other gaming and racing facilities, and increased competition could have a material adverse effect on us; recent passage of a referendum authorizing four casinos in Ohio will create significant new competition*" which is included elsewhere in this report. We intend to lobby for lower licensing fees and comparable tax rates in light of the anticipated competition from casinos authorized by the November 3, 2009 referendum, but we cannot assure you that we will be successful. We believe that approval of slot or video lottery gaming at Ohio racetracks will positively impact our business prospects and financial condition because we expect that slot or video lottery gaming at Scioto Downs will, if approved, increase our revenues and operating margins at that property. If slot or video lottery gaming are permitted at Ohio racetracks, we expect to expand and construct a slot machine casino at Scioto Downs and purchase or lease the necessary video lottery terminals, which will require additional debt and equity financing that may not be available on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all. See "Part I, Item 1A. Risk Factors—Risks Related to Our Capital Structure—*The indenture governing our Senior Secured and Senior Subordinated Notes and our other debt agreements contain covenants that significantly restrict our operations and our ability to incur debt*" and "—Risks Related to Our Business—*The future of slot gaming and video lottery at Scioto Downs is uncertain,*" both of which are included elsewhere in this report.

In addition, the conditions applicable to slot gaming at Ohio racetracks are expected to require, if approved, the payment of a license fee, an investment in the gaming facilities including the purchase or lease of the video lottery terminals and a requirement that the State of Ohio retain a yet undetermined portion of the revenues from video lottery terminals. We may also be required to share a portion of our revenues with horse owners and trainers at Scioto Downs. Until such time as regulations are proposed and acted upon, it is unclear as to the impact of such conditions on gaming operations at the racetracks. Accordingly, even if slot gaming is approved at Scioto Downs, we cannot assure you that the revenues generated from slot gaming at Scioto Downs will yield an adequate return on our investment or that we will be able to operate slot gaming at Scioto Downs profitably because of the significant investment required and the retention of revenues by the State of Ohio. Finally, we will require additional financing to, among other things, pay required license fees and fund the expansion and improvement of the Scioto Downs facilities to comply with licensing requirements and accommodate casino gaming.

Competition

We face substantial competition in each of the markets in which our facilities are located. See "Part I, Item 1A. Risk Factors—Risks Related to Our Business" which is included elsewhere in this report.

Gaming Operations

In recent years, the number of gaming options available to consumers in our West Virginia area market has increased considerably. While there are three other tracks and one resort in West Virginia that offer slot machine and table gaming, only one, Wheeling Downs, lies within Mountaineer's primary market (a 150-mile radius), located approximately 50 miles to the south in Wheeling, West Virginia.

That competitor currently operates approximately 1,800 slot machines, 12 poker tables, and 37 casino table games.

The primary competitors for Mountaineer (and to a lesser extent, Presque Isle Downs) are gaming operations in Pennsylvania. Pennsylvania's slot machine law, as amended on January 7, 2010, contemplates the installation of slot machines and table games at up to fourteen locations: (i) seven racetracks (including Presque Isle Downs) each with up to 3,000 slots initially and with the ability to apply to the Pennsylvania Gaming Control Board for up to 5,000 slots and up to 250 table games (six of which, in addition to Presque Isle Downs, are currently operating slots and table games); (ii) five stand-alone slot parlors with up to 5,000 slots and up to 250 table games (four of which are currently operating slots and table games); and (iii) two resort locations with up to 500 slots each (600 if they also offer table games) and up to 50 table games. The January 7, 2010, amendment of the Pennsylvania gaming law also authorizes the Gaming Control Board to issue a third resort license (Category 3) after July 20, 2017, under certain circumstances. The Meadows Racetrack & Casino, a harness racetrack approximately 40 miles southeast of Mountaineer, currently operates approximately 3,500 slot machines, 26 poker tables and 36 casino table games, as well as various food and beverage outlets. The Rivers Casino, a stand-alone slot parlor located in downtown Pittsburgh, approximately a one-hour drive from Mountaineer and a two-hour drive from Presque Isle Downs, currently operates approximately 3,000 slot machines, 24 poker tables and 62 casino table games (with an additional 19 tables requested), as well as various food, beverage and entertainment venues. Additionally, in September 2007, the Pennsylvania Harness Horse Racing Commission granted a license to build Valley View Downs in Lawrence County, Pennsylvania, approximately 45 miles from Mountaineer and 90 miles from Presque Isle Downs; and in November 2007, Valley View applied to the Pennsylvania Gaming Control Board for the final Category 1 racetrack slot machine license. However, in September 2008, the owners of the project announced that they have no financing for the project and intended to sell the opportunity. On October 28, 2009, Valley View filed for Chapter 11 bankruptcy protection and its parent corporation, Centaur, Inc., defaulted on its $492 million debt and filed for Chapter 11 bankruptcy on March 6, 2010. During 2010, Valley View Downs' owners petitioned the bankruptcy court to allow the auction of Valley View Downs. American Harness Tracks LLC was the successful bidder and is currently awaiting a decision on whether it will be awarded the harness-racing license held by Valley View Downs. American Harness Tracks LLC will also need to obtain a casino license from the Pennsylvania Gaming Control Board in order to move forward with the casino project. Mountaineer (and to a lesser extent, Presque Isle Downs) compete with the Rivers Casino and The Meadows for gaming patrons. Likewise, if American Harness Tracks LLC obtains a gaming license and successfully opens a casino, it would represent new competition for Mountaineer and Presque Isle Downs. Presque Isle Downs also competes principally with the Seneca Allegany Casino & Hotel in Salamanca, New York, approximately seventy-five miles away. That facility has approximately 2,000 slot machines, 33 table games, and a 212-room hotel with resort amenities.

Additionally, Mountaineer competes with smaller gaming operations conducted in local bars and fraternal organizations. West Virginia law permits limited video lottery machines ("LVLs") in local bars and fraternal organizations. The West Virginia Lottery Commission authorizes up to 7,500 slot machines in these facilities throughout West Virginia. No more than five slot machines are allowed in each establishment licensed to sell alcoholic beverages, and no more than ten slot machines are allowed in each licensed fraternal organization. As of March 1, 2011, there were a total of approximately 1,290 LVL's in bars and fraternal organizations in Hancock County (where Mountaineer is located) and the two neighboring counties (Brook and Ohio Counties). Although the bars and fraternal organizations housing these machines lack poker and table gaming, as well as the amenities and ambiance of our Mountaineer facility, they do compete with us, particularly for the local patronage.

During 2010, with respect to West Virginia casinos and LVL's within our target market, Mountaineer's market share was 46%, compared to 35% for Wheeling Downs and 19% for the LVLs.

Including slot casinos in Western Pennsylvania, Mountaineer's and Presque Isle Downs' market shares were 16% and 17%, respectively, compared to 12% for Wheeling Downs, 7% for the LVLs, 24% for The Meadows Racetrack & Casino in Washington, Pennsylvania and 24% for the Rivers Casino in downtown Pittsburgh, Pennsylvania.

All of our gaming operations also compete to a lesser extent with operations in other locations, including Native American lands, and with other forms of legalized gaming in the United States, including state-sponsored lotteries, on- and off- track wagering, high-stakes bingo, card parlors, and the emergence of Internet gaming. In addition, casinos in Canada have likewise recently begun advertising in our target markets. See "Part I, Item 1A. Risk Factors—Risks Related to Our Business—*We face significant competition from other gaming and racing facilities, and increased competition could have a material adverse effect on us; recent passage of a referendum authorizing four casinos in Ohio will create significant new competition*" which is included elsewhere in this report.

Racing and Pari-mutuel Operations

Mountaineer's racing and pari-mutuel operations compete directly for wagering dollars with Wheeling Downs, which is located approximately 50 miles from Mountaineer; Thistledown and Northfield Park, which are located approximately 85 miles to the northwest of Mountaineer in Cleveland, Ohio; and The Meadows, located approximately 40 miles southeast of Mountaineer in Washington, Pennsylvania. Wheeling Downs conducts pari-mutuel greyhound racing, simulcasting and casino gaming. Thistledown and Northfield Park conduct pari-mutuel horse racing but not video lottery or slot gaming. The Meadows conducts live harness racing, simulcasting and slot gaming. Mountaineer would also compete for pari-mutuel wagering patrons with Valley View Downs in Lawrence County, Pennsylvania, approximately 45 miles from Mountaineer, if it is constructed and opened. Since commencing export simulcasting in August 2000, Mountaineer competes with racetracks across the country to have its signal carried by off-track wagering parlors. Mountaineer also competes for wagering dollars with off-track wagering facilities in Ohio and Pennsylvania, and competes with other racetracks for participation by quality racehorses.

Presque Isle Downs faces competition from other racetracks in Pennsylvania and off-track wagering facilities in Pennsylvania and Ohio, as well as from casinos in Western New York. Presque Isle Downs will also compete with Valley View Downs if it is constructed and opens.

Scioto Downs competes primarily with Beulah Park, a thoroughbred racetrack also located in Columbus Ohio (although currently Scioto Downs and Beulah Park do not operate on the same dates pursuant to an agreement between Scioto Downs and Beulah Park which was approved by the Ohio Racing Commission), and to a lesser extent, casino gambling in Indiana and in Michigan. Further, Scioto Downs faces competition from off-track wagering facilities in Ohio and Pennsylvania.

Employees

As of March 1, 2011, we had approximately 2,500 employees.

Mountaineer. Mountaineer has approximately 1,320 employees. Approximately 20 of Mountaineer's employees are represented by a union covering our pari-mutuel clerks and certain employees providing simulcast betting services. We have an agreement in place with the pari-mutuel clerks until November 30, 2011. In addition, approximately 95 employees are represented by a union covering our VLT gaming employees pursuant to a collective bargaining agreement that expires March 1, 2012.

Presque Isle Downs. Presque Isle Downs employs approximately 925 people, which increases by approximately 120 during racing which is generally conducted from May through September.

Scioto Downs. There are approximately 12 employees at Scioto Downs, which increases by approximately 160 during racing which is generally conducted from May through September.

Regulation and Licensing

General

All of our gaming and racing operations are subject to extensive regulation under the laws and regulations of each of the jurisdictions in which we operate and could be subjected at any time to additional or more restrictive regulations. Gaming laws are generally designed to protect gaming consumers and the integrity of the gaming industry and to keep the industry free of inappropriate or criminal influences. Gaming laws are also designed to maximize state and local revenues derived through taxes and licensing fees imposed on gaming industry participants as well as to enhance economic development, tourism, and participation of minorities in employment, contracting, and ownership. To accomplish these public policy goals, gaming laws establish procedures to ensure that participants in the gaming industry meet certain standards of character and fitness. In addition, gaming laws require gaming industry participants to:

- establish procedures designed to prevent cheating and fraudulent practices;
- establish and maintain responsible accounting practices and procedures;
- establish practices to promote diversity in hiring, contracting and ownership;
- maintain effective controls over their financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
- maintain systems for reliable record keeping;
- file periodic reports with gaming regulators; and
- establish programs to promote responsible gaming and inform patrons of the availability of help for problem gaming.

Typically, these requirements are set forth by statute and administered by a regulatory agency (which could be in the form of a lottery commission, gaming commission or gaming control board) with broad discretion to regulate owners, managers, and persons with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which we operate:

- adopt rules and regulations under the implementing statutes;
- interpret and enforce gaming laws;
- impose disciplinary sanctions for violations, including fines and penalties;
- review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;
- grant licenses for participation in gaming operations;
- collect and review reports and information submitted by participants in gaming operations;
- review and approve transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and
- establish and collect fees and taxes.

Any change in the laws or regulations of a gaming jurisdiction could have a material adverse effect on our gaming operations.

Licensing and Suitability

Gaming laws require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our stockholders and holders of our debt securities, to obtain licenses or approvals (or seek waivers) from gaming authorities. In Pennsylvania, our stockholders and holders of our debt securities would be required to obtain licenses if the Pennsylvania Gaming Control Board has reason to believe a particular stockholder or holder of our debt security would not satisfy suitability criteria. Licenses typically require a determination that the applicant qualifies or is suitable to hold the license, a determination over which gaming authorities have very broad discretion. Criteria used in determining whether to grant a license to conduct gaming operations, while varying among jurisdictions, generally include consideration of factors such as:

- the financial stability, integrity and responsibility of the applicant, including whether the operation is adequately capitalized in the state and exhibits the ability to maintain adequate insurance levels;
- the quality of the applicant's casino facilities;
- the amount of revenue to be derived by the applicable state from the operation of the applicant's casino;
- the applicant's practices with respect to minority hiring and training; and
- the effect on competition and general impact on the community.

In evaluating individual applicants, gaming authorities consider the individual's business experience and reputation for good character, the individual's criminal history and credit, and the character of those with whom the individual associates. In addition to us and our subsidiaries engaged in gaming operations, gaming authorities may investigate any individual who has a material relationship to or material involvement with, any of these entities to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Our officers, directors and certain key employees must file applications with the gaming authorities and may be required to be licensed, qualified or be found suitable in many jurisdictions. Gaming authorities may deny an application for licensing for any cause which they deem reasonable. Qualification and suitability determinations require submission of detailed personal and financial information followed by a thorough investigation. The applicant must pay all the costs of the investigation. Changes in licensed positions must be reported to gaming authorities and in addition to their authority to deny an application for licensure, qualification or a finding of suitability, gaming authorities have jurisdiction to disapprove a change in a corporate position. If one or more gaming authorities were to find that an officer, director or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. In addition, gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications.

Moreover, in many jurisdictions, including Pennsylvania, certain of our stockholders or holders of our debt securities may be required to undergo a suitability investigation similar to that described above. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage of our voting securities, typically 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an "institutional investor" to apply for a waiver. An "institutional investor" is generally defined as an investor acquiring and holding voting securities in the ordinary course of business as an institutional investor, and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or the taking of any other action which gaming authorities find to be inconsistent with holding our voting securities for investment purposes only. Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations.

Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Any stockholder found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. Furthermore, we may be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any of our subsidiaries, we: (i) pay that person any dividend or interest upon our voting securities; (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pay remuneration in any form to that person for services rendered or otherwise; or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of that person's voting securities for cash at fair market value.

The gaming laws in some of the jurisdictions in which we operate also require that suppliers of certain goods and services to gaming industry participants be licensed and require us to purchase and lease gaming equipment, supplies and services only from licensed suppliers.

Licenses in most of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. The failure to renew any of our licenses could have a material adverse effect on our gaming operations.

Violations of Gaming Laws

If we or our subsidiaries violate applicable gaming laws, our gaming licenses could be limited, conditioned, suspended or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. Furthermore, violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could have a material adverse effect on our gaming operations.

Some gaming jurisdictions prohibit certain types of political activity by a gaming licensee, its officers, directors and key people. A violation of such a prohibition may subject the offender to criminal and/or disciplinary action.

Reporting and Record-Keeping Requirements

We are required periodically to submit detailed financial and operating reports and furnish any other information about us and our subsidiaries which gaming authorities may require. Under federal law, we are required to record and submit detailed reports of currency transactions involving greater than $10,000 at our casinos as well as any suspicious activity that may occur at such facilities. We are required to maintain a current stock ledger which may be examined by gaming authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming authorities may, and in certain jurisdictions do, require certificates for our securities to bear a legend indicating that the securities are subject to specified gaming laws.

Review and Approval of Transactions

Substantially all material loans, leases, sales of securities and similar financing transactions by us and our subsidiaries must be reported to and in some cases approved by gaming authorities. The issuance and sale of notes does not require approval by gaming authorities, but we must give notice to the relevant gaming authorities in Pennsylvania and West Virginia. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Gaming authorities may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction. The Pennsylvania Gaming Control Board may impose a re-licensing fee of up to $50 million in connection with a change in control. To date, however, as a matter of policy, the Pennsylvania Gaming Control Board has set the re-licensing fee in the event of a change of control at $2.5 million.

License Fees and Gaming Taxes

We pay substantial license fees and taxes in many jurisdictions, including some of the counties and cities in which our operations are conducted, in connection with our casino gaming operations, computed in various ways depending on the type of gaming or activity involved. Depending upon the particular fee or tax involved, these fees and taxes are payable with varying frequency. License fees and taxes are based upon such factors as:

- a percentage of the gross gaming revenues received;
- the number of gaming devices and table games operated; and
- in the case of Pennsylvania and West Virginia, certain minimum annual amounts.

In West Virginia, slot gaming tax rates increase after gross slot gaming revenues exceed a threshold (in our case, approximately $160 million per year based on the state's June 30 fiscal year). The effective tax rate on slot gaming revenues at Mountaineer is approximately 56% to 57% (based on a rate of 55.4% of the first $160.0 million of revenue and 59.7% thereafter) and the effective tax rate on table game revenues at Mountaineer is approximately 38% to 41% (based on a state rate of 35% and an annual $2.5 million license fee). The effective tax rate on slot gaming revenues at Presque Isle Downs is approximately 61% (based on a state rate of 55% in addition to a minimum tax of the greater of 2% or $10.0 million for the host municipality). Furthermore, tax rates are subject to change, sometimes with little notice, and such changes could have a material adverse effect on our gaming operations. The effective tax rate on table game revenues at Presque Isle Downs will be 16% for the first two years of operations (or through July 7, 2012) and 14% thereafter.

A bill has been passed by the West Virginia legislature (and is awaiting signature by the Governor of West Virginia) that would permit utilization of a portion of the current 4% administrative fee (that is part of the gaming taxes currently paid to the West Virginia Lottery Commission) for a capital reinvestment fund for racetrack capital improvements having a useful life of three years or more (including equipment and video lottery terminals). The bill would also remove the $5 maximum bet limit on slot machines and allow the slot machines to accept $50 and $100 bills.

In addition to taxes specifically unique to gaming, we are required to pay all other applicable taxes.

Operational Requirements

In most jurisdictions, we are subject to certain requirements and restrictions on the conduct of our gaming operations. In some states, we are required to give preference to local suppliers and include minority and women-owned businesses as well as in general business activity. Similarly, we may be required to give employment preference to minorities, women, and in-state residents in certain jurisdictions. Moreover, many jurisdictions require a gaming operation to maintain insurance and post bonds in amounts determined by their gaming authority.

In addition, our ability to conduct certain types of games, introduce new games or move existing games within our facilities may be restricted or subject to regulatory review and approval. Some of our operations are subject to restrictions on the number of gaming positions we may have and the maximum wagers allowed to be placed by our customers.

In Pennsylvania, as the holder of a Category 1 license, Presque Isle Downs will be required to create a fund to be used for the improvement and maintenance of the backside area of the racetrack. Generally, a Category 1 licensee must deposit into the fund $5 million over the initial five-year period of the license and an amount not less than $250,000 or more than $1 million annually for the five years thereafter. However, as a new racetrack, Presque Isle Downs is exempt from the $5 million requirement and will not be required to begin the $250,000 payments until 2017. In September 2008, Pennsylvania implemented restrictions on smoking in casinos. Currently, 50% of Presque Isle Downs' slot machines and table games must be located in non-smoking sections. In addition, Presque Isle Downs has an agreement with the Pennsylvania Racing Commission to construct two new barns during 2011.

Additionally, once the designated number of Pennsylvania's slot machine licensees is operational, all holders of slot machine licenses, including Presque Isle Downs, will be assessed their proportionate share of the borrowings incurred by the Pennsylvania Gaming Control Board, the Pennsylvania Department of Revenue and the Pennsylvania State Police to fund the costs they incurred as a result of gaming operations. For a portion of the borrowings, the repayment is to begin after the eleventh facility opens while repayment of the balance will commence after all fourteen licensees are operational. It is anticipated that such repayment period will be between five and ten years.

Racetracks

In West Virginia and Pennsylvania our ability to conduct gaming operations is conditioned on the maintenance of racing licenses and agreements or certain arrangements with horsemen's or labor groups. See "Part I, Item 1A. Risk Factors—Risks Related to Our Business—*We depend on agreements with our horsemen and pari-mutuel clerks to operate our business*" which is included elsewhere in this report.

Regulations governing our horse racing operations are administered separately from the regulations governing gaming operations, with separate licenses and license fee structures. The racing authorities responsible for regulating our racing operations have broad oversight authority, which may include: annually reviewing and granting racing licenses and racing dates; with respect to Pennsylvania, approving the opening and operation of off-track wagering facilities; approving simulcasting activities; licensing all officers, directors, racing officials and certain other employees of a racing licensee; and approving all contracts entered into by a racing licensee affecting racing and pari-mutuel wagering operations.

Environmental Matters

We are subject to various federal, state and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid, animal and hazardous wastes and exposure to hazardous materials. These laws and regulations, which are complex and subject to change, include United States Environmental Protection Agency and state laws and regulations that address the impacts of manure and wastewater generated by Concentrated Animal Feeding Operations ("CAFO") on water quality, including, but not limited to, storm water discharges. CAFO regulations include permit requirements and water quality discharge standards. Enforcement of CAFO regulations has been receiving increased governmental attention. Compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures. For example, we may incur future costs under existing and new laws and regulations pertaining to storm water and wastewater management at our racetracks. Moreover, violations can result in significant penalties and, in some instances, interruption or cessation of operations. Water discharges from our racetrack operations at our Mountaineer facility were the subject of past enforcement actions by state regulators. We satisfied the requirements of those past proceedings and recently achieved compliance with the final requirement of our applicable permit.

We also are subject to laws and regulations that create liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, a current or previous owner or operator of property may be liable for the costs of remediating hazardous substances or petroleum products on its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly, such substances may materially adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. Additionally, the owner of a property may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. See "Part I, Item 1A. Risk Factors—Risks Related to Our Business—*We are subject to environmental laws and potential exposure to environmental liabilities*" which is included elsewhere in this report.

In connection with our property acquisitions, we typically conduct environmental assessments of the target properties. Based on these assessments, we have identified soil and/or groundwater contamination and other issues (such as the presence of wetlands or asbestos) at certain of our properties that may require further action or involve regulatory oversight. Generally, the contamination issues relate to uses of our properties by the prior landowners and operators. For example, in October 2004, we acquired a property in Pennsylvania that had pre-existing contamination from its former use as a paper manufacturing plant. We entered into a Consent Order with the Pennsylvania Department of Environmental Protection (the "PaDEP") in which we agreed to clean up certain portions of the site in consideration for a covenant not to sue and insulation from liability arising from certain pre-existing contamination, provided we did not exacerbate the pre-existing contamination. We also purchased an Environmental Risk Insurance Policy in the amount of $10 million through 2014 with respect to the property. In October 2005, we sold the portion of the property that will require further work to a third party who assumed our obligations under the Consent Order and agreed to undertake the required remediation work. We understand that the purchaser has begun the necessary cleanup. However, in the event that the purchaser fails to honor its obligations, we could incur costs related to this matter in the future. In addition, we are engaged in investigation or remediation efforts at several of our other properties.

Through December 31, 2010, we spent approximately $4.0 million for capital expenditures related to environmental control facilities associated with our horseracing facilities in West Virginia, all of which was reimbursed to us from the West Virginia Racing Commission. In addition, it is estimated that we will be required to expend approximately $0.2 million for environmental-related repairs at Presque Isle Downs and approximately $0.5 million for environmental-related capital expenditures at Scioto Downs.

Compliance with Other Laws

We are also subject to a variety of other rules and regulations, including zoning, construction and land use laws and regulations, and laws governing the serving of alcoholic beverages in all of the states in which we operate. Mountaineer, Presque Isle Downs and Scioto derive other revenues from the sale of alcoholic beverages. Any interruption or termination of the ability to serve alcoholic beverages at those properties would have a material adverse effect on our business, financial condition and results of operations.

Available Information

For more information about us, visit our website at *www.mtrgaming.com*. Our electronic filings with the Securities and Exchange Commission (including all annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to these reports), including the exhibits, are available free of charge through our website as soon as reasonably practicable after we electronically file them with or furnish them to the Securities and Exchange Commission. Additionally, the West Virginia Lottery Commission and the Pennsylvania Gaming Control Board maintain websites through which they periodically (generally weekly) report our revenue from gaming operations and other information. We have no control over the information posted to these websites and cannot assure the accuracy of such information.

ITEM 1A. RISK FACTORS.

Risks Related to Current Economic Conditions

The volatility and disruption of the capital and credit markets and adverse changes in the U.S. and global economies may negatively impact our revenues and our ability to access financing.

During the past few years, a confluence of many factors contributed to diminished expectations for the U.S. economy and increased market volatility for publicly traded securities, including the common shares of publicly owned companies. These factors included the availability and cost of credit, declining business and consumer confidence and increased unemployment. These economic conditions also affected lenders, resulting in severely contracted credit markets making it costly and difficult to obtain new credit or refinance existing debt. While economic conditions have recently shown signs of improvement, that trend may not continue and the extent of current economic improvement or stability in the credit markets is not known.

While we intend to finance capital projects with cash on hand, cash flow from operations and proceeds from the sale of non-core assets, we may require additional financing to support our growth. Borrowings under our Credit Facility will be limited. Moreover, we will need to refinance our $125 million in the aggregate principle amount of 9% Senior Subordinated Notes that mature on June 1, 2012; and finance development of Scioto Downs if slot gaming is approved at the racetracks in Ohio. However, as a result of uncertainties that may remain or develop in the capital and credit markets and without the continued and sustained improvements in such financial markets, we may not have access to sufficient capital on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all. See "*Risks Related to Our Capital Structure*" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—*Liquidity and Sources of Capital*" which is included elsewhere in this report. Further, if adverse regional and national economic conditions fail to improve significantly, persist or worsen, we could experience material decreases in revenues and cash flows from our operations attributable to decreases in consumer spending levels and could fail to satisfy covenants imposed by our existing debt agreements.

Risks Related to Our Business

We depend on Mountaineer and Presque Isle Downs for substantially all of our revenues, and, therefore, any risks faced by those operations could have a material impact on our results of operations.

We currently remain dependent upon Mountaineer and Presque Isle Downs for substantially all of our revenues and cash flows. As a result, we may be subject to greater risks than a geographically diversified gaming operation, including, but not limited to the following risks faced by our Mountaineer and Presque Isle Downs operations:

- risks related to local and regional economic and competitive conditions, such as a decline in the number of visitors, a downturn in the overall economy in Mountaineer's and Presque Isle

Downs' markets, a decrease in gaming activities in those markets or an increase in competition, including, but not limited to, competition from limited video lottery machines in local bars and fraternal organizations in West Virginia, continued competition from gaming facilities in Pennsylvania and competition from future gaming facilities in Ohio;

- changes in local and state governmental laws and regulations (including changes in laws and regulations affecting gaming operations and taxes) applicable to Mountaineer or Presque Isle Downs;
- impeded access to Mountaineer or Presque Isle Downs due to weather, floods, road construction or closures of primary access routes;
- work stoppages at Mountaineer or Presque Isle Downs;
- risks related to acts of terrorism, international conflicts or breaches of security affecting Mountaineer or Presque Isle Downs; and
- natural and other disasters affecting Mountaineer's or Presque Isle Downs' market.

The occurrence of any of these or similar events could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition from other gaming and racing facilities, and increased competition could have a material adverse effect on us; recent passage of a referendum authorizing four casinos in Ohio will create significant new competition.

Gaming Operations. We face substantial competition in each of the markets in which our gaming facilities are located. Some of the competitors have significantly greater name recognition and financial and marketing resources than we do; some are permitted to conduct additional forms of gaming; and some pay substantially lower taxes than we do, which may permit them to spend more for marketing and promotions and thus gain a competitive advantage over us. All of our gaming operations primarily compete with other gaming operations in their geographic areas. New expansion and development activity is occurring in each of the relevant markets. These factors, as well as the legalization of other forms of gaming in the markets in which our gaming facilities are located, may intensify competitive pressures and could have a material adverse effect on us. For example, video lottery at racetracks in Ohio, if approved, would compete with Mountaineer and Presque Isle Downs, and new gaming operations in Ohio as a result of the November 3, 2009 referendum will also compete with Mountaineer and Presque Isle Downs and may have a material adverse effect on our business, financial condition and results of operations. During the month of December 2010, approximately 76% of the total amount played in Mountaineer's slot machines was attributable to customers from Ohio and approximately 43% of the total amount played in Presque Isle Downs' slot machines was attributable to customers from Ohio. Specifically, 7% of amounts played at Mountaineer's slot machines and 18% of the amounts played at Presque Isle Downs' slot machines was attributable to customers from Cuyahoga County, Ohio, which is the location of one of the planned casinos and racetracks (Thistledown) that are expected to offer slot gaming, and is also near Northfield Park, another racetrack expected to offer slot gaming. As a result, we expect that future gaming operations at the downtown Cleveland casino, Thistledown and Northfield Park would compete with gaming operations at Mountaineer and Presque Isle Downs. In addition, gaming operations at the casino planned for Columbus and Beulah Park, a thoroughbred racetrack in Columbus, Ohio, would compete with gaming operations at Scioto Downs. While we believe that the approval of slot gaming at Scioto Downs may positively impact our financial condition and results of operations, we also expect that such gaming activity, as well as gaming activity at the planned Ohio casinos, will negatively impact our results of operations at Mountaineer and Presque Isle Downs and that such negative impact may be material.

The November 3, 2009 referendum permits a casino in each of Cleveland, Cincinnati, Toledo and Columbus. A casino in Cleveland will increase competition at both Mountaineer and Presque Isle Downs commencing approximately in 2013 unless a temporary facility as currently being discussed opens earlier. A casino in Columbus will increase competition at Scioto Downs. Each casino may have up to 5,000 slot machines as well as any other casino games authorized in any state that borders Ohio. Accordingly, we expect these casinos to create significant new competition. In addition, even if gaming is permitted at Scioto Downs following the resolution of Ohio's ability to move forward with a plan to permit slot machines at the racetracks, the passage of the referendum permitting casino gaming may materially and adversely affect our ability to obtain financing, to pay the license fees and otherwise make necessary investments at Scioto Downs to permit gaming and comply with the conditions to licensing. Additionally, tax rates on the revenue from such casinos could be substantially lower than the tax rates that may be imposed on video lottery at the racetracks, resulting in a competitive advantage for the casinos. Such new competition may have a material adverse effect on our business, financial conditions and results of operations. We intend to lobby for lower licensing fees and comparable tax rates in light of the anticipated competition from casinos authorized by the November 3, 2009 referendum, but we cannot assure you that we will be successful.

In recent years, the number of gaming options available to consumers in our West Virginia area market has increased considerably. While there are three other tracks and one resort in West Virginia that offer slot machine and table gaming, only one, Wheeling Downs, lies within Mountaineer's primary market (a 150-mile radius), located approximately 50 miles to the south in Wheeling, West Virginia. That competitor currently operates approximately 1,800 slot machines, 12 poker tables, and 37 casino table games.

The primary competitors for Mountaineer (and to a lesser extent, Presque Isle Downs) are gaming operations in Pennsylvania. Pennsylvania's slot machine law, as amended on January 7, 2010, contemplates the installation of slot machines and table games at up to fourteen locations: (i) seven racetracks (including Presque Isle Downs) each with up to 3,000 slots initially and with the ability to apply to the Pennsylvania Gaming Control Board for up to 5,000 slots and up to 250 table games (six of which, in addition to Presque Isle Downs, are currently operating slots and table games); (ii) five stand-alone slot parlors with up to 5,000 slots and up to 250 table games (four of which are currently operating slots and table games); and (iii) two resort locations with up to 500 slots each (600 if they also offer table games) and up to 50 table games. The January 7, 2010, amendment of the Pennsylvania gaming law also authorizes the Gaming Control Board to issue a third resort license (Category 3) after July 20, 2017, under certain circumstances. The Meadows Racetrack & Casino, a harness racetrack approximately 40 miles southeast of Mountaineer, currently operates approximately 3,500 slot machines, 26 poker tables and 36 casino table games, as well as various food and beverage outlets. The Rivers Casino, a stand-alone slot parlor located in downtown Pittsburgh, approximately a one-hour drive from Mountaineer and a two-hour drive from Presque Isle Downs, currently operates approximately 3,000 slot machines, 24 poker tables and 62 casino table games (with an additional 19 tables requested), as well as various food, beverage and entertainment venues. Additionally, in September 2007, the Pennsylvania Harness Horse Racing Commission granted a license to build Valley View Downs in Lawrence County, Pennsylvania, approximately 45 miles from Mountaineer and 90 miles from Presque Isle Downs; and in November 2007, Valley View applied to the Pennsylvania Gaming Control Board for the final Category 1 racetrack slot machine license. However, in September 2008, the owners of the project announced that they had no financing for the project and intended to sell the opportunity. On October 28, 2009, Valley View filed for Chapter 11 bankruptcy protection and its parent corporation, Centaur, Inc., defaulted on its $492 million debt and filed for Chapter 11 bankruptcy on March 6, 2010. During 2010, Valley View Downs' owners petitioned the bankruptcy court to allow the auction of Valley View Downs. American Harness Tracks LLC was the successful bidder and is currently awaiting a decision on whether it will be awarded the harness-racing license held by Valley View Downs. American Harness Tracks LLC will also need to obtain a casino license from the Pennsylvania Gaming Control

Board in order to move forward with the casino project. Mountaineer (and to a lesser extent, Presque Isle Downs) compete with the Rivers Casino and The Meadows for gaming patrons. Likewise, if American Harness Tracks LLC obtains a gaming license and successfully opens a casino, it would represent new competition for Mountaineer and Presque Isle Downs. Presque Isle Downs also competes principally with the Seneca Allegany Casino & Hotel in Salamanca, New York, approximately seventy-five miles away. That facility has approximately 2,000 slot machines, 33 table games, and a 212-room hotel with resort amenities.

Additionally, Mountaineer competes with smaller gaming operations conducted in local bars and fraternal organizations. West Virginia law permits limited video lottery machines ("LVLs") in local bars and fraternal organizations. The West Virginia Lottery Commission authorizes up to 7,500 slot machines in adults-only facilities throughout West Virginia. No more than five slot machines are allowed in each establishment licensed to sell alcoholic beverages, and no more than ten slot machines are allowed in each licensed fraternal organization. As of March 1, 2011, there were a total of approximately 1,290 LVL's in bars and fraternal organizations in Hancock County (where Mountaineer is located) and the two neighboring counties (Brook and Ohio Counties). Although the bars and fraternal organizations housing these machines lack poker and table gaming, as well as the amenities and ambiance of our Mountaineer facility, they do compete with us, particularly for the local patronage.

All of our gaming operations also compete to a lesser extent with operations in other locations, including Native American lands, and with other forms of legalized gaming in the United States, including state-sponsored lotteries, on- and off- track wagering, high-stakes bingo, card parlors, and the emergence of Internet gaming. In addition, casinos in Canada have likewise recently begun advertising in our target markets.

Racing and Pari-mutuel Operations. Mountaineer's racing and pari-mutuel operations compete directly for wagering dollars with Wheeling Downs, which is located approximately 50 miles from Mountaineer; Thistledown and Northfield Park, which are located approximately 85 miles to the northwest of Mountaineer in Cleveland, Ohio; and The Meadows, located approximately 40 miles southeast of Mountaineer in Washington, Pennsylvania. Wheeling Downs conducts pari-mutuel greyhound racing, simulcasting and casino gaming. Thistledown and Northfield Park conduct pari-mutuel horse racing but not video lottery or slot gaming. The Meadows conducts live harness racing, simulcasting and slot gaming. Mountaineer would also compete for pari-mutuel wagering patrons with Valley View Downs in Lawrence County, Pennsylvania, approximately 45 miles from Mountaineer, if it is constructed and opened. Since commencing export simulcasting in August 2000, Mountaineer competes with racetracks across the country to have its signal carried by off-track wagering parlors. Mountaineer also competes for wagering dollars with off-track wagering facilities in Ohio and Pennsylvania, and competes with other racetracks for participation by quality racehorses.

Presque Isle Downs faces competition from other racetracks in Pennsylvania and off-track wagering facilities in Pennsylvania and Ohio, as well as from casinos in Western New York. Presque Isle Downs will also compete with Valley View Downs if it is constructed and opens.

Scioto Downs competes primarily with Beulah Park, a thoroughbred racetrack also located in Columbus Ohio (although currently Scioto Downs and Beulah Park do not operate on the same dates pursuant to an agreement between Scioto Downs and Beulah Park which was approved by the Ohio Racing Commission), and to a lesser extent, casino gambling in Indiana and in Michigan. Further, Scioto Downs faces competition from off-track wagering facilities in Ohio and Pennsylvania.

Increased competition may require us to make substantial capital expenditures to maintain and enhance the competitive positions of our properties, including updating slot machines to reflect changing technology, refurbishing rooms and public service areas periodically, replacing obsolete equipment on an ongoing basis, and making other expenditures to increase the attractiveness and add to the appeal of our properties, including increased marketing and promotions. We cannot assure you that we will have sufficient cash on hand or access to financing to fund such capital expenditures. In addition, certain of our competitors have access to greater financial resources than we do, which may permit them to make capital improvements that we do not have sufficient funding to make or purchase newer slot or other equipment which could put us at a competitive disadvantage.

In a broader sense, our gaming operations face competition from all manner of leisure and entertainment activities, including shopping, athletic events, television and movies, concerts and travel. Increased competition from other gaming and racing facilities and other leisure and entertainment activities could have a material adverse effect on our business, financial condition and results of operations.

The future of slot gaming and video lottery at Scioto Downs is uncertain.

On July 13, 2009, the former Governor of Ohio signed an executive order directing the Ohio Lottery to take action to implement, and the Ohio legislature approved a budget bill which included language to enable, video lottery terminals ("VLTs") at Ohio's seven commercial horse tracks, including Scioto Downs. However, despite the efforts by the former Governor, the legislature and the Ohio Lottery Commission, legal and other challenges prohibited Ohio from moving forward with permitting slot gaming or video lottery terminals at the racetracks prior to the November 2010 election. On November 2, 2010, voters in Ohio elected a new Governor and a significant number of new members to the legislature. Although there have not been any developments in finalizing the regulations by the newly elected Governor of Ohio or its legislature, we believe that the implementation of slot gaming or VLTs at racetracks in Ohio will move forward. Several key legislators have indicated their support for gaming activities at racetracks and the new Governor of Ohio has indicated that he is considering implementation of slots at the racetracks, although he has also indicated that he would like to evaluate such gaming activities as part of a comprehensive analysis of gambling in Ohio. In February 2011, the State of Ohio issued a *Request for Proposal* for assistance in helping the State maximize revenue from expanded gaming operations, particularly casinos and VLT operations. We believe that implementing slots or VLTs at the racetracks will move forward although there can be no assurance that it will move forward or, if it does, when or on what terms such gaming activities will be conducted.

The 2009 Ohio legislation enabling video lottery was also subject to two lawsuits filed in 2009. These lawsuits were dismissed in October 2009; however each of these lawsuits may be refiled.

On November 3, 2009, the voters of Ohio approved a proposal for a casino to be located in each of Cleveland, Cincinnati, Toledo, and Columbus. A casino in Columbus will increase competition at Scioto Downs. We intend to be proactive in our efforts to mitigate the effects of such competition, including continuing our efforts to introduce gaming at Scioto Downs as previously proposed, continuing to provide first-class customer service at all of our facilities, and continuing to manage and reduce our costs.

Even if gaming is permitted at Scioto Downs following the resolution of Ohio's ability to move forward with a plan to permit slot machines at the racetracks, the passage of a referendum permitting casino gaming may materially and adversely affect our ability to obtain financing to pay the license fees and otherwise make necessary investments at Scioto Downs to permit gaming and comply with the conditions to licensing. Additionally, tax rates on the revenue from such casinos could be substantially lower than the tax rates that may be imposed on video lottery at the racetracks, resulting in a competitive advantage for the casinos. Such new competition may have a material adverse effect on our business, financial condition and results of operations. We intend to lobby for lower licensing fees and comparable tax rates in light of the anticipated competition from casinos authorized by the November 3, 2009 referendum, but we cannot assure you that we will be successful.

In addition, the conditions applicable to slot gaming at Ohio racetracks are expected to require, if approved, the payment of a license fee, an investment in the gaming facilities including the purchase or lease of the video lottery terminals and a requirement that the State of Ohio retain a yet undetermined portion of the revenues from video lottery terminals. We may also be required to share a portion of our revenues with horse owners and trainers at Scioto Downs. Until such time as regulations are proposed and acted upon, it is unclear as to the impact of such conditions on gaming operations at the racetracks. Accordingly, even if slot gaming is approved at Scioto Downs, we cannot assure you that the revenues generated from slot gaming at Scioto Downs will yield an adequate return on our investment or that we will be able to operate slot gaming at Scioto Downs profitably because of the significant investment required and the retention of revenues by the State of Ohio. Finally, we will require additional financing to, among other things, pay required license fees and fund the expansion and improvement of the Scioto Downs facilities to comply with licensing requirements and accommodate casino gaming.

The indenture governing our $260 million in the aggregate principle amount of 12.625% Senior Secured Notes due 2014 (the "Senior Secured Notes"), the indenture governing our $125 million in the aggregate principle amount of 9% Senior Subordinated Notes due 2012 (the "Senior Subordinated Notes") and the provisions of our credit agreement ("Credit Agreement") which provides for a $20.0 million senior secured delayed-draw term loan credit facility (the "Credit Facility") significantly limit our ability to incur additional indebtedness and pay the required license fees.

In order to borrow amounts in excess of the debt permitted to be incurred under the indentures governing the Senior Secured Notes and Senior Subordinated Notes and our Credit Agreement, we must either satisfy the debt incurrence tests provided by the indentures, obtain the prior consents of the holders of at least a majority in aggregate principal amount of those notes and the consent of the lenders under our Credit Agreement, or obtain a sufficient amount of financing to refinance the Senior Secured Notes, the Senior Subordinated Notes and indebtedness outstanding under our Credit Facility, if any. While the indentures for the Senior Secured Notes and the Senior Subordinated Notes will allow us to incur indebtedness to fund development of future gaming operations, like slot gaming at Scioto Downs, the indentures governing those notes require us to obtain equity financing in the amount of 40% and 50%, respectively, of the total financed costs in excess of the permitted indebtedness.

We cannot assure you that we will be able to obtain such consents, or alternative financing, on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all. Our inability to obtain such consents, or alternative financing, would have a material adverse effect on our ability to develop future gaming operations at Scioto Downs and, as a result, our business, financial condition and results of operations. If we are unable to finance our current or future expansion projects, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects as well as capital expenditures, selling assets, restructuring debt, or obtaining equity financing. These sources of funds may not be sufficient to finance our expansion, and other financing may not be available on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all.

Our business may be materially and adversely affected by recession or economic downturn; the seasonal nature of our business could also materially and adversely affect our cash flows.

Our primary business involves leisure and entertainment. The economic health of the leisure and entertainment industry is affected by a number of factors that are beyond our control, including: (1) general economic conditions and economic conditions specific to our primary markets; (2) levels of disposable income of patrons; (3) increased transportation costs resulting in decreased travel by patrons; (4) local conditions in key gaming markets, including seasonal and weather-related factors; (5) increases in gaming and racing taxes or fees; (6) competitive conditions in the gaming, leisure and entertainment industry and in particular markets, including the effect of such conditions on the pricing of our products; (7) substantial price increases in the cost of energy in the United States; and (8) the relative popularity of entertainment alternatives to gaming and racing that compete for the leisure dollar. Any of these factors could materially adversely impact the leisure and entertainment industry generally, and as a result, our business, financial condition and results of operations.

In addition, our operations at Mountaineer, Presque Isle Downs, and Scioto Downs are typically seasonal in nature. Winter conditions may adversely affect transportation routes to our properties, as well as cause cancellations of live horse racing. As a result, unfavorable seasonal conditions could have a material adverse effect on our operations.

It is unlikely that we will be able to obtain business interruption coverage for casualties resulting from severe weather, and there can be no assurance that we will be able to obtain casualty insurance coverage at affordable rates, if at all, for casualties resulting from severe weather.

We are subject to extensive regulation by gaming and racing authorities.

Licensing Requirements. We are subject to extensive state and local regulation. State and local authorities require us and our subsidiaries to demonstrate suitability to obtain and maintain various licenses, and require that we have registrations, permits and approvals, to conduct gaming and racing operations, to sell alcoholic beverages and tobacco in our facilities and to operate our food service facilities. These regulatory authorities may, for any reason set forth in applicable legislation or regulation, limit, condition, suspend or revoke a license or registration to conduct gaming or racing operations or prevent us from owning the securities of any of our gaming or racing subsidiaries. In addition, we must periodically apply to renew many of our licenses or registrations. We cannot assure you that we will be able to obtain such renewals. Any failure to maintain or renew our existing licenses, registrations, permits or approvals would have a material adverse effect on us. In addition, to enforce applicable laws and regulations, regulatory authorities may levy substantial fines against or seize the assets of our company, our subsidiaries or the people involved in violating gaming laws or regulations. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Potential Changes in Regulatory Environment. If current laws are modified, or if additional laws or regulations are adopted, it could have a material adverse effect on us. From time to time, legislators and special interest groups have proposed legislation that would restrict or prevent gaming or racing operations in the jurisdictions in which we operate. Other laws, such as smoking bans, do not specifically restrict gaming operations but, as a practical matter, make gaming facilities less attractive to gaming patrons and can result in substantially reduced revenues. Restriction on or prohibition of our gaming or racing operations, whether through legislation or litigation, could have a material adverse effect on our business, financial condition and results operations.

Taxation. We pay substantial taxes and fees with respect to our operations. From time to time, federal, state and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming and racing industry. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. Changes in the tax laws or administration of those laws, if adopted, could have a material adverse effect on our business, financial condition and results of operations.

We depend on agreements with our horsemen and pari-mutuel clerks to operate our business.

The Federal Interstate Horse Racing Act and the state racing laws in West Virginia, Ohio and Pennsylvania require that, in order to simulcast races, we have written agreements with the horse owners and trainers at those racetracks. In addition, in order to operate slot machines in West Virginia, we are required to enter into written agreements regarding the proceeds of the slot machines (a "proceeds agreement") with a representative of a majority of the horse owners and trainers and with a representative of a majority of the pari-mutuel clerks. In Pennsylvania, we must have an agreement with the representative of the horse owners. We have the requisite agreements in place with the Mountaineer Horsemen until December 31, 2012. With respect to the Mountaineer pari-mutuel clerks, we have a labor agreement in force until November 30, 2011, and a proceeds agreement until April 14, 2012. We are required to have a proceeds agreement in effect on July 1 of each year with the horsemen and the pari-mutuel clerks as a condition to renewal of our video lottery license for such year. If the requisite proceeds agreement is not in place as of July 1 of a particular year, Mountaineer's application for renewal of its video lottery license could be denied, in which case Mountaineer would not be permitted to operate its slot machines. Additionally, the renewal of the video lottery license is a prerequisite to the renewal of the table games license. With respect to the Scioto horsemen, the agreement with the Horsemen's Benevolent & Protective Association is effective until November 29, 2012, and the agreement with the Ohio Harness Horsemen's Association provides for automatic annual renewals. Presque Isle Downs has the requisite agreement in place with the Pennsylvania Horsemen's Benevolent and Protective Association until March 13, 2013, with automatic two-year renewals unless either party provides written notice of termination at least ninety (90) days prior to the scheduled renewal date. With the exception of the Mountaineer and Presque Isle Downs horsemen's agreements and the agreement between Mountaineer and the pari-mutuel clerks' union described above, each of the agreements referred to in this paragraph may be terminated upon written notice by either party.

If we fail to maintain operative agreements with the horsemen, we will not be permitted to conduct live racing and export and import simulcasting at those racetracks, and, in West Virginia we will not be permitted to operate our slot machines and table games (including if we do not have in place the required proceeds agreement with the Mountaineer pari-mutuel clerks union) and in Pennsylvania we will not be permitted to operate our slot machines. In addition, our simulcasting agreements are subject to the horsemen's approval. If we fail to renew or modify existing agreements on satisfactory terms, this failure could have a material adverse effect on our business, financial condition and results of operations.

We are required to schedule a minimum number of live racing days in West Virginia and Pennsylvania.

All of the states in which we conduct live racing impose requirements with respect to the minimum number of live race dates annually. West Virginia and Pennsylvania, the states in which our racetracks operate slot machines or casino table games, gaming laws and regulations likewise condition gaming operations on the satisfaction of live racing requirements. If we fail to meet the minimum live racing day requirements at Mountaineer, we would be prohibited under West Virginia law from conducting simulcast racing or renewing our gaming license at Mountaineer. In order to conduct simulcast racing or conduct gaming operations, Mountaineer is required under West Virginia law to apply for a minimum of 210 live race days each year and to obtain Racing Commission approval for any reduction in race days actually held during that year. Live racing days typically vary in number from year to year and are based on a number of factors, including the number of suitable race horses and the occurrence of severe weather, many of which are beyond our control. If we were unable to conduct simulcast racing or offer slot machine gaming at Mountaineer, this would have a material adverse effect on our business, financial condition, results of operations and ability to meet our payment obligations under our various debt instruments.

Although Pennsylvania racing laws require a minimum of twenty-five live race dates per year, the gaming laws require racetracks, such as Presque Isle Downs, that wish to conduct slot operations to conduct live racing a minimum of 150 days per year beginning in the year which is two years following the issuance of the slot machine license, unless the Horse Racing Commission determines that such number is not practically feasible due to projected or actual weather conditions. In the case of Presque Isle Downs, the Horse Racing Commission has approved a minimum of 100 live racing days for 2011 (as it has in the past) due to weather conditions. Failure to meet the required minimum number of days would result in immediate suspension of the slot machine license. If we were unable to offer slot machine gaming at Presque Isle Downs, this would have a material adverse effect on our business, financial condition, results of operations and ability to meet our payment obligations under our various debt instruments.

Our gaming operations are dependent on our linkage of slot machines to state central systems.

Our gaming operations at Mountaineer and Presque Isle Downs are dependent on our linkage to the states' central systems. Our equipment is connected to these central systems by telephone lines. The central systems track all gaming activity. If the operation of the central systems were disrupted for any reason, including disruption of telephone service, we believe that the states would suspend all gaming operations within the states until normal operation of the systems was restored. Any such suspension could cause a material disruption of our gaming operations and any of the foregoing difficulties could have a material adverse effect on our business, financial condition and results of operations.

We may face disruption in developing and integrating facilities we may expand or acquire, including financing, construction and other development risk.

The development and integration of facilities we may expand or acquire in the future will require the dedication of management resources that may temporarily detract attention from our day-to-day business. The process of developing and integrating these operations also may interrupt the activities of that business, which could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will be able to manage the combined operations effectively or realize any of the anticipated benefits of these new or expanded operations.

If video lottery and slot gaming are approved at Ohio racetracks, we expect to expand and construct a slot machine casino at Scioto Downs. We cannot yet accurately estimate the cost of developing the planned facilities, contracts for development or construction of any portion of planned expansion or cash on hand or financing necessary to pay the costs of the planned expansion. In addition, construction projects entail significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference and unanticipated cost increases, any of which can give rise to delays or cost overruns. Design, planning, construction, equipment or staffing requirements or problems or difficulties in obtaining any of the requisite licenses, permits, allocations or authorizations from regulatory authorities could increase the cost or delay the construction or opening of our planned expansion at Scioto Downs or otherwise adversely affect the project's planned design and features.

Any of the foregoing difficulties could have a material adverse effect on our business, financial condition and results of operations.

Our intellectual property rights may be inadequate to protect our business.

As of March 1, 2011, we held 24 federally registered trademarks. In addition to registered trademarks, we rely on unregistered trademarks and trade names under U.S. common law rights to distinguish our products, services and branding from the products, services and branding of our competitors. We cannot assure you that no one will challenge our intellectual property rights in the future. In the event that our trademarks or trade names are successfully challenged by a third party, we could be forced to re-brand our products or services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new branding. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks. If we were to lose any of our intellectual property rights, it could have a material adverse effect on our business, financial condition and results of operations.

We face the risk of claims that we have infringed third parties' intellectual property rights, which could be expensive and time consuming to defend, cause us to cease using certain intellectual property rights or selling certain products or services, result in our being required to pay significant damages, and/ or require us to enter into costly royalty or licensing agreements in order to obtain the right to use a third party's intellectual property right, which royalty or licensing agreements may not be available at all, any of which could have a negative impact on our operating profits and harm our future prospects.

We are or may become involved in legal proceedings that could impact our financial condition.

From time to time, we are defendants in various lawsuits relating to matters incidental to our business. Because we accommodate large numbers of patrons and employ many people, our business subjects us to the risk of lawsuits filed by patrons, past and present employees, competitors, business partners and others in the ordinary course of business. No assurance can be provided as to the outcome of these matters and whether our policies of insurance will be sufficient to pay potential losses. We may not be successful in the defense of these lawsuits, which could result in settlements or damages that could have a material adverse effect on our business, financial condition and results of operations.

We depend on our key personnel.

We are highly dependent on the services of Jeffrey J. Dahl, our President and Chief Executive Officer, and other executive officers and key employees. We have entered into an employment agreement with Mr. Dahl, which will expire on January 10, 2014. We have also entered into employment agreements with certain other officers and key managers. The loss of the services of any of these individuals could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental laws and potential exposure to environmental liabilities.

We are subject to various federal, state and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid, animal and hazardous wastes and exposure to hazardous materials. These laws and regulations, which are complex and subject to change, include United States Environmental Protection Agency and state laws and regulations that address the impacts of manure and wastewater generated by Concentrated Animal Feeding Operations ("CAFO") on water quality, including, but not limited to, storm water discharges. CAFO regulations include permit requirements and water quality discharge standards. Enforcement of CAFO regulations has been receiving increased governmental attention. Compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures. For example, we may incur future costs under existing and new laws and regulations pertaining to storm water and wastewater management at our racetracks. Moreover, violations can result in significant penalties and, in some instances, interruption or cessation of operations.

We also are subject to laws and regulations that create liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, a current or previous owner or operator of property may be liable for the costs of remediating hazardous substances or petroleum products on its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly, such substances may materially adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. Additionally, the owner of a property may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

The evolution of the slot machine manufacturing industry could impose additional costs on us.

A majority of our revenues are attributable to slot machines operated by us at our casinos and racinos. It is important, for competitive reasons, that we offer to our customers the most popular and up-to-date slot machine games with the latest technology. We continue to upgrade our older slot machines with newer and more advanced interactive electronic games.

For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. Slot machine lease arrangements typically require the payment of a fixed daily rental and participation agreements include payment of a percentage of coin-in or net win amounts. Generally, a participating lease is substantially more expensive over the long term than the cost to purchase a new machine. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could have an adverse effect on our profitability.

Risks Related to Our Capital Structure

We must refinance our $125 million in the aggregate principal amount of 9% Senior Subordinated Notes by June 1, 2012.

Our $125 million in aggregate principal amount of 9% Senior Subordinated Notes mature on June 1, 2012. At maturity, the entire principal amount of our Senior Subordinated Notes, together with unpaid interest thereon, will become due and payable and we will be required to borrow funds to satisfy our obligations with respect to the Senior Subordinated Notes. If we are unable to obtain sufficient financing to repay our obligations with respect to the Senior Subordinated Notes, the holders thereof will be entitled to exercise the remedies provided in the indenture governing the Senior Subordinated Notes. Our failure to pay our obligations with respect to the Senior Subordinated Notes would also constitute an event of default under the indenture governing our Senior Secured Notes, which would entitle the holders of the Senior Secured Notes to accelerate our obligations with respect to the Senior Secured Notes and exercise the remedies provided in the indenture and security documents relating to the Senior Secured Notes. However, as a result of the potential impact on Mountaineer and Presque Isle Downs' operations from increased competition resulting from slot gaming in Ohio and uncertainties that may remain or develop in the capital and credit markets, and without the continued and sustained improvements in such financial markets, we cannot assure you that we will be able to obtain financing to repay amounts due on the Senior Subordinated Notes on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all. If we are unable to refinance our Senior Subordinated Notes by June 1, 2012, it would have a material adverse effect on our consolidated financial position and would raise serious doubts as to our ability to continue as a going concern.

We are currently evaluating our financing options and are in discussions with our advisors. Amounts outstanding under our Senior Subordinated Notes will be classified to "current obligations" for financial reporting purposes at June 30, 2011. In the event our Senior Subordinated Notes are classified as a current obligation and we are unable to demonstrate our ability to refinance such amounts by the time of the filing of our Annual Report on Form 10-K for the year ending December 31, 2011, it would affect our independent registered public accounting firm's assessment of our ability to continue as a going concern and would have a material adverse effect on our consolidated financial position and would raise substantial doubt as to our ability to continue as a going concern. A going concern emphasis in the audit opinion could cause our senior secured lenders to declare a default and accelerate the debt, which in turn, would constitute an event of default under the indentures governing our Senior Secured Notes and Senior Subordinated Notes.

Our substantial level of debt could adversely affect our financial condition and prevent us from fulfilling obligations under our Senior Secured and Senior Subordinated Notes and our other debt.

We have substantial debt. We have total debt in aggregate principal amount of $378.1 million as of December 31, 2010, of which $253.1 million in aggregate principal amount is secured.

Our substantial debt could have important consequences and significant effects on our business. For example, it could:

- make it more difficult for us to satisfy our obligations under our Senior Secured and Senior Subordinated Notes and our other debt;
- result in an event of default if we fail to satisfy our obligations under the Senior Secured and Senior Subordinated Notes or our other debt or fail to comply with the financial and other restrictive covenants contained in the indentures governing the Senior Secured and Senior Subordinated Notes or agreements governing its other indebtedness, which event of default could result in all of our debt becoming immediately due and payable and could permit our lenders to foreclose on our assets securing such debt;
- require us to dedicate a substantial portion of our cash flow from our business operations to pay our debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures, development projects, general operational requirements and other purposes;
- limit our ability to obtain additional financing for working capital, capital expenditures and other activities;
- result in increased costs and more restrictive terms and conditions for new debt or refinancings;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- increase our vulnerability to general adverse economic and industry conditions or a downturn in our business; and
- place us at a competitive disadvantage compared to competitors that are not as highly leveraged.

Any of the above-listed factors could have a material adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the Senior Secured and Senior Subordinated Notes and other debt.

The indenture governing our Senior Secured and Senior Subordinated Notes and our other debt agreements contain covenants that significantly restrict our operations and our ability to incur debt.

The indentures governing the Senior Secured and Senior Subordinated Notes and the Credit Agreement contain, and any other future debt agreements, may contain, numerous covenants imposing financial and operating restrictions on our business. These restrictions may materially and adversely affect our ability to operate our business, may materially and adversely limit our ability to take advantage of potential business opportunities as they arise and may materially and adversely affect the conduct of our current business, including by restricting our ability to finance future operations and capital needs and limiting our ability to engage in other business activities. These covenants place restrictions on our ability and the ability of our operating subsidiaries to, among other things:

- pay dividends, redeem stock or make other distributions or restricted payments;
- incur debt or issue preferred equity interests;
- make certain investments, including in unrestricted subsidiaries;
- create liens;
- agree to payment restrictions affecting the guarantors;
- consolidate or merge;
- sell or otherwise transfer or dispose of assets, including equity interests of our subsidiaries;
- enter into sale-leaseback transactions;
- enter into transactions with our affiliates;
- designate our subsidiaries as unrestricted subsidiaries;
- use the proceeds of permitted sales of our assets; and
- change our line of business.

In accordance with our Credit Agreement, we are also required to maintain a maximum leverage ratio ranging from 7.00:1.00 to 4.50:1.00 per quarter, a minimum interest coverage ratio ranging from 1.10:1.00 to 1.50:1.00 per quarter and a minimum consolidated EBITDA covenant ranging from $54.0 million to $65.0 million per annum. In addition, we are restricted from making capital expenditures in excess of (i) $32.0 million in 2010; (ii) $23.0 million in 2011 and 2012; and (iii) $5.6 million in the first quarter of 2013, plus 50% of the amount not previously expended in the immediately prior year.

A payment default or an acceleration of indebtedness in excess of $10 million would give rise to an event of default under the indentures governing the Senior Secured Notes and the Senior Subordinated Notes which would entitle the holders of the notes to exercise the remedies provided in the indentures, subject to the restrictions set forth in the inter-creditor agreement between the Company, note holders and lenders participating in the Credit Facility, as amended.

Currently, our borrowing capacity under our Credit Facility is limited to a total of $20 million and the Credit Facility matures on March 18, 2013. The indentures governing the Senior Secured Notes and Senior Subordinated Notes permit equipment financing for existing gaming facilities outstanding at any one time of up to the greater of $20 million or 4.5% of consolidated tangible assets (as defined) of the Company. The indentures also permit (i) financing under credit agreements of up to $20 million and (ii) equipment financing for gaming equipment to be installed in future gaming facilities or for additional gaming operations as a result of the approval of additional permitted gaming activities by applicable gaming authorities. However, additional borrowings, including amounts permitted under the indentures, are limited by the terms of the Credit Agreement. Permitted indebtedness under the Credit Agreement includes furniture and equipment financing provided that the aggregate principal amounts of such indebtedness outstanding at any time shall not exceed $15.0 million; other unsecured indebtedness at any time not to exceed $5.0 million; and other indebtedness to finance the acquisition, development or construction of any future gaming property provided that (i) such indebtedness shall be unsecured and subordinated to the Credit Facility, (ii) no part of the principal or interest of such indebtedness is required to be paid prior to six months after the maturity date of the Credit Facility, and (iii) upon the incurrence of such indebtedness and after giving pro forma effect thereto there shall be no default or event of default and that we shall be in pro forma compliance with the financial covenants.

We may need to obtain additional financing beyond that which is permitted by the indentures governing our Senior Secured and Senior Subordinated Notes and our Credit Agreement in order to fund certain expansion projects, including the construction of a slot machine casino at Scioto Downs and any related licensing fee. In order to borrow amounts in excess of the debt permitted to be incurred under the indentures governing the Senior Secured Notes and Senior Subordinated Notes and our Credit Agreement, we must either satisfy the debt incurrence tests provided by the indentures, obtain the prior consents of the holders of at least a majority in aggregate principal amount of those notes and the consent of the lenders under our Credit Agreement, or obtain a sufficient amount of financing to refinance the Senior Secured Notes, the Senior Subordinated Notes and indebtedness outstanding under our Credit Facility, if any. While the indentures for the Senior Secured Notes and the Senior Subordinated Notes will allow us to incur indebtedness to fund development of future gaming operations, like slot gaming at Scioto Downs, the indentures governing those notes require us to obtain equity financing in the amount of 40% and 50%, respectively, of the total financed costs in excess of the permitted indebtedness.

We cannot assure you that we will be able to obtain such consents or alternative financing on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all. Our inability to obtain such consents, or alternative financing, would have a material adverse effect on our business, financial condition and results of operations. If we are unable to finance our current or future expansion projects, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects as well as capital expenditures, selling assets, restructuring debt, or obtaining equity financing. These sources of funds may not be sufficient to finance our expansion, and other financing may not be available on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all.

To service our debt, we will require a significant amount of cash. If we fail to generate sufficient cash flow from future operations, we may have to refinance all or a portion of our debt or seek to obtain additional financing.

We expect to obtain the funds to pay our expenses and to pay the amounts due under our Senior Secured and Senior Subordinated Notes, our Credit Facility and our other debt primarily from operations. Our ability to meet our expenses and make these payments thus depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our currently anticipated growth in revenue and cash flow may not be realized, either or both of which could result in us being unable to pay amounts due under our outstanding debt or to fund other liquidity needs, such as future capital expenditures. If we do not have sufficient cash flow from operations, we may be required to refinance all or part of our then existing debt, sell assets, reduce or delay capital expenditures or borrow more money. We cannot assure you that we will be able to accomplish any of these alternatives on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all. In addition, the terms of existing or future debt agreements, including the indentures governing the Senior Secured and Senior Subordinated Notes, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially adversely affect our ability to pay the amounts due under the Senior Secured and Senior Subordinated Notes and our other debt.

Risks Related to Our Common Stock

If the price of our common stock declines below $1.00 per share for a sustained period, our common stock may be delisted from the NASDAQ Global Select Market.

The NASDAQ Global Select Market imposes, among other requirements, listing maintenance standards including minimum bid and public float requirements. In particular, NASDAQ rules require us to maintain a minimum bid price of $1.00 per share of our common stock. If the closing bid price of our common stock falls below $1.00 per share for 30 consecutive business days, we would fail to be in compliance with NASDAQ's continued listing standards and, if we are unable to cure the non-compliance within 180 days, our common stock may be delisted from NASDAQ. Delisting could adversely affect both the market liquidity and the market price of our common stock. Such delisting could also adversely affect our ability to obtain financing. Within the last twelve months, our common stock has not traded below the $1.00 per share level. The closing price on March 15, 2011, was $2.64 per share.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The following describes our principal real properties as of March 1, 2011:

The Mountaineer Casino, Racetrack & Resort. We own approximately 1,737 acres of land in Chester, Hancock County, West Virginia, of which the resort occupies approximately 213 acres and the Woodview Golf Course occupies approximately 163 acres. The property also includes a one-mile all weather, lighted thoroughbred racetrack and an enclosed grandstand, clubhouse and related facilities for the horses, jockeys and trainers. Included in the 1,737 acres of land is approximately 1,361 acres of land that are considered non-operating real properties that we intend to sell.

Presque Isle Downs & Casino. The clubhouse and thoroughbred racetrack is located on a 272-acre site that we own in Summit Township, Erie County, Pennsylvania. Of this site, approximately 58 acres are dedicated to the public as open space. The site includes barns and related facilities for the horses, jockeys and trainers. In addition, we own three other parcels of land; a 213-acre site in McKean Township, Pennsylvania; a 24-acre site in Erie, Pennsylvania; and an 8-acre site in Summit Township that formerly housed an off-track wagering facility. These three properties are considered non-operating real properties that we intend to sell.

Scioto Downs. Scioto Downs owns approximately 208 acres of land in Columbus, Ohio that serves as the site for the harness racetrack. In addition to the racetrack, there is parking, a grandstand, clubhouse and dining facilities, as well as barns and stables.

Substantially all of our assets are pledged to secure the debt evidenced by the Senior Secured Notes and the Credit Agreement by and among us, our operating subsidiaries and Aladdin Credit Advisors, L.P. See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation—*Liquidity and Sources of Capital*" which is included elsewhere in this report.

ITEM 3. LEGAL PROCEEDINGS.

We are also a party to various lawsuits, which have arisen in the normal course of our business. The liability arising from unfavorable outcomes of those lawsuits is not expected to have a material impact on our consolidated financial condition or results of operations.

ITEM 4. REMOVED AND RESERVED.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our Common Stock is quoted on the NASDAQ Global Select Market under the symbol "MNTG". On March 15, 2011, the NASDAQ Official Closing Price for our common stock was $2.64. As of March 15, 2011, there were of record 807 holders of our common stock.

We are prohibited from paying any dividends without our lenders' consent. We historically have not paid cash dividends and do not intend to pay such dividends in the foreseeable future.

The following table sets forth the range of high and low bid price quotations for our common stock for the two fiscal years ended December 31, 2009 and 2010, and for the period of January 1, 2011 through March 15, 2011. These quotes are believed to be representative of inter-dealer quotations, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Stock Price	
	High	Low
Year Ended December 31, 2009:		
First Quarter	2.02	0.73
Second Quarter	3.03	0.83
Third Quarter	4.15	2.20
Fourth Quarter	3.12	1.14
Year Ended December 31, 2010:		
First Quarter	2.15	1.26
Second Quarter	2.25	1.30
Third Quarter	2.41	1.54
Fourth Quarter	2.16	1.52
Year Ending December 31, 2011:		
First Quarter (January 1, 2011 through March 15, 2011)	2.83	1.98

The NASDAQ Global Select Market imposes, among other requirements, listing maintenance standards including minimum bid and public float requirements. In particular, NASDAQ rules require us to maintain a minimum bid price of $1.00 per share of our common stock. If the closing bid price of our common stock falls below $1.00 per share for 30 consecutive business days, we would fail to be in compliance with NASDAQ's continued listing standards and, if we are unable to cure the non-compliance within 180 days, our common stock may be delisted from NASDAQ. As of March 15, 2011, our common shares have not traded below the applicable $1.00 minimum closing bid requirement for 30 consecutive business days.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2010, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	823,000	$ 5.50	2,830,300
Equity compensation plans not approved by security holders	105,000	$10.03	16,500
Total	928,000		2,846,800

The Company's equity compensation plans that were not approved by security holders (as no such approval was required) consist of (i) grants of non-qualified stock options ("NQSOs") as inducement for initial employment by the Company or its subsidiaries; (ii) grants of NQSOs to non-executive employees; and (iii) NQSOs granted under our 2001 Employee Stock Incentive Plan or available for grant under our 2002 Employee Stock Incentive Plan, both of which are "broad-based plans" as defined by the NASDAQ Market Place Rules (i.e., ones in which not more than half of the options/ shares may be awarded to officers and directors). In the case of all such plans, the exercise price of options must be not less than fair market value of the common stock on the date of grant. Options granted under the plans may be for terms of up to ten years. The 2001 and 2002 Employee Stock Incentive Plans are to be administered by the board or a committee of the board consisting of not fewer than two non-employee directors. Repricing under the 2001 plan is limited to 10% of the number of options then outstanding thereunder; repricing under the 2002 plan is prohibited.

On January 22, 2010, we amended certain of our stock incentive plans to provide for the grants of restricted stock units ("RSUs") and cash awards to key employees (including officers and directors) of or consultants to the Company, or its subsidiaries, as the Compensation Committee of the Company's Board of Directors may determine. Pursuant to the amended plans, on January 22, 2010, we granted a total of 520,000 RSUs and cash awards totaling $390,000 to executive officers and certain key employees.

On May 17, 2010, we granted 50,000 RSUs and a cash award of $37,500 to a key employee; on June 9, 2010, we granted a total of $75,000 RSUs to two executive officers; and on November 4, 2010, we granted 55,000 RSUs and a cash award of $52,250 to an executive officer, effective as of November 8, 2010. The RSUs and cash awards will generally vest in three equal annual installments beginning on the first anniversary of the date of grant. Vesting will be accelerated upon the consummation of a change of control of the Company (as defined), or upon other employee termination provisions (as defined).

As a result of the termination of a key employee during the first quarter of 2010, and of the resignation of two executive officers during the third quarter of 2010, unvested RSUs of 50,000 and 300,000, respectively, were forfeited.

On August 5, 2010, our stockholders approved the Company's 2010 Long-Term Incentive Plan (the "2010 Plan") which provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units and other equity and non-equity based awards to employees, officers and non-employee members of the Board. The total number of shares of common stock to be reserved for issuance under the 2010 Plan at the time of approval included (i) 511,800 shares that currently remain available for issuance under the prior plans; (ii) shares subject to awards granted under the prior plans that become forfeited, expired or otherwise terminated in accordance with the terms of the applicable plan, up to a maximum of 1,263,000 shares and; (iii) 2,000,000 additional shares in connection with the adoption of the 2010 Plan. Accordingly, the maximum number of shares issuable under the 2010 Plan is 3,774,800 (the sum of the previous amounts). Shares of common stock subject to awards granted under the 2010 Plan that become forfeited, expired, settled in cash or otherwise terminated without delivery of such shares will again be available for future awards under the 2010 Plan.

Pursuant to the 2010 Plan, on August 5, 2010 each of the Company's six non-employee directors were granted 30,000 RSUs. The grants of such RSUs were previously approved by the Board of Directors, pending the approval of the 2010 Plan by our stockholders. The RSUs vested immediately and will be delivered upon the date that is the earlier of termination of service on the Board of Directors or the consummation of a change of control of the Company.

On January 10, 2011, the Company granted, pursuant to the execution of an employment agreement with our new President and Chief Executive Officer, nonqualified stock options to purchase a total of 150,000 shares of the Company's common stock, one-third of which vested and became exercisable on the date of grant, and two-thirds of which will vest and become exercisable in equal installments on the first and second anniversaries of the effective date of the employment agreement, subject to continued employment with the Company as of each of the applicable vesting dates.

On January 21, 2011, as a result of the termination of an executive officer, 125,000 RSUs and a cash award of $93,500 vested and became non-forfeitable upon termination, pursuant to the Restricted Stock and Cash Award Agreement dated January 22, 2010.

On January 28, 2011, the Compensation Committee of the Board of Directors of the Company approved the grant of (i) nonqualified stock options to purchase a total of 340,500 shares of the Company's common stock; (ii) a total of 113,600 RSUs; and (iii) cash-based performance awards totaling $604,700 to executive officers and certain key employees under the Company's 2010 Plan. The stock options will vest and become exercisable in three equal installments in the amounts of 33% on each of the first and second anniversaries of the date of grant and 34% on the third anniversary of the date of grant. Further, all unvested options will fully vest and become exercisable immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change of control of the Company. The RSUs will vest and become non-forfeitable upon the third anniversary of the date of grant; and all unvested RSUs will vest immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change of control of the Company. The cash-based performance awards relate to the achievement of differing levels of performance (as defined) and are measured by the level of the Company's Corporate Free Cash Flow (as defined) over a one-year Performance Period, which is defined as the calendar year. The earned awards will vest and become payable at the end of the Vesting Period, defined as the two calendar year period following the Performance Period. The earned awards also vest immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change of control of the Company.

Stock Performance Graph

The following graph demonstrates a comparison of cumulative total returns of the Company, the NASDAQ Market Index (which is considered to be a broad index) and an industry peer group index based upon companies which are publicly traded with the same four digit standard industrial classification code ("SIC") as the Company (SIC 7999—Amusement and Recreational Services) for the past five years since December 31, 2005. The following graph assumes $100 invested in each of the above groups and the reinvestment of dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG MTR GAMING GROUP, INC., NASDAQ MARKET INDEX AND SIC CODE INDEX



MTR Gaming Group, Inc.
NASDAQ Composite Index
SIC Code Index
$140
$120
$100
$80
$60
$40
$20
$0
2005
2006
2007
2008
2009
2010

ASSUMES $100 INVESTED ON JAN. 01, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2010

	Year Ended					
Index Description	**12/31/2005**	**12/31/2006**	**12/31/2007**	**12/31/2008**	**12/31/2009**	**12/31/2010**
MTR GAMING GROUP, INC.	$100.00	$117.39	$ 65.23	$16.14	$ 12.49	$ 19.50
NASDAQ MARKET INDEX	100.00	110.26	121.89	73.10	106.23	125.37
SIC CODE INDEX(1)	100.00	96.85	73.47	15.80	18.73	30.26

(1) The peer group includes, but is not limited to, the following companies: Ameristar Casinos, Inc. Boyd Gaming Corporation, CKX Inc., Isle of Capri Casinos, Inc., Lakes Entertainment, Inc., Littlefield Corporation, MGM Resorts International, Multimedia Games, Inc., Nevada Gold & Casinos, Inc., Penn National Gaming, Southwest Casino Corporation, Trans World Corporation, Tropicana Entertainment International, Inc., W Technologies Inc., and Wynn Macau Ltd.

ITEM 6. SELECTED FINANCIAL DATA.

The following table sets forth summary consolidated financial and other data as of and for each of the five years ended December 31, 2010. The summary consolidated financial data have been derived from our audited consolidated financial statements of the Company, certain of which are included elsewhere in this report, and should be read in conjunction with those consolidated financial statements and the accompanying related notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" also included elsewhere herein.

(dollars in thousands, except per share amounts)

	Fiscal Years Ended December 31,				
	2010(1)	2009	2008	2007(2)(3)	2006(4)
Statement of Operations Data:					
Revenues:					
Gaming	$382,514	$400,583	$418,055	$370,956	$259,098
Pari-mutuel commissions	11,181	12,806	14,454	13,321	12,988
Food, beverage and lodging	32,265	31,973	35,963	29,421	22,320
Other	8,737	8,764	10,300	8,088	7,806
Total revenues	434,697	454,126	478,772	421,786	302,212
Less promotional allowances	(9,806)	(9,971)	(7,921)	(5,968)	(4,432)
Net revenues	424,891	444,155	470,851	415,818	297,780
Operating income(5)	47,759	22,847	38,234	26,934	29,495
(Loss) income from continuing operations(6)	(4,963)	(23,698)	(4,386)	(5,490)	7,583
(Loss) income from discontinued operations(7)(8)	(153)	1,160	(13,325)	(5,869)	(3,137)
Net (loss) income	$ (5,116)	$(22,538)	$(17,711)	$(11,359)	$ 4,446
Net (loss) income per share from continuing operations:					
Basic	$ (0.18)	$ (0.86)	$ (0.16)	$ (0.20)	$ 0.28
Diluted	$ (0.19)	$ (0.86)	$ (0.16)	$ (0.20)	$ 0.27
Balance Sheet Data:					
Cash and cash equivalents	$ 53,820	$ 44,755	$ 29,011	$ 31,045	$ 21,431
Working capital (deficit)	28,824	26,281	407	(1,651)	(5,981)
Current assets	70,512	72,160	71,095	59,940	54,402
Current liabilities	41,688	45,879	70,688	61,591	60,383
Total assets	493,509	503,013	527,710	611,320	479,503
Long-term obligations (current portion)	1,255	6,618	20,498	11,008	6,000
Long-term obligations (net of current portion)	376,830	375,885	357,112	420,520	271,908
Total liabilities	425,274	429,740	432,107	498,868	351,139
Total stockholders' equity	68,235	73,273	95,603	112,147	122,984

(1) Presque Isle Downs commenced table gaming on July 8, 2010.

(2) Mountaineer commenced poker on October 19, 2007 and table gaming on December 20, 2007.

(3) Presque Isle Downs commenced slot operations on February 28, 2007 and live racing operations on September 1, 2007.

(4) Effective January 1, 2006, we adopted Accounting Standards Codification 718—*Compensation—Stock Compensation* (formerly Financial Accounting Standards Board Statement No. 123(R)). The effect of adopting this new accounting principle amounted to a charge of $102,000 net of tax.

(5) Operating income for 2010 includes project opening costs of $1.4 million related to Presque Isle Downs which commenced table gaming on July 8, 2010.

Operating income for 2009 includes (i) impairment losses in the aggregate amount of $10.4 million related to non-operating real properties and $1.5 million that fully impaired the goodwill for Mountaineer; (ii) strategic costs of $9.8 million associated with lobbying and gaming efforts in Ohio; and (iii) a charge of $1.6 million related to a legal settlement with our former Chairman, President and Chief Executive Officer.

Operating income for 2008 includes (i) a loss on disposal of property of $2.1 million associated with the corporate residence and associated real property and furnishings that was conveyed to our former Chairman, President and Chief Executive Officer on May 1, 2009; and (ii) a $1.5 million loss on the disposal of certain equipment components of Presque Isle Downs' surveillance system that were defective and malfunctioning.

Operating income for 2007 includes (i) project opening costs of $3.0 million related to Presque Isle Downs, which opened on February 28, 2007; and (ii) project opening costs of $2.6 million related to Mountaineer which commenced poker and table gaming in the fourth quarter of 2007.

Operating income for 2006 includes (i) project opening costs of $2.3 million related to Presque Isle Downs, which opened on February 28, 2007.

(6) (Loss) income from continuing operations for 2009 includes (i) a loss on debt modification in the aggregate amount of $1.8 million resulting from the write-offs of deferred financing fees; and (ii) a loss on debt extinguishment of $1.3 million resulting from the write-off of deferred financing fees and payment of consent fees to the holders of our repurchased Senior Unsecured Notes (See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—*Liquidity and Sources of Capital*" which is included elsewhere in this report).

(Loss) income from continuing operations for 2008 includes a loss on debt modification in the aggregate amount of $3.8 million resulting from the write-offs of deferred financing fees.

(7) The operating results MTR-Harness, Inc. and North Metro Harness Initiative, LLC (*dba Running Aces Harness Park*) were reflected as discontinued operations in 2009. Corresponding reclassifications have been made to the presentation of the prior periods.

The operating results for Binion's Gambling Hall & Hotel, the Ramada Inn and Speedway Casino, Jackson Racing, Inc. and Jackson Trotting Association, LLC (*d/b/a Jackson Harness Raceway*) were reflected as discontinued operations in 2008. Corresponding reclassifications have been made to the presentation of the prior periods.

(8) (Loss) income from discontinued operations for 2008 includes (i) an impairment loss of $8.7 million related to our investment in North Metro Harness Initiative, LLC (for which it could not be determined until 2009 that a $2.9 million tax benefit could be realized); and (ii) an impairment loss of $2.6 million ($2.1 million net of tax) related to our investment in Jackson Trotting Association, LLC.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis, including the critical accounting policies contained herein, should be read in conjunction with our consolidated financial statements and the related notes which are included elsewhere in this report.

Our historical operating results may not be indicative of our future results of operations because of the factors discussed in "Part I, Item 1. Business—Cautionary Statement Forward-Looking Information.

Overview

We were incorporated in March 1988 in Delaware under the name "Secamur Corporation," a wholly-owned subsidiary of Buffalo Equities, Inc. In 1996, we were renamed MTR Gaming Group, Inc and since 1998, we have operated only in the racing, gaming and entertainment businesses.

We own and operate Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio. We consider these three properties, which are located in contiguous states, to be our core assets. Scioto Downs, through its subsidiary RacelineBet, Inc., also operates Racelinebet.com, a national account wagering service that offers online and telephone wagering on horse races as a marketing affiliate of TwinSpires.com, an affiliate of Churchill Downs, Inc.

Mountaineer currently operates approximately 2,500 slot machines, 24 poker tables and 48 casino table games, including blackjack, craps, roulette and other games, and offers live thoroughbred horse racing and on-site pari-mutuel wagering.

Presque Isle Downs currently operates approximately 2,030 slot machines and live thoroughbred horse racing during the months of May through September with pari-mutuel wagering year-round. In addition, Presque Isle Downs commenced table gaming operations on July 8, 2010 with 48 casino table games.

Scioto Downs conducts live harness horse racing with pari-mutuel wagering generally during the months of May through September.

Through May 27, 2009, our wholly-owned subsidiary, MTR-Harness, Inc., owned a 50% interest in North Metro Harness Initiative, LLC, which operates Running Aces Harness Park in Anoka County, Minnesota. We relinquished our interest in North Metro to North Metro's lender pursuant to a settlement agreement with North Metro's lender executed on May 27, 2009. The assets, liabilities, operating results and cash flows of MTR-Harness, Inc. and its interest in North Metro are reflected as discontinued operations.

Through our wholly-owned subsidiary, Jackson Racing, Inc., we own a 90% interest in Jackson Trotting Association LLC, which had operated Jackson Harness Raceway in Jackson, Michigan. On December 4, 2008, Jackson Trotting ceased the racing and simulcast wagering operations at Jackson Harness Raceway and surrendered its racing license to the Michigan Racing Commission. The assets, liabilities, operating results and cash flows of Jackson Racing, Inc. and its interest in Jackson Trotting are reflected as discontinued operations.

Through March 7, 2008 and June 3, 2008, we owned and operated Binion's Gambling Hall & Hotel in Las Vegas, Nevada, and the Ramada Inn and Speedway Casino in North Las Vegas, Nevada, respectively. We sold Binion's on March 7, 2008, pursuant to a Stock Purchase Agreement executed between the Company and TLC Casino Enterprises, Inc.; and on June 3, 2008, we completed the sale of the Speedway pursuant to the terms of an Asset Purchase and Sale Agreement executed between the Company and Lucky Lucy D, LLC. The assets, liabilities, operating results and cash flows of Binion's and Speedway are reflected as discontinued operations.

Results of Operations

The following table sets forth a reconciliation of income (loss) from continuing operations, a generally accepted accounting principles ("GAAP") financial measure, to Adjusted EBITDA from continuing operations, a non-GAAP measure, and income (loss) from discontinued operations, a GAAP financial measure, to Adjusted EBITDA from discontinued operations, a non-GAAP measure, for each of the years ended December 31, 2010 and 2009.

	2010	2009
	(in thousands)	
Continuing Operations:		
MTR Gaming Group, Inc. (consolidated)—continuing operations:		
Loss from continuing operations	$ (4,963)	$(23,698)
Interest expense, net of interest income	54,083	44,766
Benefit for income taxes	(1,361)	(1,365)
Depreciation	28,733	29,279
Impairment loss	40	11,945
Loss on disposal of property	75	209
Loss on debt modification and extinguishment	—	3,105
Other	—	39
Adjusted EBITDA from continuing operations	$ 76,607	$ 64,280
Mountaineer Casino, Racetrack & Resort:		
Income from continuing operations	$ 22,526	$ 11,247
Interest expense, net of interest income	142	5,568
Provision for income taxes	12,328	9,547
Depreciation	13,383	14,454
Impairment loss	—	6,236
Loss on disposal of property	72	162
Loss on debt modification and extinguishment	—	773
Adjusted EBITDA from continuing operations	$ 48,451	$ 47,987
Presque Isle Downs & Casino:		
Income from continuing operations	$ 15,160	$ 18,503
Interest expense, net of interest income	28	406
Provision (benefit) for income taxes	10,553	(207)
Depreciation	14,503	13,993
Impairment loss	—	4,061
Loss on disposal of property	3	1
Adjusted EBITDA from continuing operations	$ 40,247	$ 36,757
Scioto Downs:		
Loss from continuing operations	$ (1,355)	$ (1,394)
Interest expense, net of interest income	70	91
Benefit for income taxes	(733)	(669)
Depreciation	801	811
Other	—	39
Adjusted EBITDA from continuing operations	$ (1,217)	$ (1,122)

	2010	2009
	(in thousands)	
Corporate:		
Loss from continuing operations	$(41,294)	$(52,054)
Interest expense, net of interest income	53,843	38,701
Benefit for income taxes	(23,509)	(10,036)
Depreciation	46	21
Impairment loss	40	1,648
Loss on disposal of property	—	46
Loss on debt modification and extinguishment	—	2,332
Adjusted EBITDA from continuing operations	$(10,874)	$(19,342)
Discontinued operations:		
MTR-Harness/Running Aces Harness Park:		
(Loss) income from discontinued operations	$ (5)	$ 2,038
Interest expense	3	9
Benefit for income taxes	(3)	(3,332)
Equity in loss of North Metro Harness Initiative, LLC	—	1,000
Adjusted EBITDA from discontinued operations	$ (5)	$ (285)
Jackson Racing/Jackson Harness Raceway:		
Loss from discontinued operations	$ (8)	$ (24)
Benefit for income taxes, net of non-controlling interest	(4)	(12)
Loss on disposal of property, net of non-controlling interest	—	115
Loss on impairment of Jackson Trotting Association, LLC	—	176
Other	—	153
Adjusted EBITDA from discontinued operations	$ (12)	$ 408
Ramada Inn and Speedway Casino:		
Income from discontinued operations	$ 37	$ 28
Interest income, net of interest expense	—	(1)
Provision for income taxes	20	15
Adjusted EBITDA from discontinued operations	$ 57	$ 42
Binion's Gambling Hall & Hotel:		
Loss from discontinued operations	$ (177)	$ (882)
Benefit for income taxes	(95)	(290)
Adjusted EBITDA from discontinued operations	$ (272)	$ (1,172)

Adjusted EBITDA represents earnings (losses) before interest expense (income), income tax expense (benefit), depreciation and amortization, loss on debt modification and extinguishment, equity in loss of unconsolidated joint venture, (gain) loss on the sale or disposal of property and loss on asset impairment. Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with GAAP, is unaudited and should not be considered an alternative to, or more meaningful than, net income (loss) or income (loss) from operations as an indicator of our operating performance, or cash flows from operating activities, as a measure of liquidity. Adjusted EBITDA has been presented as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Management of the Company uses Adjusted EBITDA as the primary measure of the Company's operating performance and as a component in evaluating the performance of operating personnel. Uses of cash flows that are not reflected in Adjusted EBITDA include capital expenditures, interest payments, income taxes and debt principal repayments, which can be significant. Moreover, other companies that provide EBITDA or Adjusted EBITDA information may calculate it differently than we do. The definition of Adjusted EBITDA may not be the same as the definitions used in any of our debt agreements.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following tables set forth information concerning our results of operations by property for continuing operations.

	2010	2009
	(in thousands)	
Net revenues—continuing operations:		
Mountaineer Casino, Racetrack & Resort	$228,784	$262,718
Presque Isle Downs & Casino(1)	193,005	178,440
Scioto Downs	2,963	2,946
Corporate	139	51
Consolidated net revenues	$424,891	$444,155

(1) Presque Isle Downs commenced table gaming on July 8, 2010.

	2010	2009
	(in thousands)	
Operating income (loss)—continuing operations:		
Mountaineer Casino, Racetrack & Resort	$ 34,996	$ 27,135
Presque Isle Downs & Casino(1)	25,740	18,702
Scioto Downs	(2,018)	(1,933)
Corporate(2)	(10,959)	(21,057)
Consolidated operating income(3)	$ 47,759	$ 22,847

(1) Presque Isle Downs' operating income for 2010 includes table gaming operations which commenced July 8, 2010 and related project-opening costs of $1.4 million.

(2) Corporate's operating loss for 2009 includes charges in the aggregate amount of $9.8 million for strategic costs associated with lobbying and gaming efforts in Ohio and a charge of $1.6 million related to legal settlements (as discussed below under the caption *"Corporate Operating Results"*)

(3) Consolidated operating income for 2009 includes asset impairment charges in the aggregate amount of $11.9 million as follows: Mountaineer—$6.2 million; Presque Isle Downs—$4.1 million; and Corporate—$1.6 million (as discussed below under the caption *"Impairment Losses"*).

Mountaineer's Operating Results

During the year ended December 31, 2010, Mountaineer's operating results were affected by competition, primarily from gaming operations in Pennsylvania, including the commencement of table gaming in July 2010, general economic conditions and unusually severe weather conditions in February and December of 2010. Net revenues decreased by $33.9 million, or 12.9%, compared to the year ended December 31, 2009, primarily due to a $31.5 million decrease in gaming revenues. Net revenues earned from food, beverage and lodging operations decreased by $1.5 million, and net revenues earned from other sources, including pari-mutuel commissions, decreased by $1.4 million. Promotional allowances decreased by $0.5 million. However, Mountaineer's overall operating margin (exclusive of $6.2 million of asset impairment charges in 2009, as discussed below) increased to 15.3% in 2010 from 12.7% in 2009 due primarily to the property's cost containment efforts.

Significant factors contributing to Mountaineer's 2010 operating results were:

- an overall decrease in compensation and benefits costs of $6.0 million;
- a decrease in marketing promotions and advertising costs of $8.1 million primarily related to 2009 cash promotions that were eliminated as a result of the implementation of non-taxable promotional credits on September 1, 2009, as well as by reductions in advertising in 2010;
- a decrease in maintenance and operating supplies costs of $0.8 million; and
- a decrease in consulting and other outside professional services of $1.3 million.

A discussion of Mountaineer's key operations follows.

Gaming Operations. Revenues from gaming operations during 2010 decreased by $31.5 million, or 13.4%, to $202.7 million compared to 2009; and gross profit decreased by $12.2 million, or 13.5%. The decline in the gross profit resulted primarily from the decline of total gaming revenue. Revenues from slot operations decreased by $23.7 million to $165.2 million in 2010 compared to $188.9 million in 2009, and poker and table gaming revenue decreased by $7.8 million, generating revenues of $3.9 million and $33.6 million, respectively, in 2010 compared to $6.2 million and $39.1 million, respectively, in 2009.

The following tables set forth statistical information concerning Mountaineer's gaming operations.

	2010	2009
Slots:		
Total gross wagers	$ 2,082,335,000	$ 2,156,667,000
Less winning patron payouts	(1,917,100,000)	(1,967,778,000)
Gaming revenues (slot net win)	$ 165,235,000	$ 188,889,000
Average daily net win per slot machine	$ 163	$ 176
Hold percentage	7.9%	8.8%
Average number of slot machines	2,779	2,943
Tables:		
Total table drop	$ 190,349,000	$ 214,862,000
Average daily net win per table	$ 1,533	$ 1,758
Hold percentage	17.6%	18.2%
Average number of tables	60	61
Poker:		
Average daily poker rake per table	$ 362	$ 424
Average number of tables	30	40

Management attributes the decrease in slot revenue for the year ended December 31, 2010 primarily to increased competitive pressures and general economic conditions, as well as unusually severe weather conditions in February and December of 2010 (as compared to 2009). On August 9, 2009, The Rivers Casino, which is located in downtown Pittsburgh, Pennsylvania and is approximately a one-hour drive from Mountaineer, opened with slot machines and various food, beverage and entertainment venues. Additionally, The Meadows Racetrack & Casino, a harness racetrack in Washington, Pennsylvania, which is approximately 40 miles southeast of Mountaineer, opened its permanent casino on April 15, 2009, with slot machines and various food and beverage outlets. Currently, The Rivers Casino operates approximately 3,000 slot machines, 24 poker tables and 62 casino table games (with an additional 19 tables requested) and The Meadows Racetrack & Casino currently operates approximately 3,500 slot machines, 26 poker tables and 36 casino table games. Management expects that competitive pressures are likely to continue to negatively impact slot gaming at Mountaineer in 2011 and beyond.

Management attributes the decrease in table gaming and poker revenue primarily to the commencement of table games at Pennsylvania casinos on July 8, 2010, which caused an increase in competitive pressures from The Rivers Casino, The Meadows Racetrack & Casino and to a lesser extent, Presque Isle Downs. Management expects that these competitive pressures are likely to continue to negatively impact table gaming and poker revenue at Mountaineer in 2011 and beyond.

In addition, on November 3, 2009, the voters of Ohio approved a proposal for a casino to be located in each of Cleveland, Cincinnati, Toledo, and Columbus. A casino in Cleveland will increase competition at Mountaineer commencing in approximately 2013, unless a temporary facility as currently being discussed opens earlier. We intend to be proactive in our efforts to mitigate the effects of such competition, which includes continuing to provide first-class customer service at all of our facilities and continuing to manage and reduce our costs.

On September 1, 2009, Mountaineer began to offer its patrons the ability to play slot machines with promotional credits (commonly referred to as "free play"). Promotional credits are not subject to taxes and assessments. Management believes that free play allows Mountaineer to compete more effectively with gaming operations in Pennsylvania, which already had free play. Mountaineer's ability to offer promotional credits is subject to revision and review at any time by the West Virginia Lottery Commission. Beginning in the fourth quarter of 2010, the maximum percentage of allowable promotional credits to be redeemed increased from 2% to 2½% of credits played during the preceding calendar year. In the event that this maximum is exceeded, Mountaineer may be assessed gaming taxes and assessments on the amount of the excess. In addition, the West Virginia Lottery Commission has the ability to discontinue promotional credits at its discretion.

To-date, we have converted 2,047 of our slot machines and the state's central monitoring system to accommodate free play. At this time, we do not intend to incur any additional costs to convert our remaining existing slot machines to accommodate free play. We believe the implementation of free play at Mountaineer will continue to enhance Mountaineer's competitive position by drawing new customers and driving increased play from our existing customers. During the years ended December 31, 2010 and 2009, our patrons redeemed promotional credits of $42.4 million and $11.0 million, respectively.

In 2009, we began offering credit to Mountaineer's slot and table gaming customers on a limited basis. As part of our overall marketing strategy, we intend to increase its use of credit for qualified patrons as a means of further enhancing gaming revenue at Mountaineer.

Gaming taxes and assessments as a percentage of slot revenues for the years ended December 31, 2010 and 2009 were 55.5% and 56.0%, respectively. For poker and table gaming operations, the tax rate is 35% plus amortization of an annual licensing fee of $2.5 million which resulted in effective tax rates of 41.7% and 40.5% for 2010 and 2009, respectively. Overall, gaming taxes and assessments decreased by $16.9 million to $124.2 million during 2010 compared to 2009 as a result of decreased gaming revenues. Additionally, gaming compensation and benefits costs decreased by $2.4 million during 2010 compared to 2009 principally as a result of cost containment efforts.

A bill has been passed by the West Virginia legislature (and is awaiting signature by the Governor of West Virginia) that would permit utilization of a portion of the current 4% administrative fee (that is part of the gaming taxes currently paid to the West Virginia Lottery Commission) for a capital reinvestment fund for racetrack capital improvements having a useful life of three years or more (including equipment and video lottery terminals). The bill would also remove the $5 maximum bet limit on slot machines and allow the slot machines to accept $50 and $100 bills. Management believes that these changes will allow Mountaineer to compete more effectively with gaming operations in Pennsylvania which do not have these restrictions.

Pari-mutuel Commissions. Pari-mutuel commissions is a predetermined percentage of the total amount wagered (wagering handle), with a higher commission earned on a more exotic wager, such as a trifecta, than on a single horse wager, such as a win, place or show. In pari-mutuel wagering, patrons bet against each other rather than against the operator of the facility or with pre-set odds. The total wagering handle is composed of the amounts wagered by each individual according to the wagering activity. The total amounts wagered form a pool of funds, from which winnings are paid based on odds determined solely by the wagering activity. The racetrack acts as a stakeholder for the wagering patrons and deducts a "take-out" or gross commission from the amounts wagered, from which the racetrack pays state and county taxes and racing purses. Mountaineer's pari-mutuel commission rates are fixed as a percentage of the total wagering handle or total amounts wagered. Pari-mutuel commissions for Mountaineer, detailing gross handles less patron payouts and deductions, for the years ended December 31 were as follows:

	2010	2009
	(in thousands)	
Import simulcast racing pari-mutuel handle	$ 11,063	$ 13,080
Live racing pari-mutuel handle	5,745	7,119
Less patrons' winning tickets	(13,233)	(15,944)
	3,575	4,255
Revenues—export simulcast	8,798	9,871
	12,373	14,126
Less:		
State and county pari-mutuel tax	(408)	(431)
Purses and Horsemen's Association	(5,371)	(6,157)
Revenues—pari-mutuel commissions	$ 6,594	$ 7,538

Overall, Mountaineer's pari-mutuel commissions decreased by 12.5% during 2010 compared to 2009 as a result of 15 fewer live racing days in 2010 compared to 2009. Beginning in 2010, Mountaineer ceased live racing during the winter months of January and February. The decrease in import simulcast handle, as well as export simulcast, was also due to a decline in on-track and off-track wagering, which is consistent with the national average decline in wagering and purses of 7.3% and 6.1%, respectively, during the 2010 compared to 2009, as reported by *Equibase Company*. We expect these declines to continue in 2011.

Live racing and import simulcast may continue to be impacted by the conversion of some live racing patrons to export simulcast patrons (whether through traditional off-track wagering facilities or growth in the utilization of telephone and/or internet wagering) and increased competition from Pennsylvania's racetracks. Mountaineer currently simulcasts its live races to over 1,300 sites.

Food, beverage and lodging operations. Revenues from food, beverage and lodging operations during 2010 were $20.3 million, which decreased by $1.5 million, or 6.9%, compared to 2009; and gross profit from these operations decreased by 7.3%. The decrease in revenues was reflective of the decline in patron traffic and a shift in marketing strategies designed to reduce food and beverage offers to patrons and increase free play programs.

Year-to-date, the average daily room rate ("ADR") for the Grand Hotel (exclusive of complimentary rooms provided to gaming patrons) decreased by 11.1% to $77.38 during the 2010 from $87.08 during 2009. The ADR (inclusive of complimentary rooms) decreased to $54.67 from $63.55 during the same periods, respectively. However, the average occupancy rate increased to 82.9% from 78.0% during the same periods, respectively. During 2010, RevPAR (or revenue per available room) was $45.31 compared to $45.22 during 2009.

The decrease in daily room rates and increase in occupancy primarily reflects a shift in marketing strategies to market the hotel to gaming patrons and grant complimentary rooms to such patrons.

Other operations. Other operating revenues were primarily derived from operations of the Spa, Fitness Center, retail outlets and golf course; from the sale of programs, admission fees, and lottery tickets; from check cashing and ATM services and from special events at The Harv and Convention Center. Mountaineer's earned revenues from other operations decreased by $0.5 million, or 7.4%, during 2010; and operating expenses decreased by a $0.9 million, or 16.3% compared to 2009. The decrease in revenue was primarily due to a decrease in entertainment and convention center revenues, and the decrease in operating costs was primarily due to a decrease in entertainment costs as well as other cost containment efforts.

Presque Isle Downs' Operating Results

On July 8, 2010, Presque Isle Downs commenced table gaming operations with 48 casino table games. During the year ended December 31, 2010, Presque Isle Downs experienced an overall increase in revenue compared to the year ended December 31, 2009, primarily attributable to the implementation of table gaming. Net revenues increased by $14.6 million, or 8.2%, primarily due to incremental table gaming revenue of $9.8 million, an increase in slot revenues of $3.6 million, and an increase in revenues earned from food, beverage and other sources of $1.8 million. Also, as a result of table gaming, promotional allowances increased by $0.3 million. Presque Isle Downs' overall operating margin (exclusive of $1.4 million of project-opening costs in 2010 and $4.1 million of asset impairment charges in 2009, as discussed below) increased to 14.0% in 2010 from 12.8% in 2009 due primarily to operational efficiencies and the property's cost containment efforts.

Significant factors contributing to Presque Isle Downs' 2010 operating results were:

- the commencement of table gaming which resulted in table gaming revenues of $9.8 million;
- increases in slot revenues and food and beverage revenues of $3.6 million and $1.3 million, respectively;
- an increase in gross profit from food and beverage operations (as discussed below);
- a decrease in consulting and other outside professional services of $0.3 million; offset by
- overall increases in compensation and benefits of $3.8 million;
- a regulatory assessment of $0.8 million relating to slot operations (as discussed below);
- an increase in marketing promotions of $0.9 million;
- an increase in real estate taxes of $0.8 million; and
- project-opening costs related to the implementation of table gaming operations on July 8, 2010 of $1.4 million.

Gaming Operations. Revenues from gaming operations during 2010 increased by $13.4 million, or 8.1%, to $179.8 million compared to 2009, and gross profit increased by $5.8 million, or 9.8%. The increase in revenues from gaming operations and gross profit during 2010 as compared to 2009 is primarily due to the commencement of table gaming on July 8, 2010. During 2010, Presque Isle Downs earned table gaming revenue of $9.8 million and experienced an increase in slot revenues of $3.6 million.

The following tables set forth statistical information concerning Presque Isle Downs' gaming operations.

	2010	2009
Slots:		
Total gross wagers	$ 2,262,614,000	$ 2,123,589,000
Less winning patron payouts	(2,092,656,000)	(1,957,216,000)
Gaming revenues (slot net win)	$ 169,958,000	$ 166,373,000
Average daily net win per slot machine	$ 233	$ 228
Hold percentage	7.5%	7.8%
Average number of slot machines	1,997	2,000
Tables:		
Total table drop	$ 56,193,000	—
Average daily net win per table	$ 1,157	—
Hold percentage	17.5%	—
Average number of tables	48	—

Presque Isle Downs' slot gaming taxes and assessments approximated 60.7% of slot revenues during both 2010 and 2009, while its table gaming taxes and assessments approximated 17.5% of table gaming revenues in 2010. Gaming taxes and assessments increased overall by $4.7 million to $105.7 million compared to 2009 as a result of the implementation of table gaming, the increase in slot revenues and a regulatory assessment of $0.8 million. The effective tax rate on table game revenues will decrease by 2% upon the completion of two years of operations (or on July 8, 2012).

Upon commencement of slot operations at Presque Isle Downs, the Pennsylvania Gaming Control Board (the "PGCB") advised Presque Isle Downs that it would receive a one-time assessment of $0.8 million required of each slot machine licensee after commencement of gaming operations. The assessment was paid and represented a prepayment toward the total borrowings of the PGCB, the Pennsylvania Department of Revenue and the Pennsylvania State Police (collectively "the borrowers"), required to fund the costs they incurred as a result of gaming operations. Based upon correspondence we received from the Pennsylvania Department of Revenue and discussions with the PGCB that additional assessments would be likely, the total prepayment by Presque Isle Downs of $0.8 million was recognized as a gaming assessment and charged to expense during the third quarter of 2010. The Pennsylvania Department of Revenue will assess all licensees, including Presque Isle Downs, their proportionate share of the total borrowings incurred by the borrowers as a result of gaming operations once the designated number of Pennsylvania's slot machine licensees is operational. For a portion of the borrowings, the repayment is to begin after the eleventh facility opens while repayment of the balance will commence after all fourteen licensees are operational. Until such time as the required slot machine licensees are operational, the proportional shares of repayment are calculated and the repayment periods are ascertained, we cannot determine the amount of such future obligation. It is anticipated that such repayment period will be between five and ten years.

Gaming compensation and benefits increased by $3.0 million during 2010. Specifically, compensation and benefits costs related to table gaming were $3.2 million during 2010. In addition, gaming equipment rental and lease costs decreased by $0.2 million during 2010, which is comprised of a decrease of $0.5 million for slot machine leases, offset by the addition of table gaming-related equipment leases aggregating $0.3 million.

On November 3, 2009, the voters of Ohio approved a proposal for a casino to be located in each of Cleveland, Cincinnati, Toledo, and Columbus. A casino in Cleveland will increase competition at Presque Isle Downs commencing approximately in 2013 unless a temporary facility as currently being discussed opens earlier. We intend to be proactive in our efforts to mitigate the effects of such competition, which includes maximizing benefits of table gaming operations at Presque Isle Downs, continuing to provide first-class customer service at all of our facilities and continuing to manage and reduce costs.

Finally, in 2010 we began offering credit to Presque Isle Downs' table gaming customers. Furthermore, in late-2010, Pennsylvania's casinos were granted the ability to offer credit to slot customers. Therefore Presque Isle Downs intends to offer credit to slot customers beginning in 2011, pending final regulatory approval. As part of our overall marketing strategy, we intend to increase its use of credit for qualified patrons as a means of further enhancing gaming revenue at Presque Isle Downs.

Pari-mutuel Commissions. Revenues from pari-mutuel commissions during 2010 decreased by $0.3 million to $2.8 million as compared to 2009; and operating expenses decreased by $0.4 million to $3.6 million. Live racing at Presque Isle Downs commenced on May 7, 2010 and ended on September 25, 2010, operating live racing on 100 days. The live racing handle decreased to $3.6 million during 2010 compared to $4.4 million during 2009; and the import simulcast racing handle decreased to $9.8 million during 2010 compared to $11.9 million during 2009. The decrease in import simulcast handle was due to a decline in on-track and off-track wagering, which is consistent with the national average decline in wagering of 7.3% during the 2010 compared to 2009, as reported by *Equibase Company*. We expect these declines to continue in 2011.

In May 2009, the horsemen granted Presque Isle Downs approval to simulcast its live racing signal to advance deposit wagering sites. As a result, the export simulcast handle increased to $41.0 million during 2010 compared to $38.3 million during 2009. Currently, Presque Isle Downs simulcasts its live races to over 850 sites.

Food and beverage operations. Revenues from food and beverage operations during 2010 were $11.4 million, which increased by $1.3 million, or 12.5%, as compared to 2009, primarily due in an increase in patron traffic resulting from the implementation of table gaming. Operating expenses increased by $0.2 million, primarily due to the corresponding increase in revenues. The gross profit from food and beverage operations was 19.4% for 2010 compared to 11.4% for 2009. The increase in gross profit was a direct result of increased operating efficiencies. For example, food and beverage direct costs as a percentage of revenues decreased by 4%, and food and beverage salaries as a percentage of revenues decreased by 3%.

Scioto Downs' Operating Results

During 2010, the property's net revenues and operating loss remained consistent compared to 2009. However, Scioto outsourced its food and beverage outlets to a third-party operator during 2009, but operated them internally during 2010. As a result, Scioto Downs earned revenues of $0.5 million from food and beverage operations in 2010; however the benefit of these additional revenues was offset by a decrease in revenues from pari-mutuel commission and other sources. The decrease in pari-mutuel commissions during 2010 is consistent with the decrease of Scioto's live, import and export handles which aggregated $24.0 million in 2010 compared to $28.4 million in 2009.

In order to reduce expenses and operating losses, Scioto Downs and Beulah Park, the other racetrack in Columbus, Ohio, entered into an annual agreement effective in 2008, which was approved by the Ohio Racing Commission, whereby Scioto operates its simulcasting only during its live race meet (generally May through September); and during the remaining periods, Scioto Downs' simulcasting is closed and Beulah Park operates its simulcasting. Similarly, when Scioto is open for live racing and simulcasting, Beulah Park is closed. The current agreement expires on December 31, 2011. Live racing at Scioto Downs commenced on May 7, 2010 and ended on September 11, 2010.

On November 3, 2009, the voters of Ohio approved a proposal for a casino to be located in each of Cleveland, Cincinnati, Toledo, and Columbus. A casino in Columbus will increase competition at Scioto Downs. We intend to be proactive in our efforts to mitigate the effects of such competition, including continuing our efforts to introduce gaming at Scioto Downs as previously proposed, continuing to provide first-class customer service at all of our facilities, and continuing to manage and reduce our costs. In light of these developments, we have considered the potential for future gaming at Scioto Downs and the impact on the carrying value of the $13.2 million intangible asset associated with the fair value of the racing licenses held by Scioto Downs. Such value reflected that the racing licenses would permit Scioto Downs to operate gaming if such legislation were passed. In this regard, we performed an update of the fair value analysis of the intangible asset at Scioto Downs as of December 31, 2009. The valuation, which utilized discounted cash flows, demonstrated that the fair value exceeded the carrying value of the intangible asset and that no impairment was indicated. The significant factors utilized in the valuation included comparable market data, historical operating performance trends of the Company and the assumptions of market participants regarding time-weighted probabilities of legislative action related to the operations of slot machines.

On July 13, 2009, the former Governor of Ohio signed an executive order directing the Ohio Lottery to take action to implement, and the Ohio legislature approved a budget bill which included language to enable, video lottery terminals ("VLTs") at Ohio's seven commercial horse tracks, including Scioto Downs. However, despite the efforts by the former Governor, the legislature and the Ohio Lottery Commission, legal and other challenges prohibited Ohio from moving forward with permitting slot gaming or video lottery terminals at the racetracks prior to the November 2010 election. On November 2, 2010, voters in Ohio elected a new Governor and a significant number of new members to the legislature. Although there have not been any developments in finalizing the regulations by the newly elected Governor of Ohio or its legislature, we believe that the implementation of slot gaming or VLTs at racetracks in Ohio will move forward. Several key legislators have indicated their support for gaming activities at racetracks and the new Governor of Ohio has indicated that he is considering implementation of slots at the racetracks, although he has also indicated that he would like to evaluate such gaming activities as part of a comprehensive analysis of gambling in Ohio. In February 2011, the State of Ohio issued a *Request for Proposal* for assistance in helping the State maximize revenue from expanded gaming operations, particularly casinos and VLT operations. We believe that implementing slots or VLTs at the racetracks will move forward although there can be no assurance that it will move forward or, if it does, when or on what terms such gaming activities will be conducted.

There have been no significant negative developments that would indicate that the valuation and related assumptions would not continue to indicate values that would at least support the carrying value of the intangible assets as of December 31, 2010. As such, there is no impairment of the intangible asset at Scioto Downs as of December 31, 2010.

Corporate Operating Results

During 2010, corporate general and administrative expenses were $11.0 million compared to $19.4 million during 2009. Significant factors contributing to the decrease in general and administrative expenses in 2010 were:

- a decrease of $9.3 million associated with strategic costs related to lobbying efforts for gaming in Ohio ($0.5 million in 2010 compared to $9.8 million in 2009);
- the absence of a 2009 legal settlement aggregating $1.6 million related to a former Chairman, President and Chief Executive Officer (See "Part I, Item 3. Legal Proceedings" included elsewhere in this report);
- the reversal of deferred compensation costs of $0.3 million during the first quarter of 2009 related to a former executive;

- decreases in legal and accounting services of $0.5 million; offset by
- an increase in severance costs of $1.3 related to the resignations of executives during the third quarter;
- an increase in compensation and benefits of $0.5 million related to changes in corporate staffing levels; ;
- an increase in stock-based compensation of $0.6 million related primarily to various grants of restricted stock units during the year; and
- an increase in consulting and other professional fees of $0.3 million.

Depreciation Expense

Depreciation decreased by $0.5 million during 2010 primarily due to decreased depreciation of $1.0 million for Mountaineer, offset by an increase of $0.5 million at Presque Isle Downs. Total depreciation expense was $28.7 million during 2010 and $29.3 million during 2009.

Impairment Loss

During 2009, we performed an evaluation to determine if our non-operating real properties were carried at the lower of the carrying value or fair value. The fair values were determined by independent appraisals and considered expected net cash flows including estimates of costs to sell. In connection with this assessment, the carrying value of certain assets exceeded their respective fair value. As a result, we adjusted the carrying value of certain non-operating real properties, recognizing impairment losses in the aggregate amount of $10.4 million, of which $6.2 million related to real property owned by Mountaineer and $4.1 million related to real property owned by Presque Isle Downs.

During 2010, we also had substantially all non-operating real properties appraised by an independent appraisal company. Based upon the results of the 2010 appraisals, no adjustments to the carrying value of non-operating real property at Mountaineer or Presque Isle Downs were necessary for the year ended December 31, 2010.

In addition, we performed the annual impairment tests of our goodwill and other intangible assets as of December 31, 2010 and 2009, which were generally based on discounted cash flows and review of market data. Accordingly, at December 31, 2009, as a result of the impact of anticipated increased competition, we recorded an impairment loss of $1.5 million that fully impaired the goodwill for Mountaineer. For the year ended December 31, 2010, we determined that there was no impairment of goodwill or intangible assets based upon the results of the impairment evaluations (see additional information above under the caption "*Scioto Downs' Operating Results*").

Loss on Disposal of Property

During the year ended December 31, 2010, we incurred a net loss on the sale or disposal of various equipment and non-operating real properties in the aggregate of $75,000 as follows:

- Mountaineer and Presque Isle Downs incurred losses of $29,000 and $77,000, respectively, on the sale or disposal of various gaming and maintenance equipment.
- Mountaineer sold certain parcels of non-operating real property land holdings in West Virginia for approximately $157,000, after closing costs, which resulted in a gain on sale of approximately $3,000.
- Mountaineer sold a certain parcel of a non-operating real property land holding in West Virginia for approximately $9,000, after closing costs, which resulted in a loss on sale of approximately $43,000.

- Presque Isle Downs sold three acres associated with the 14.3 acre, off-track wagering facility in Erie, Pennsylvania for approximately $1.2 million, after closing costs, which resulted in a gain on sale of approximately $76,000.

During the year ended December 31, 2009, we incurred a net loss of $0.2 million on the disposal of property, which included a loss of $143,000 incurred by Mountaineer on the sale of a parcel of non-operating real property land holdings.

Interest

Interest expense, net of interest income, increased by $9.3 million to $54.1 million during 2010 compared $44.8 during 2009. The increase is primarily attributable to:

- incremental interest of $7.9 million during 2010 incurred on our $260 million 12.625% Senior Secured Notes which proceeds were used in March 2009 to payoff $100.9 million under our former credit facility and our $130 million 9.75% Senior Unsecured Notes;
- increased amortization of deferred financing fees and discounts on our Senior Secured Notes in the aggregate amount of $1.2 million during 2010 compared to 2009; and
- interest related to our Credit Facility of $0.7 million during 2010, which includes a prepayment fee of $100,000 during the third quarter of 2010; offset by
- decreased interest of $0.4 million during 2010 compared to 2009, related primarily to the repayment of promissory notes and capital lease obligations.

During the year ended December 31, 2010, Presque Isle Downs recorded $92,000 of capitalized interest associated with the construction costs for the implementation of table gaming operations on July 8, 2010.

Loss on Debt Modification and Extinguishment

During 2009, we incurred losses on the modification of debt in the aggregate amount of approximately $1.8 million resulting from two amendments to our former senior secured credit agreement which modified certain aspects of our former credit facility including reductions of the borrowing commitment. As such, we were required to proportionately reduce the amount of existing deferred financing fees to reflect the reduction in borrowing capacity. The loss on debt modification reflected the write-offs of deferred financing fees associated with our former credit facility. In addition, as a result of the repurchase of our $130 million 9.75% Senior Unsecured Notes on August 12, 2009, we incurred a loss on debt extinguishment of approximately $1.3 million. The loss on debt extinguishment reflected the write-off of remaining deferred financing fees associated with the Senior Unsecured Notes and the payment of a consent fee to the holders of such notes.

Income Taxes

Continuing Operations: The income tax benefit for continuing operations during 2010 was computed based on an effective income tax rate of approximately 21.5% including interest expense related to uncertain tax positions in income tax expense. The recorded income tax benefit reflects an adjustment to the effective income tax rate of $1.1 million for permanent non-deductible expenses and $0.6 million for valuation allowances on deferred state income tax benefits. During 2010, we recognized approximately $16,000 of interest expense (net of tax) related to uncertain tax positions.

The income tax benefit for continuing operations during 2009 was computed based on an effective income tax rate of 5.4% including interest expense related to uncertain tax positions in income tax expense. The recorded income tax benefit reflects a $4.3 million adjustment to the effective income tax rate for the year due to the impact of permanent non-deductible expenses, including amounts related to lobbying efforts in Ohio, relative to our pre-tax income and a reduction in our estimated annual pre-tax income. During 2009, we recognized approximately $36,000 of interest expense (net of tax) related to uncertain tax positions.

For federal income tax purposes, we have approximately $0.5 million in alternative minimum tax credit carryforwards, approximately $18.2 million in net operating loss carryforwards, approximately $759,000 in capital loss carryforwards, and approximately $199,000 in other federal credit carryforwards at December 31, 2010. The net operating loss carryforwards begin to expire in 2020 and the capital loss carryforwards begin to expire in 2014. A portion of the net operating loss carryforwards (approximately $3.0 million) is limited as to the amount that can be utilized in each tax year by Section 382 of the Internal Revenue Code. The alternative minimum tax credit can be carried forward indefinitely. We have state net operating loss carryforwards of $35.4 million that begin to expire in 2024. We are no longer subject to federal and state income tax examinations for years before 2004.

Discontinued Operations: The income tax benefit for discontinued operations during both 2010 and 2009 was computed based on an effective income tax rate of 35.0%. Additionally, during 2009, we obtained new information that caused us to reevaluate the recoverability of deferred tax assets aggregating approximately $2.9 million associated with certain impairment losses recorded in 2008. As a result, we determined that it was more likely than not that the deferred tax assets would be realized and a previously established valuation allowance of approximately $2.9 million was reversed.

Discontinued Operations

North Metro (d/b/a Running Aces Harness Park) Operating Results. In June 2004, our wholly-owned subsidiary, MTR-Harness, Inc., acquired a 50% interest in North Metro Harness Initiative, LLC (*d/b/a Running Aces Harness Park*), then a wholly-owned subsidiary of Southwest Casino Corporation. In early 2008, North Metro completed construction of a harness racetrack and card room on a 178.4-acre site approximately 30 miles northeast of Minneapolis, Minnesota. Running Aces commenced live racing and simulcast operations (import and export) with pari-mutuel wagering on April 11, 2008, and opened a 50-table card room offering "non-banked" games (those in which the players play only against each other instead of against the house) on June 30, 2008. The racetrack was constructed with financing provided by Black Diamond Commercial Finance, LLC as agent (collectively "Black Diamond").

On October 19, 2008, Southwest Casino Corporation sold its 50% membership interest in North Metro to Black Diamond for (i) $1.00; (ii) relief from a $1.0 million guarantee by Southwest of North Metro's obligations; (iii) a right to repurchase the membership interest; and (iv) certain other considerations. On April 3, 2009, we received notification that Black Diamond, as a result of North Metro's default under the Black Diamond credit agreement, was pursuing legal action seeking (i) enforcement of our payment of the $1 million guarantee of North Metro's indebtedness and certain additional costs, and (ii) foreclosure of our subsidiary's pledged equity interest in North Metro. Pursuant to a settlement agreement with Black Diamond executed on May 27, 2009, we relinquished our interest in North Metro (the value of which we had already determined was impaired and written down to $0 during 2008) and paid $1 million to satisfy our obligations under the guarantee. Concurrently, MTR Gaming Group, Inc. entered into a Signal and Consulting Agreement with North Metro pursuant to which North Metro paid us $250,000 to provide consulting services with respect to its racing operations for a term of three years. On June 3, 2009, Black Diamond terminated the litigation with prejudice and we and Black Diamond executed mutual releases.

During the year ended December 31, 2010, we incurred a pre-tax loss on discontinued operations of approximately $8,000. During the year ended December 31, 2009, we incurred a pre-tax loss on discontinued operations of approximately $1.3 million and an income tax benefit of approximately $3.3 million, including an income tax benefit of approximately $2.9 million related to the realization of deferred tax assets associated with impairment losses of $8.7 million that were recorded in 2008.

The assets and liabilities of MTR-Harness, Inc. and its interest in North Metro have been reflected as assets and liabilities of discontinued operations in our consolidated balance sheets and the operating results and cash flows have been reflected as discontinued operations.

Jackson Racing (d/b/a Jackson Harness Raceway). On December 6, 2005, our wholly-owned subsidiary, Jackson Racing, Inc., acquired a 90% interest in Jackson Trotting Association, LLC, which operated Jackson Harness Raceway in Jackson, Michigan, and offered harness racing, pari-mutuel and simulcast wagering and casual dining. Since acquisition, Jackson Trotting generated operating losses. Additionally, Jackson Trotting exhausted its operating funds, including funds provided by the Company. On December 4, 2008, Jackson Trotting ceased the racing and simulcast wagering operations at Jackson Harness Raceway and surrendered its racing license to the Michigan Racing Commission.

During the years ended December 31, 2010 and 2009, we incurred pre-tax losses on discontinued operations of approximately $11,000 and $22,000, respectively, before the 10% non-controlling interest in Jackson Trotting not owned by us.

The assets and liabilities of Jackson Racing, Inc. and its interest in Jackson Trotting have been reflected as assets and liabilities of discontinued operations in our consolidated balance sheets and the operating results and cash flows have been reflected as discontinued operations.

Ramada Inn and Speedway Casino. On June 3, 2008, our wholly-owned subsidiary, Speakeasy Gaming of Las Vegas, Inc., sold the gaming assets of the Ramada Inn and Speedway Casino, located in North Las Vegas, Nevada to Lucky Lucy D, LLC in accordance with the terms of an Asset Purchase and Sale Agreement dated January 11, 2008. Pursuant to the terms of the agreement, Lucky Lucy paid $2.0 million in cash for the gaming assets and is obligated to pay an additional amount of up to $4.775 million subject to an earn-out provision based on the property's gross revenues over the four-year period that commenced January 11, 2008. In July 2009, Speakeasy Gaming of Las Vegas, Inc. assigned to the Company its right to any payment under the earn-out provision. Although it is unlikely, any proceeds that may be received will be recorded as the amounts are realized. This sale was the second part of the transaction, the first part of which involved the sale of Speedway's real property to Ganaste LLC on January 11, 2008. A shareholder of Ganaste LLC is the sole owner of Lucky Lucy. Ganaste paid $11.4 million in cash for the real property. On January 11, 2008, we recorded a gain on the sale of the real property in the amount of $2.8 million, and on June 3, 2008, we recorded a gain on the sale of the gaming assets in the amount of $1.2 million.

During the years ended December 31, 2010 and 2009, we recorded pre-tax income on discontinued operations in the amounts of approximately $57,000 and $43,000, respectively.

Binion's Gambling Hall & Hotel. On March 7, 2008, we sold 100% of the stock of our wholly-owned subsidiaries, Speakeasy Gaming of Fremont, Inc., which owned and operated Binion's Gambling Hall & Hotel located in Las Vegas, Nevada, and Speakeasy Fremont Experience Operating Company in accordance with the terms of a Stock Purchase Agreement dated June 26, 2007 (as subsequently amended), executed between the Company and TLC Casino Enterprises, Inc. ("TLC"). The transaction was subject to certain purchase price adjustments. Net cash to the Company at closing was approximately $28.0 million. In January 2009, we settled the post-closing purchase price adjustment in the amount of approximately $1.5 million.

In connection with our original acquisition of Binion's on March 11, 2004, we provided limited guarantees on certain land leases that expired in March 2010 and totaled approximately $394,000 at December 31, 2009. TLC remained obligated to use its reasonable best efforts to assist us in obtaining releases of these guarantees, to pay the rent underlying the leases we guaranty on a timely basis, and to indemnify us in the event we are required to pay the land lease obligations pursuant to the guarantees.

Since July 2009, TLC has paid only a portion of total monthly rent with respect to one of the leases we guarantee. Upon the demand of the landlord that we make monthly payments pursuant to our guarantee, we paid the amounts demanded (approximately $724,000 in the aggregate through March 15, 2010), thus curing the events of default. We demanded reimbursement from TLC, and commenced legal action for indemnification pursuant to the Stock Purchase Agreement. On October 27, 2009, we reached a settlement with TLC whereby TLC agreed to confess judgment as to amounts we paid and amounts that may be paid by us through the expiration of the guarantees, certain legal fees and interest at the rate of 10% on amounts actually paid by us with respect to the rental payments. We agreed to forbear from enforcing the judgment for two years, provided however that the forbearance will terminate under certain conditions, including if TLC fails to timely make any of the agreed payments or there is a change in control of TLC. During the forbearance period, TLC is also obligated to make payments in partial satisfaction of the judgment in the event TLC raises any capital through debt or equity. Through December 31, 2010, TLC has reimbursed us $25,000 for legal fees that we had incurred in connection with our collection efforts.

Also in connection with our original acquisition of Binion's, we obtained title to the property and equipment subject to increase in the purchase price by $5.0 million if, at the termination of a Joint Operating License Agreement with HHLV Management Company, LLC, an affiliate of Harrah's Entertainment, Inc., certain operational milestones were achieved. Harrah's claimed it had met the milestones, however we disputed such claim. On June 11, 2009, we settled this dispute by finalizing a previous agreement in principle and paid HHLV Management Company approximately $0.7 million, which represented $1.75 million of purchase price adjustment less approximately $1.1 million for other amounts HHLV Management Company owed us. This settlement resulted in an adjustment to previously recorded amounts and a charge to discontinued operations of approximately $0.4 million.

During the years ended December 31, 2010 and 2009, we incurred a pre-tax loss on discontinued operations of approximately $272,000 and $1.2 million, respectively.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following tables set forth information concerning our results of operations by property for continuing operations.

	2009	2008
	(in thousands)	
Net revenues—continuing operations:		
Mountaineer Casino, Racetrack & Resort	$262,718	$289,986
Presque Isle Downs & Casino	178,440	176,761
Scioto Downs	2,946	4,092
Corporate	51	12
Consolidated net revenues	$444,155	$470,851

	2009	2008
	(in thousands)	
Operating income (loss)—continuing operations:		
Mountaineer Casino, Racetrack & Resort	$ 27,135	$ 34,986
Presque Isle Downs & Casino	18,702	18,012
Scioto Downs	(1,933)	(2,208)
Corporate(1)	(21,057)	(12,556)
Consolidated operating income(2)	$ 22,847	$ 38,234

(1) Corporate's operating loss for 2009 includes charges in the aggregate amount of $9.8 million of strategic costs associated with lobbying and gaming efforts in Ohio and a charge of $1.6 million related to legal settlements (as discussed below under the caption *"Corporate Operating Results"*)

(2) Consolidated operating income for 2009 includes asset impairment charges in the aggregate amount of $11.9 million as follows: Mountaineer—$6.2 million; Presque Isle Downs—$4.1 million; and Corporate—$1.6 million (as discussed below under the caption *"Impairment Losses"*).

Mountaineer's Operating Results

During the year ended December 31, 2009, Mountaineer's operating results continued to be affected by competition, primarily from slot operations in Pennsylvania and the downturn in general economic conditions. Net revenues decreased by $27.3 million, or 9.4%, compared to the year ended December 31, 2008, which included a $19.3 million decrease in gaming revenues. Net revenues earned from food, beverage and lodging operations decreased by $3.5 million, and net revenues earned from other sources, including pari-mutuel commissions decreased by $2.9 million. Promotional allowances increased by $1.6 million. However, Mountaineer's overall operating margin (exclusive of $6.2 million of asset impairment charges in 2009, as discussed below) increased to 12.7% in 2009 from 12.1% in 2008 due primarily to the property's cost containment efforts.

Significant factors contributing to Mountaineer's 2009 operating results were:

- an overall decrease in compensation and benefits costs of $12.5 million, as well as other cost savings programs, during 2009; offset by
- an increase in marketing promotions and advertising costs of $4.5 million during 2009, related to aggressive cash promotion campaigns prior to the implementation of free play on September 1, 2009.

A discussion of Mountaineer's key operations follows.

Gaming Operations. Revenues from gaming operations during 2009 decreased by $19.3 million, or 7.6%, to $234.2 million compared to 2008, and gross profit decreased by $5.5 million, or 5.7%. The decline in the gross profit resulted primarily from the total gaming revenue decline. Revenues from slot operations decreased by $15.8 million to $188.9 million in 2009 compared to $204.6 million in 2008, and poker and table gaming revenue decreased by $3.5 million, generating revenues of $6.2 million and $39.1 million, respectively, in 2009 compared to $7.3 million and $41.5 million, respectively, in 2008.

The following tables set forth statistical information concerning Mountaineer's gaming operations.

	2009	2008
Slots:		
Total gross wagers	$ 2,156,667,000	$ 2,245,726,000
Less winning patron payouts	(1,967,778,000)	(2,041,079,000)
Gaming revenues (slot net win)	$ 188,889,000	$ 204,647,000
Average daily net win per slot machine	$ 176	$ 176
Hold percentage	8.8%	9.1%
Average number of slot machines	2,943	3,192
Tables:		
Total table drop	$ 214,862,000	$ 225,058,000
Average daily net win per table	$ 1,772	$ 2,094
Hold percentage	18.2%	18.4%
Average number of tables	61	54
Poker:		
Average daily poker rake per table	$ 424	$ 501
Average number of tables	40	40

Management attributes the decrease in slot revenue to severe weather conditions in January and February of 2009 (as compared to 2008) and the continuing impact on our market from gaming operations in Pennsylvania, with which Mountaineer shares some customer base in Ohio and Pennsylvania. On August 9, 2009, the Rivers Casino in downtown Pittsburgh, Pennsylvania, approximately a one-hour drive from Mountaineer, opened with 3,000 slot machines and various food, beverage and entertainment venues. Additionally, The Meadows Racetrack & Casino, a harness racetrack in Washington, Pennsylvania, which is approximately 40 miles southeast of Mountaineer, opened its permanent casino on April 15, 2009, with over 3,700 slot machines and various food and beverage outlets.

On September 1, 2009, Mountaineer began to offer its patrons the ability to play slot machines with promotional credits (commonly referred to as "free play"). Promotional credits are not subject to taxes and assessments. Management believes that free play will allow Mountaineer to compete more effectively with gaming operations in Pennsylvania, which already had free play. To-date, we converted 2,042 of our slot machines and the state's central monitoring system to accommodate free play. Capital expenditures related to the conversion of our slot machines to accommodate free play amounted to approximately $1.9 million through December 31, 2009, and we expect to incur an additional $0.6 million in 2010. We believe table games, and the implementation of free play, at Mountaineer will continue to enhance Mountaineer's competitive position by drawing new customers and driving increased play from our existing customers, which may contribute to Mountaineer's gaming revenue growth. Since the implementation of free play on September 1, 2009, our patrons have redeemed $11.0 million of promotional credits. On July 9, 2009, Mountaineer opened 11 additional table games to further distinguish our gaming product from slot machines in West Virginia's local bars and clubs and slot machine operations in Pennsylvania.

However on January 7, 2010, Pennsylvania amended its gaming law, permitting table games at Pennsylvania casinos. Therefore, gaming operations at Mountaineer during 2010 may continue to be impacted by competitive pressures from the Rivers Casino in downtown Pittsburgh, Pennsylvania and The Meadows Racetrack & Casino in Washington, Pennsylvania. In addition, on November 3, 2009, the voters of Ohio approved a proposal for a casino to be located in each of Cleveland, Cincinnati, Toledo, and Columbus. A casino in Cleveland will increase competition at Mountaineer Casino commencing approximately in 2013. We intend to be proactive in our efforts to mitigate the effects of such competition, which includes providing first-class customer service at all of our facilities and further reducing our costs.

During 2009, the decrease in revenues from slot operations resulted in taxes and assessments as a percentage of slot revenues to be 56.1% compared to 56.4% during 2008. For poker and table gaming operations, the tax rate was 40.5% and 40.0% for 2009 and 2008, respectively. The increase in the tax rate is due to a $1.0 million increase in the annual licensing fee during the second year of poker and table gaming operations, as imposed by the West Virginia Lottery Commission. However, gaming taxes and assessments decreased overall by $10.7 million to $124.2 million during 2009 compared to 2008 as a result of the decrease in gaming revenues. Additionally, gaming compensation and benefits costs decreased by $3.0 million during 2009 compared to 2008 principally as a result of cost containment efforts.

Pari-mutuel Commissions. Pari-mutuel commissions is a predetermined percentage of the total amount wagered (wagering handle), with a higher commission earned on a more exotic wager, such as a trifecta, than on a single horse wager, such as a win, place or show. In pari-mutuel wagering, patrons bet against each other rather than against the operator of the facility or with pre-set odds. The total wagering handle is composed of the amounts wagered by each individual according to the wagering activity. The total amounts wagered form a pool of funds, from which winnings are paid based on odds determined solely by the wagering activity. The racetrack acts as a stakeholder for the wagering patrons and deducts a "take-out" or gross commission from the amounts wagered, from which the racetrack pays state and county taxes and racing purses. Mountaineer's pari-mutuel commission rates are fixed as a percentage of the total wagering handle or total amounts wagered. Pari-mutuel commissions for Mountaineer, detailing gross handles less patron payouts and deductions, for the years ended December 31 were as follows:

	2009	2008
	(in thousands)	
Import simulcast racing pari-mutuel handle	$ 13,080	$ 16,997
Live racing pari-mutuel handle	7,119	8,057
Less patrons' winning tickets	(15,944)	(19,774)
	4,255	5,280
Revenues—export simulcast	9,871	11,316
	14,126	16,596
Less:		
State and county pari-mutuel tax	(431)	(440)
Purses and Horsemen's Association	(6,157)	(7,343)
Revenues—pari-mutuel commissions	$ 7,538	$ 8,813

Overall, Mountaineer's pari-mutuel commissions decreased by 14.5% during 2009, compared to 2008, despite an increase in live racing days by ten days to 225 days in 2009 compared to 2008. The decrease in import simulcast handle, as well as export simulcast, was primarily due to a decline in on-track and off-track wagering, which is consistent with the national average decline in wagering and purses of 9.9% and 5.6%, respectively, during the 2009 compared to 2008, as reported by *Equibase Company*.

Live racing and import simulcast may continue to be impacted by the conversion of some live racing patrons to export simulcast patrons (whether through traditional off-track wagering facilities or growth in the utilization of telephone and/or internet wagering) and increased competition from Pennsylvania's racetracks. Mountaineer currently simulcasts its live races to over 1,000 sites.

Food, beverage and lodging operations. Revenues from food, beverage and lodging operations during 2009 were $21.8 million, which decreased by $3.5 million, or 13.7%, compared to 2008 and gross profit from these operations decreased by 3.2%. The decrease in revenues was reflective of the decline in patron traffic and a shift in marketing strategies designed to reduce food and beverage offers to patrons and increase cash programs. Additionally, the decrease in gross profit was due in part to a 2% increase in food costs.

The average daily room rate for the Grande Hotel decreased to $63.55 during 2009 from $78.93 during 2008, but the average occupancy rate increased to 78.0% from 74.7% during the same periods, respectively. The decrease in daily room rates and increase in occupancy primarily reflects a shift in marketing strategies to market the hotel to gaming patrons.

Other operations. Other operating revenues were primarily derived from operations of the Spa, Fitness Center, retail outlets and golf course; from the sale of programs, admission fees, and lottery tickets; from check cashing and ATM services and from special events at The Harv and Convention Center. Mountaineer's earned revenues from other operations decreased by $1.7 million, or 20.8%, during 2009; while operating expenses decreased by a $2.6 million, or 32.9% compared to 2008. The decrease in revenue was primarily due to a decrease in entertainment and convention center revenues, and the decrease in operating costs was primarily due to a decrease in entertainment costs as well as other cost containment efforts.

Presque Isle Downs' Operating Results

During the year ended December 31, 2009, Presque Isle Downs experienced increased revenues compared to the same period in 2008. Net revenues increased by $1.7 million, or 1.0%, primarily due to a $1.8 million increase in slot revenues. Presque Isle Downs' overall operating margin (exclusive of $4.1 million of asset impairment charges, as discussed below) increased to 12.8% in 2009 from 10.2% in 2008 due primarily to the property's cost containment efforts.

Significant factors contributing to Presque Isle Downs' 2009 operating results were:

- an increase in gross profit from gaming operations, as well as food and beverage operations (as discussed below);
- an overall decrease in compensation and benefits costs of $1.4 million during 2009; offset by
- an increase in real estate taxes of $0.8 million during 2009.

Gaming Operations. Revenues from gaming operations during 2009 increased by $1.8 million, or 1.1%, to $166.4 million compared to the same period of 2008, and gross profit increased by $2.0 million, or 3.5%.

The following tables set forth statistical information concerning Presque Isle Downs' gaming operations.

	2009	2008
Slots:		
Total gross wagers	$ 2,123,589,000	$ 2,027,747,000
Less winning patron payouts	(1,957,216,000)	(1,863,182,000)
Gaming revenues (slot net win)	$ 166,373,000	$ 164,565,000
Average daily net win per slot machine	$ 228	$ 225
Hold percentage	7.8%	8.1%
Average number of slot machines	2,000	2,000

Overall, the increase in revenues from gaming operations during 2009 resulted in increased gaming taxes and assessments in the amount of $1.4 million to $101.0 million compared to 2008. Presque Isle Downs' gaming taxes and assessments approximated 60.7% of slot revenues during 2009 compared to 60.5% during 2008. Additionally, slot machine lease expenses and gaming compensation and benefits costs decreased by $0.7 million and $0.9 million, respectively, during the year.

On January 7, 2010, Pennsylvania amended its gaming law, permitting table games at Pennsylvania casinos. We intend to implement table gaming operations with 48 casino table games at Presque Isle Downs in July 2010, pending regulatory approval. However, on November 3, 2009, the voters of Ohio approved a proposal for a casino to be located in each of Cleveland, Cincinnati, Toledo, and Columbus. A casino in Cleveland will increase competition at Presque Isle Downs commencing approximately in 2013. We intend to be proactive in our efforts to mitigate the effects of such competition, which includes implementing table gaming at Presque Isle Downs, providing first-class customer service at all of our facilities and further reducing our costs.

Pari-mutuel Commissions. Overall, Presque Isle Downs' pari-mutuel commissions revenue remained consistent during 2009 compared to 2008, earning revenues of approximately $3.1 million each year. However, operating expenses decreased by $0.5 million in 2009. Live racing at Presque Isle Downs commenced May 8, 2009, and ended for the season on September 26, 2009.

The 2008 operating results related to pari-mutuel commissions were impacted by Presque Isle Downs' inability to send out its live racing signal to advance deposit wagering sites due to restrictions imposed by the horsemen. The Interstate Horse Racing Act requires horsemen's approval in order to send a live racing signal to these sites. In May 2009, the horsemen granted Presque Isle Downs approval to simulcast its live racing signal to advance deposit wagering sites. Currently, Presque Isle Downs simulcasts its live races to approximately 500 sites compared to approximately 300 sites in 2008.

Food and beverage operations. Revenues from food and beverage operations were $10.2 million, which increased by $0.2 million, or 2.5%, compared to the same period of 2008. However, operating expenses decreased by $1.1 million to $9.0 million, primarily as a result of a decrease in food costs of $0.6 million and salaries of $0.3 million. As a result of the increase in revenues and decrease in operating expenses, the gross profit from food and beverage operations was 11.4% in 2009 compared to a loss of 1.7% in 2008.

Scioto Downs' Operating Results

During the year ended December 31, 2009, net revenues decreased by $1.1 million and operating expenses decreased by $1.4 million compared to 2008. The decrease in revenues and operating costs resulted primarily from the absence of food and beverage revenue and expenses in 2009. In 2009, Scioto began outsourcing its food and beverage outlets to a third-party operator; however we do not expect to outsource the operations of these outlets in 2010. Additionally, in order to reduce expenses and operating losses, Scioto Downs and Beulah Park, the other racetrack in Columbus, Ohio, entered into an agreement effective in 2008, which was approved by the Ohio Racing Commission, whereby Scioto operates its simulcasting only during its live race meet (generally May through September); and during the remaining periods, Scioto Downs' simulcasting is closed and Beulah Park operates its simulcasting. Similarly, when Scioto is open for live racing and simulcasting, Beulah Park is closed. The operating losses incurred by Scioto during 2009 were slightly lower than the operating losses 2008.

On July 13, 2009, the former Governor of Ohio signed an executive order directing the Ohio Lottery to take action to implement, and the Ohio legislature approved a budget bill which included language to enable, video lottery terminals ("VLTs") at Ohio's seven commercial horse tracks, including Scioto Downs. However, despite the efforts by the former Governor, the legislature and the Ohio Lottery Commission, legal and other challenges prohibited Ohio from moving forward with permitting slot gaming or video lottery terminals at the racetracks prior to the November 2010 election. On

November 2, 2010, voters in Ohio elected a new Governor and a significant number of new members to the legislature. Although there have not been any developments in finalizing the regulations by the newly elected Governor of Ohio or its legislature, we believe that the implementation of slot gaming or VLTs at racetracks in Ohio will move forward. Several key legislators have indicated their support for gaming activities at racetracks and the new Governor of Ohio has indicated that he is considering implementation of slots at the racetracks, although he has also indicated that he would like to evaluate such gaming activities as part of a comprehensive analysis of gambling in Ohio. In February 2011, the State of Ohio issued a *Request for Proposal* for assistance in helping the State maximize revenue from expanded gaming operations, particularly casinos and VLT operations. We believe that implementing slots or VLTs at the racetracks will move forward although there can be no assurance that it will move forward or, if it does, when or on what terms such gaming activities will be conducted.

The 2009 Ohio legislation enabling video lottery was also subject to two lawsuits filed in 2009. These lawsuits were dismissed in October 2009; however each of these lawsuits may be refiled.

On November 3, 2009, the voters of Ohio approved a proposal for a casino to be located in each of Cleveland, Cincinnati, Toledo, and Columbus. A casino in Columbus will increase competition at Scioto Downs. We intend to be proactive in our efforts to mitigate the effects of such competition, including continuing our efforts to introduce gaming at Scioto Downs as previously proposed, continuing to provide first-class customer service at all of our facilities, and further reducing our costs.

We have considered the potential for future gaming at Scioto Downs and the impact on the carrying value of the $13.2 million intangible asset associated with the fair value of the racing licenses held by Scioto Downs. Such value reflected that the racing licenses would permit Scioto Downs to operate gaming if such legislation were passed. In this regard, we performed an update of the fair value analysis of the intangible asset as of December 31, 2009. The valuation, which utilized discounted cash flows, demonstrated that the fair value exceeded the carrying value of the intangible asset and that no impairment was indicated at December 31, 2009.

Corporate Operating Results

During the year ended December 31, 2009, corporate general and administrative expenses were $19.4 million compared to $12.4 million during 2008. Significant factors contributing to the increase in general and administrative expenses in 2009 were:

- incremental strategic costs associated with lobbying efforts for gaming in Ohio aggregating $9.8 million; and
- an aggregate charge of $1.6 million resulting from a legal settlement with our former Chairman, President and Chief Executive Officer (See "Part I, Item 3. Legal Proceedings" included elsewhere in this report); offset by
- a decrease in compensation and benefits costs of $2.0 million during 2009;
- a decrease in stock-based compensation costs of $1.2 million during 2009; and
- other cost containment initiatives.

Depreciation Expense

Depreciation decreased by $0.6 million during 2009 primarily due to decreased capital spending during 2008 and 2009, compared to prior years when we constructed and opened Presque Isle Downs and implemented table gaming at Mountaineer. Total depreciation expense was $29.3 million during 2009 and $29.8 million during 2008.

Impairment Loss

During 2009, we performed an evaluation to determine if our non-operating real properties were carried at the lower of the carrying value or fair value. The fair values were determined by independent appraisals and considered expected net cash flows including estimates of costs to sell. In connection with this assessment, the carrying value of certain assets exceeded their respective fair value. As a result, we adjusted the carrying value of certain non-operating real properties, recognizing impairment losses in the aggregate amount of $10.4 million, of which $6.2 million related to real property owned by Mountaineer and $4.1 million related to real property owned by Presque Isle Downs.

In addition, we performed the annual impairment tests of our goodwill and other intangible assets as of December 31, 2009, which were generally based on discounted cash flows and review of market data. Accordingly, at December 31, 2009, as a result of the impact of anticipated increased competition, we recorded an impairment loss of $1.5 million that fully impaired the goodwill for Mountaineer.

Loss on Disposal of Property

During the year ended December 31, 2009, we incurred a net loss of $0.2 million on the disposal of property, which included a loss of $143,000 incurred by Mountaineer on the sale of a parcel of non-operating real property land holdings. During 2008, we incurred a net loss of $3.0 million on the disposal of property as follows:

- In October 2008, we received proceeds of $1.8 million related to the sale of our corporate airplane, which resulted in a gain of $0.7 million.
- In connection with an October 2008 amendment to and expiration of an employment agreement with the former President and Chief Executive Officer of the Company, we recorded a loss of $2.1 million associated with the corporate residence and associated real property and furnishings that was conveyed to such former executive on May 1, 2009.
- In December 2008, Presque Isle Downs recorded a $1.5 million loss on the disposal of certain equipment components of its surveillance system that were defective and malfunctioning.

Interest

Interest expense, net of interest income, increased by $4.3 million to $44.8 million during 2009, compared to 2008. The increase is attributable to:

- incremental interest of $3.7 million incurred on our $260 million 12.625% Senior Secured Notes which proceeds were used to payoff $100.9 million under our former credit facility and our $130 million 9.75% Senior Unsecured Notes;
- additional interest expense of $0.6 million related to consent fees on our $125 million 9% Senior Subordinated Notes; and
- increased amortization of deferred financing fees in the amount of $1.2 million; offset by
- decreased interest expense of $1.2 million on our other debt and equipment financing obligations.

Loss on Debt Modification and Extinguishment

During the third and fourth quarters of 2009, we incurred losses on the modification of debt in the aggregate amount of approximately $1.8 million resulting from two amendments to our former senior secured credit agreement which modified certain aspects of our former credit facility including reductions of the borrowing commitment. As such, we were required to proportionately reduce the amount of existing deferred financing fees to reflect the reduction in borrowing capacity. The loss on debt modification reflected the write-offs of deferred financing fees associated with our former credit facility. In addition, as a result of the repurchase of our $130 million 9.75% Senior Unsecured Notes on August 12, 2009, we incurred a loss on debt extinguishment of approximately $1.3 million. The loss on debt extinguishment reflected the write-off of remaining deferred financing fees associated with the Senior Unsecured Notes and the payment of a consent fee to the holders of such notes.

As a result of two amendments to our former senior secured credit agreement during 2008, which modified certain aspects of our former credit facility including reductions of the borrowing commitment and term, we were required to proportionately reduce the amount of existing deferred financing fees to reflect the reduction in borrowing capacity. In this regard, we incurred a loss on debt modification in the aggregate amount of $3.8 million during 2008 resulting from the write-offs of deferred financing fees.

Income Taxes

Continuing Operations. The income tax benefit during 2009 for continuing operations was computed based on an effective income tax rate of 5.4% including interest expense related to uncertain tax positions in income tax expense. The recorded income tax benefit reflects a $4.3 million adjustment to the effective income tax rate for the year due to the impact of permanent non-deductible expenses, including amounts related to lobbying efforts in Ohio, relative to our pre-tax income and a reduction in our estimated annual pre-tax income. During 2009, we recognized approximately $36,000 of interest expense (net of tax) related to uncertain tax positions.

The income tax benefit during 2008 for continuing operations was computed based on an effective income tax rate of 28.0% plus interest income related to uncertain tax positions of approximately $251,000 (net of tax). The interest income resulted from the reversal of previously established interest expense accruals on tax matters that were settled favorably. In addition, the effective income tax rate during 2008 reflects amounts reclassified as discontinued operations.

Discontinued Operations. The 2009 income tax benefit for discontinued operations reflects that during 2009, we obtained new information that caused us to reevaluate the recoverability of deferred tax assets aggregating approximately $2.9 million associated with certain impairment losses recorded in 2008. As a result, we determined that it was more likely than not that the deferred tax assets would be realized and a previously established valuation allowance of approximately $2.9 million was reversed. For the year ended December 31, 2008, the recorded income tax benefit for discontinued operations reflects the aforementioned valuation allowance that was recorded for certain impairment losses for which realization of the tax benefit could not be assured at that time.

Discontinued Operations

North Metro (d/b/a Running Aces Harness Park) Operating Results. In June 2004, our wholly-owned subsidiary, MTR-Harness, Inc., acquired a 50% interest in North Metro Harness Initiative, LLC (*d/b/a Running Aces Harness Park*), then a wholly-owned subsidiary of Southwest Casino Corporation. In early 2008, North Metro completed construction of a harness racetrack and card room on a 178.4-acre site approximately 30 miles northeast of Minneapolis, Minnesota. Running Aces commenced live racing and simulcast operations (import and export) with pari-mutuel wagering on April 11, 2008, and opened a 50-table card room offering "non-banked" games (those in which the players play only against each other instead of against the house) on June 30, 2008. The racetrack was constructed with financing provided by Black Diamond Commercial Finance, LLC as agent (collectively "Black Diamond").

North Metro's operations did not generate sufficient cash flow to service its indebtedness to its lender, Black Diamond Commercial Finance L.L.C. During 2008, we determined that there was substantial doubt as to whether we could recover our investment in North Metro. Accordingly, during 2008 we recorded impairment losses of $8.7 million (for which a tax benefit could not be recognized at that time). During the year ended December 31, 2008, we recorded a pretax loss on discontinued operations of $12.4 million, which included equity losses in North Metro of $3.5 million, in addition to the impairment loss of $8.7 million.

On October 19, 2008, Southwest Casino Corporation sold its 50% membership interest in North Metro to Black Diamond for (i) $1.00; (ii) relief from a $1.0 million guarantee by Southwest of North Metro's obligations; (iii) a right to repurchase the membership interest; and (iv) certain other considerations. On April 3, 2009, we received notification that Black Diamond, as a result of North Metro's default under the Black Diamond credit agreement, was pursuing legal action seeking (i) enforcement of our payment of the $1 million guarantee of North Metro's indebtedness and certain additional costs, and (ii) foreclosure of our subsidiary's pledged equity interest in North Metro. Pursuant to a settlement agreement with Black Diamond executed on May 27, 2009, we relinquished our interest in North Metro (the value of which we had already determined was impaired and written down to $0 during 2008) and paid $1 million to satisfy our obligations under the guarantee. Concurrently, MTR Gaming Group, Inc. entered into a Signal and Consulting Agreement with North Metro pursuant to which North Metro paid us $250,000 to provide consulting services with respect to its racing operations for a term of three years. On June 3, 2009, Black Diamond terminated the litigation with prejudice and we and Black Diamond executed mutual releases.

During the year ended December 31, 2009, we incurred a pre-tax loss on discontinued operations of approximately $1.3 million and an income tax benefit of approximately $3.3 million, including an income tax benefit of approximately $2.9 million related to the realization of deferred tax assets associated with the impairment losses of $8.7 million that were recorded in 2008.

The assets and liabilities of MTR-Harness, Inc. and its interest in North Metro have been reflected as assets and liabilities of discontinued operations in our consolidated balance sheets and the operating results and cash flows have been reflected as discontinued operations.

Jackson Racing (d/b/a Jackson Harness Raceway). On December 6, 2005, our wholly-owned subsidiary, Jackson Racing, Inc., acquired a 90% interest in Jackson Trotting Association, LLC, which operated Jackson Harness Raceway in Jackson, Michigan, and offered harness racing, pari-mutuel and simulcast wagering and casual dining. Since acquisition, Jackson Trotting generated operating losses. Additionally, Jackson Trotting exhausted its operating funds, including funds provided by the Company.

During 2008, we performed an evaluation to determine whether the assets of Jackson Trotting were impaired. Jackson Trotting had generated operating losses since acquisition, projected further operating losses and substantially exhausted its operating funds, including funds provided by the Company. Furthermore, under the terms of our Fifth Amended and Restated Credit Agreement, as amended, we did not have the ability to provide further financial support to Jackson Trotting. Jackson Trotting's assets consisted primarily of a $2.6 million intangible asset that represented the assigned value of the racing licenses held by Jackson Trotting. The value assigned to the racing licenses considered that the racing licenses permit Jackson Trotting to conduct live racing and simulcasting operations, and if legislative proposals in Michigan were passed, would permit Jackson Trotting to operate electronic gaming devices.

Based upon the projected operating losses, our inability to provide further funding to Jackson Trotting and an assessment of the potential for legislation permitting gaming operations at the racetracks in Michigan, we concluded that the Jackson Trotting intangible asset was impaired and, accordingly, recorded an impairment loss of $2.6 million ($2.1 million net of tax) during 2008.

On December 4, 2008, Jackson Trotting ceased the racing and simulcast wagering operations at Jackson Harness Raceway and surrendered its racing license to the Michigan Racing Commission.

During the year ended December 31, 2009, we incurred a pre-tax loss on discontinued operations, before the 10% non-controlling interest in Jackson Trotting not owned by us, of approximately $22,000. During 2008, we incurred a pre-tax loss on discontinued operations, before the 10% non-controlling interest in Jackson Trotting not owned by us, of $4.0 million (inclusive of the impairment loss of $2.6 million). In addition, a loss of approximately $160,000 was incurred in 2008 in connection with the expiration of land options and other costs.

The assets and liabilities of Jackson Racing, Inc. and its interest in Jackson Trotting have been reflected as assets and liabilities of discontinued operations in our consolidated balance sheets and the operating results and cash flows have been reflected as discontinued operations.

Ramada Inn and Speedway Casino. On June 3, 2008, our wholly-owned subsidiary, Speakeasy Gaming of Las Vegas, Inc., sold the gaming assets of the Ramada Inn and Speedway Casino, located in North Las Vegas, Nevada to Lucky Lucy D, LLC in accordance with the terms of an Asset Purchase and Sale Agreement dated January 11, 2008. Pursuant to the terms of the agreement, Lucky Lucy paid $2.0 million in cash for the gaming assets and is obligated to pay an additional amount of up to $4.775 million subject to an earn-out provision based on the property's gross revenues over the four-year period that commenced January 11, 2008. In July 2009, Speakeasy Gaming of Las Vegas, Inc. assigned to the Company its right to any payment under the earn-out provision. Any proceeds that are received will be recorded as the amounts are realized. This sale was the second part of the transaction, the first part of which involved the sale of Speedway's real property to Ganaste LLC on January 11, 2008. A shareholder of Ganaste LLC is the sole owner of Lucky Lucy. Ganaste paid $11.4 million in cash for the real property. On January 11, 2008, we recorded a gain on the sale of the real property in the amount of $2.8 million, and on June 3, 2008, we recorded a gain on the sale of the gaming assets in the amount of $1.2 million.

During the year ended December 31, 2009, we recorded pre-tax income on discontinued operations in the amount of approximately $43,000. During 2008, we earned pre-tax income on discontinued operations in the amount of $2.8 million (inclusive of the $2.8 million and $1.2 million gains on the sale of the real property and gaming assets, respectively). In addition, we also incurred a loss of $0.4 million during 2008 in connection with the write-off of an intangible asset related to our Nevada gaming license which was surrendered with the sale of Speedway.

Binion's Gambling Hall & Hotel. On March 7, 2008, we sold 100% of the stock of our wholly-owned subsidiaries, Speakeasy Gaming of Fremont, Inc., which owned and operated Binion's Gambling Hall & Hotel located in Las Vegas, Nevada, and Speakeasy Fremont Experience Operating Company in accordance with the terms of a Stock Purchase Agreement dated June 26, 2007 (as subsequently amended), executed between the Company and TLC Casino Enterprises, Inc. ("TLC"). The transaction was subject to purchase price adjustments based on changes in the net working capital, certain capital expenditures between execution and closing, and a $3.5 million working capital adjustment which remained with Binion's upon closing. Net cash to the Company at closing was approximately $28.0 million. On December 31, 2007, we recorded a loss of $2.0 million to adjust the carrying value of Binion's assets to the anticipated proceeds, less costs to sell; and in January 2009, we settled the post-closing purchase price adjustment in the amount of approximately $1.5 million. Upon completion of the sale on March 7, 2008, and resolution of the purchase price adjustment, we incurred an additional loss on disposal of $0.9 million during 2008.

In connection with our original acquisition of Binion's on March 11, 2004, we obtained title to the property and equipment subject to increase by $5.0 million if, at the termination of a Joint Operating License Agreement with HHLV Management Company, LLC, an affiliate of Harrah's Entertainment, Inc., certain operational milestones were achieved. Harrah's claimed it had met the milestones, however we disputed such claim. On June 11, 2009, we settled this dispute by finalizing a previous agreement in principle and paid HHLV Management Company approximately $0.7 million, which represented $1.75 million of purchase price adjustment less approximately $1.1 million for other amounts HHLV Management Company owed us. This settlement resulted in an adjustment to previously recorded amounts and a charge to discontinued operations of approximately $0.4 million.

Also in connection with our original acquisition of Binion's on March 11, 2004, we provided limited guarantees, which reduce each month as rental payments are made on certain land leases, some of which expired in March 2008 and March 2009, and two of which remain in effect. The two remaining guarantees expire on March 31, 2010 and totaled approximately $394,000 at December 31, 2009. TLC remains obligated to use its reasonable best efforts to assist us in obtaining releases of these guarantees, to pay the rent underlying the leases we guaranty on a timely basis, and to indemnify us in the event we are required to pay the land lease obligations pursuant to the guarantees.

Since July 2009, TLC has paid only a portion of total monthly rent with respect to one of the leases we guarantee. Upon the demand of the landlord that we make monthly payments pursuant to our guarantee, we paid the amounts demanded (approximately $724,000 in the aggregate through March 15, 2010), thus curing the events of default. We have demanded reimbursement from TLC, and on August 5, 2009 commenced legal action for indemnification pursuant to the Stock Purchase Agreement. On October 27, 2009, we reached a settlement with TLC whereby TLC agreed to confess judgment as to amounts we paid and amounts that may be paid by us through the expiration of the guarantees, certain legal fees and interest at the rate of 10% on amounts actually paid by us with respect to the rental payments. We agreed to forbear from enforcing the judgment for two years, provided however that the forbearance will terminate under certain conditions, including if TLC fails to timely make any of the agreed payments or there is a change in control of TLC. During the forbearance period, TLC is also obligated to make payments in partial satisfaction of the judgment in the event TLC raises any capital through debt or equity.

During the year ended December 31, 2009, we incurred a pre-tax loss on discontinued operations of approximately $1.2 million. During 2008, we incurred a pre-tax loss on discontinued operations in the amount of $2.4 million (inclusive of the additional loss on the sale of $0.9 million).

Cash Flows

Net cash provided by operating activities approximated $42.3 million during 2010 compared to $37.8 million during 2009. Current year non-cash expenses included $35.3 million of depreciation and amortization. In 2009, operating activities included $34.7 million of depreciation and amortization, $11.9 million of impairment losses and $3.1 million in write-offs of deferred financing and other fees resulting from modifications and extinguishment of long-term debt. Included in cash flows from operating activities for 2010 was $12,000 used in discontinued operations compared to $0.4 million used in discontinued operations for 2009.

Net cash used in investing activities was $24.2 million during 2010, comprised primarily of the payment of the Pennsylvania table games license fee of $16.5 million and capital expenditures of $16.4 million, offset by the reimbursement of capital expenditures from the West Virginia Racing Commission of $5.2 million and proceeds from the sale of property of $1.4 million. During 2009, net cash used in investing activities was $11.2 million, comprised primarily of capital expenditures of $12.2 million.

Net cash used in financing activities was $9.0 million during 2010 compared to $10.9 million during 2009. Financing activities for 2010 included the receipt of proceeds of $10.0 million from the Credit Facility entered into on March 18, 2010, which was subsequently repaid on September 24, 2010, and proceeds of $0.7 million from equipment financing, offset by the payment of financing-related costs of $2.1 million and principal payments on long-term obligations aggregating $7.6 million. Financing activities for 2009 included the receipt of net proceeds of $247.7 million from the issuance of our Senior Secured Notes which, together with cash on hand, were utilized to repurchase our Senior Unsecured Notes for $130.7 million, repay amounts outstanding of $100.2 million under our former senior secured revolving credit facility and pay various financing costs aggregating $14.0 million. Other principal payments on long-term obligations aggregated $26.3 million in 2009.

Inflation

We do not believe that inflation has had a significant impact on our revenues, results of operations or cash flows since inception.

Liquidity and Sources of Capital

We had working capital of $28.8 million as of December 31, 2010, and our unrestricted cash balance amounted to $53.8 million. At December 31, 2009, the balances in bank accounts owned by Mountaineer's horsemen, but to which we contribute funds for racing purses, exceeded our purse payment obligations by $2.1 million. This amount is available for payment of future purse obligations at our discretion and in accordance with the terms of Mountaineer's agreement with the Horsemen's Benevolent & Protective Association ("HBPA").

On March 18, 2010, the Company and Mountaineer Park, Inc., Presque Isle Downs, Inc. and Scioto Downs, Inc. (each a wholly-owned subsidiary of the Company) and Aladdin Credit Advisors, L.P., as administrative agent, entered into a Credit Agreement (the "Credit Agreement") which provides for a $20.0 million senior secured delayed-draw term loan credit facility (the "Credit Facility"), $10.0 million of which was drawn by the Company and subsequently repaid in September 2010. The Credit Agreement and related Credit Facility replaced our former Amended and Restated Credit Facility, which was undrawn, except for letters of credit aggregating $0.4 million, and would have matured on March 31, 2010. In connection with the termination of our former Amended and Restated Credit Facility, the outstanding letters of credit remained outstanding but were cash collateralized.

The Credit Facility matures on the third year anniversary of the closing date. The purpose of the Credit Facility is to finance (i) ongoing working capital and general corporate needs of the Company and its subsidiaries and (ii) capital expenditures. Security for the Credit Facility includes substantially all of the real, personal and mixed property owned by the Company and its subsidiaries that are party to the Credit Agreement, including the capital stock of Mountaineer Park, Inc. and Scioto Downs, Inc., other than assets that may not be pledged pursuant to applicable gaming laws. Borrowings under the Credit Facility bear interest at a rate equal to LIBOR plus 7.00% per annum (with a LIBOR floor of 2.50% per annum) or based on the prime rate plus 6.00% per annum (with a prime rate floor of 3.50% per annum). The Credit Agreement contains customary covenants limiting, among other things, our ability and the ability of our subsidiaries (other than our unrestricted subsidiaries as defined) to pay dividends, redeem stock or make other distributions or restricted payments; incur additional indebtedness or issue preferred shares; make certain investments; create liens; consolidate or merge; sell or otherwise transfer or dispose of assets; enter into sale-leaseback transactions; enter into transactions with affiliates of the Company; use the proceeds of permitted sales of our assets; and change our line of business. These covenants are subject to a number of exceptions and qualifications as set forth in the Credit Agreement.

We are also required to maintain a maximum leverage ratio ranging from 7.00:1.00 to 4.50:1.00 per quarter, a minimum interest coverage ratio ranging from 1.10:1.00 to 1.50:1.00 per quarter and a minimum consolidated EBITDA covenant ranging from $54.0 million to $65.0 million per annum. In addition, we are restricted from making capital expenditures in excess of (i) $32.0 million in 2010; (ii) $23.0 million in 2011 and 2012; and (iii) $5.6 million in the first quarter of 2013, plus 50% of the amount not previously expended in the immediately prior year. The Company remains in compliance with the covenants as of December 31, 2010.

A payment default or an acceleration of indebtedness in excess of $10 million would give rise to an event of default under the indentures governing the Senior Secured Notes and the Senior Subordinated Notes which would entitle the holders of the notes to exercise the remedies provided in the indentures, subject to the restrictions set forth in the inter-creditor agreement between the Company, note holders and lenders participating in the Credit Facility.

Obligations under the Credit Facility are guaranteed by each of our operating subsidiaries. Borrowings under the Credit Facility and the subsidiary guarantees are secured by substantially all of our assets and the assets of the subsidiary guarantors. Future subsidiaries will be required to enter into similar pledge agreements and guarantees.

On September 24, 2010, we repaid the total amount of the $10.0 million outstanding under the Credit Facility. In connection with the repayment, we executed Amendment No. 1 to the Credit Agreement (the "Amendment") to permit the re-borrowing of the $10.0 million that was repaid. In conjunction with the repayment and Amendment, we were required to pay a $100,000 prepayment fee and a $300,000 amendment fee.

The Amendment also provides that future borrowings must be made in minimum amounts of $5.0 million with integral multiples of $1.0 million in excess of that amount, and that prepayment premiums will be increased from 1% to 3% of the prepaid principal amount if prepayment occurs before the first anniversary of the Amendment. The Amendment did not change the maturity date of March 18, 2013.

Currently, our borrowing capacity under the Credit Facility is limited to a total of $20 million, and the Credit Facility matures on March 18, 2013. The term loan commitment under the Credit Agreement was eliminated in the Amendment. Mandatory commitment or prepayment reductions shall result from net asset sale proceeds (as defined) and insurance/condemnation proceeds to the extent either such proceeds amounts are not reinvested in the business; proceeds from the issuance of equity securities other than capital stock issued pursuant to employee stock or stock option compensation plans or proceeds which shall be utilized in connection with the construction of a future gaming facility at Scioto Downs; issuance of debt other than permitted indebtedness; and 50% of consolidated excess cash flow (as defined) provided that such prepayment would not cause the aggregate amount of our cash and cash equivalents to be less than $25.0 million. Permitted indebtedness under the Credit Agreement includes furniture and equipment financing provided that the aggregate principal amounts of such indebtedness outstanding at any time shall not exceed $15.0 million; other unsecured indebtedness at any time not to exceed $5.0 million; and other indebtedness to finance the acquisition, development or construction of any future gaming property provided that (i) such indebtedness shall be unsecured and subordinated to the Credit Facility (ii) no part of the principal or interest of such indebtedness is required to be paid prior to six months after the maturity date of the Credit Facility and (iii) upon the incurrence of such indebtedness and after giving pro forma effect thereto there shall be no default or event of default and that we shall be in pro forma compliance with the financial covenants.

Our $125 million in aggregate principal amount of 9% Senior Subordinated Notes mature on June 1, 2012. At maturity, the entire principal amount of our Senior Subordinated Notes, together with unpaid interest thereon, will become due and payable and we will be required to borrow funds to satisfy our obligations with respect to the Senior Subordinated Notes. If we are unable to obtain sufficient financing to repay our obligations with respect to the Senior Subordinated Notes, the holders thereof will be entitled to exercise the remedies provided in the indenture governing the Senior Subordinated Notes. Our failure to pay our obligations with respect to the Senior Subordinated Notes would also constitute an event of default under the indenture governing our Senior Secured Notes, which would entitle the holders of the Senior Secured Notes to accelerate our obligations with respect to the Senior Secured Notes and exercise the remedies provided in the indenture and security documents relating to the Senior Secured Notes. However, as a result of the potential impact on Mountaineer and Presque Isle Downs' operations from increased competition resulting from slot gaming in Ohio and uncertainties that may remain or develop in the capital and credit markets, and without the continued and sustained improvements in such financial markets, we cannot assure you that we will be able to obtain financing to repay amounts due on the Senior Subordinated Notes on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all. If we are unable to refinance our Senior Subordinated Notes by June 1, 2012, it would have a material adverse effect on our consolidated financial position and would raise serious doubts as to our ability to continue as a going concern.

We are currently evaluating our financing options and are in discussions with our advisors. Amounts outstanding under our Senior Subordinated Notes will be classified to "current obligations" for financial reporting purposes at June 30, 2011. In the event our Senior Subordinated Notes are classified as a current obligation and we are unable to demonstrate our ability to refinance such amounts by the time of the filing of our Annual Report on Form 10-K for the year ending December 31, 2011, it would affect our independent registered public accounting firm's assessment of our ability to continue as a going concern and would have a material adverse effect on our consolidated financial position and would raise substantial doubt as to our ability to continue as a going concern. A going concern emphasis in the audit opinion could cause our senior secured lenders to declare a default and accelerate the debt, which in turn, would constitute an event of default under the indentures governing our Senior Secured Notes and Senior Subordinated Notes.

Our $260 million 12.625% Senior Secured Notes will mature on July 15, 2014, with interest payable semi-annually on January 15 and July 15 of each year. On or after July 15, 2011, we may redeem some or all of the Senior Secured Notes at any time at redemption prices that will decrease from 106.313% for redemptions after July 15, 2011 to 103.156% after July 15, 2012 to 100% after July 15, 2013. In addition, if we experience certain change of control events (as defined in the indenture governing the Senior Secured Notes), we must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest. The Senior Secured Notes (and our Senior Subordinated Notes) are jointly and severally, fully and unconditionally guaranteed by each of our present subsidiaries consisting of Mountaineer Park, Inc., Presque Isle Downs, Inc. and Scioto Downs, Inc., as well as future subsidiaries, other than our immaterial subsidiaries, our unrestricted subsidiaries (as defined in the indenture governing the Senior Secured Notes) and Speakeasy Gaming of Las Vegas, Inc., MTR-Harness, Inc. and Jackson Racing, Inc. The Senior Secured Notes and the subsidiary guarantees are secured on a second priority basis (subject to permitted prior liens including borrowings under the Credit Facility discussed above) by a security interest in substantially all of the assets (other than excluded assets, including capital stock of our subsidiaries, cash and deposit accounts, certain real property, gaming licenses and certain gaming equipment that cannot be pledged pursuant to applicable law) of the Company and the guarantors. The originally issued Senior Secured Notes were exchanged for equivalent registered securities on March 18, 2010.

The indentures governing the Senior Secured Notes and Senior Subordinated Notes permit equipment financing for existing gaming facilities outstanding at any one time of up to the greater of $20 million or 4.5% of consolidated tangible assets (as defined) of the Company. The indentures also permit (i) financing under credit agreements of up to $20 million and (ii) equipment financing for gaming equipment to be installed in future gaming facilities or for additional gaming operations as a result of the approval of additional permitted gaming activities by applicable gaming authorities. However, additional borrowings, including amounts permitted under the indentures, are limited by the terms of the Credit Agreement (as discussed above). In order to borrow amounts in excess of the debt permitted to be incurred under the indentures governing the Senior Secured Notes and Senior Subordinated Notes and our Credit Agreement, we must either satisfy the debt incurrence tests provided by the indentures, obtain the prior consents of the holders of at least a majority in aggregate principal amount of those notes and the consent of the lenders under our Credit Agreement, or obtain a sufficient amount of financing to refinance the Senior Secured Notes, the Senior Subordinated Notes and indebtedness outstanding under our Credit Facility, if any. While the indentures for the Senior Secured Notes and the Senior Subordinated Notes will allow us to incur indebtedness to fund development of future gaming operations, like slot gaming at Scioto Downs, the indentures governing those notes require us to obtain equity financing in the amount of 40% and 50%, respectively, of the total financed costs in excess of the permitted indebtedness.

At December 31, 2010, we had total debt in aggregate principal amount of $378.1 million (net of discounts), of which $253.1 million in aggregate principal amount is secured. There were no borrowings under our Credit Facility and cash collateralized letters of credit for approximately $0.2 million remain outstanding. During the 2010, we purchased 50 slot machines at an aggregate $0.7 million utilizing two-year vendor repayment terms with no interest.

Our substantial debt and the terms of such debt, as described in the immediately foregoing paragraphs and elsewhere throughout this report, could have significant effects on our business. See "Part I, Item 1A. Risk Factors—Risks Related to Our Capital Structure" which is included elsewhere in this report.

Furthermore, commencing in the second quarter of 2008 and until the Senior Subordinated Notes are no longer outstanding, we are required to pay consent fees of $5.00 per $1,000 of principal to the holders of our Senior Subordinated Notes if we do not satisfy certain quarterly financial ratios. We have not met these ratios and therefore recorded additional expense of $2.5 million for the year ended December 31, 2010. We also anticipate that we will have to pay these fees into 2011 depending upon the level of our outstanding debt.

During 2010, Mountaineer sold certain non-operating real property holdings including 194 acres of land for $166,000, after closing costs, which resulted in a loss of approximately $41,000. In addition, Presque Isle Downs sold three acres of non-operating real property land holdings associated with the 14.3 acre, off-track wagering facility which was purchased in July 2007. The net proceeds on the sale were approximately $1.2 million, after closing costs, which resulted in a gain on the sale in the amount of $76,000.

During 2010, we sold or disposed of various gaming and maintenance equipment. In the aggregate, the sales of such equipment produced net proceeds of the $0.3 million and resulted in a loss on the sale or disposal of equipment of approximately $0.1 million.

In June 2010, we received federal income tax refunds of approximately $8.9 million resulting from the carryback of 2009 net operating losses to prior periods. We do not anticipate any such refunds in 2011.

The following table provides a summary of our debt obligations, capital lease obligations, operating lease payments, deferred compensation arrangements and certain other material purchase obligations as of December 31, 2010 for continuing operations. This table excludes other obligations that we may have, such as pension obligations.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(in millions)		
Contractual cash obligations:					
Long-term debt obligations(1)	$386.9	$ 1.3	$125.6	$260.0	$ —
Operating leases(2)	2.8	1.4	1.3	0.1	—
Capital expenditures(3)	0.7	0.7	—	—	—
Gaming license fees(4)	12.5	2.5	5.0	5.0	See note (4)
Purchase and other contractual obligations	2.8	2.0	0.7	0.1	—
Minimum purse obligations(5)	50.4	25.2	25.2	—	—
Employment agreements(6)	7.2	3.1	3.5	0.6	—
Total	$463.3	$36.2	$161.3	$265.8	$ —

(1) These amounts, exclusive of the interest component, are included in our consolidated balance sheets, which are included elsewhere in this report. See Note 7 to our consolidated financial statements for additional information about our debt and related matters.

(2) Our operating lease obligations are described in Note 8 to our consolidated financial statements.

(3) This amount relates principally to capital expenditures needed to comply with environmental requirements (principally Concentrated Animal Feeding Operations, or CAFO).

(4) Includes an annual table gaming license fee of $2.5 million for Mountaineer which is due on July 1st of each year as long as Mountaineer operates table games.

(5) Pursuant to an agreement with the Mountaineer Park Horsemen's Benevolent and Protective Association, Inc. and/or in accordance with the West Virginia racing statute, Mountaineer is required to utilize its best efforts to conduct racing for a minimum of 210 days and pay average daily minimum purses established by Mountaineer prior to the first live racing date each year ($120,000 for 2011) for the term of the agreement which expires on December 31, 2012.

(6) Includes base salaries, guaranteed payments and annual targeted incentive amounts.

Capital Expenditures

During the year ended December 31, 2010, additions to property and equipment and other capital projects aggregated $16.4 million. Expenditures included approximately $4.0 million related to environmental control facilities, specifically Concentrated Animal Feeding Operations ("CAFO"), $1.7 million related to new slot machines and theme conversions at Mountaineer, $7.7 million and $1.8 million related to the table gaming expansion and new slot machines and theme conversions, respectively, at Presque Isle Downs, and $1.3 in other equipment and renovations.

Through December 31, 2010, we have been reimbursed approximately $4.0 million of our 2010 CAFO expenditures from funds provided by the West Virginia Racing Commission. Such reimbursement has been accounted for as a reduction of the cost of CAFO expenditures. In addition, we also received approximately $1.2 million from the West Virginia Racing Commission for reimbursement of capital expenditures that were incurred in prior years. These amounts have also been reflected as a reduction of the applicable acquisition costs which resulted in corresponding adjustments to depreciation expense. Such adjustments did not have a material impact on our consolidated financial statements. Future reimbursements from the West Virginia Racing Commission are subject to the availability of racing funds.

Expenditures for the table games expansion at Presque Isle Downs totaled approximately $23 million (which is net of a $3.5 million deposit returned to the Company by the Commonwealth of Pennsylvania) including capital expenditures of approximately $7.7 million, a licensing fee of $16.5 million and $1.4 million in project-opening costs.

We anticipate spending up to a total of approximately $13.5 million during 2011 on capital expenditures, exclusive of amounts relating to any slot gaming expansion at Scioto Downs. Expenditures for 2011 are expected to include $4.5 million for slot machines and theme conversions at Mountaineer, $3.8 million for slot machines and theme conversions at Presque Isle Downs, and $1.2 million to construct two new barns at Presque Isle Downs, pursuant to an agreement with the Pennsylvania Racing Commission.

In addition, has been passed by the West Virginia legislature (and is awaiting signature by the Governor of West Virginia) that would permit utilization of a portion of the current 4% administrative fee (that is part of the gaming taxes currently paid to the West Virginia Lottery Commission) for a capital reinvestment fund for racetrack capital improvements having a useful life of three years or more (including equipment and video lottery terminals).

Commitments and Contingencies

On July 13, 2009, the former Governor of Ohio signed an executive order directing the Ohio Lottery to take action to implement, and the Ohio legislature approved a budget bill which included language to enable, video lottery terminals ("VLTs") at Ohio's seven commercial horse tracks, including Scioto Downs. However, despite the efforts by the former Governor, the legislature and the Ohio Lottery Commission, legal and other challenges prohibited Ohio from moving forward with permitting slot gaming or video lottery terminals at the racetracks prior to the November 2010 election. On November 2, 2010, voters in Ohio elected a new Governor and a significant number of new members to the legislature. Although there have not been any developments in finalizing the regulations by the newly elected Governor of Ohio or its legislature, we believe that the implementation of slot gaming or VLTs at racetracks in Ohio will move forward. Several key legislators have indicated their support for gaming activities at racetracks and the new Governor of Ohio has indicated that he is considering implementation of slots at the racetracks, although he has also indicated that he would like to evaluate such gaming activities as part of a comprehensive analysis of gambling in Ohio. In February 2011, the State of Ohio issued a *Request for Proposal* for assistance in helping the State maximize revenue from expanded gaming operations, particularly casinos and VLT operations. We believe that implementing slots or VLTs at the racetracks will move forward although there can be no assurance that it will move forward or, if it does, when or on what terms such gaming activities will be conducted.

The 2009 Ohio legislation enabling video lottery was also subject to two lawsuits filed in 2009. These lawsuits were dismissed in October 2009; however each of these lawsuits may be refiled.

On November 3, 2009, the voters of Ohio approved a proposal for a casino to be located in each of Cleveland, Cincinnati, Toledo, and Columbus. A casino in Cleveland will increase competition at both Mountaineer Casino and Presque Isle Downs commencing approximately in 2013 unless a temporary facility as currently being discussed opens earlier. A casino in Columbus will increase competition at Scioto Downs. We intend to be proactive in our efforts to mitigate the effects of such competition, including continuing our efforts to introduce gaming at Scioto Downs as previously proposed, maximizing benefits of table gaming operations at Presque Isle Downs, continuing to provide first-class customer service at all of our facilities, and continuing to manage and reduce our costs.

Even if gaming is permitted at Scioto Downs following the resolution of Ohio's ability to move forward with a plan to permit slot machines at the racetracks, the passage of the referendum permitting casino gaming may materially and adversely affect our ability to obtain financing to pay the license fees and otherwise make necessary investments at Scioto Downs to permit gaming and comply with the conditions to licensing. Additionally, tax rates on the revenue from such casinos could be substantially lower than the tax rates that may be imposed on video lottery at the racetracks, resulting in a competitive advantage for the casinos. Such new competition may have a material adverse effect on our business, financial condition and results of operations. See "Part I, Item 1A. Risk Factors—Risks Related to Our Business—*We face significant competition from other gaming and racing facilities, and increased competition could have a material adverse effect on us; recent passage of a referendum authorizing four casinos in Ohio will create significant new competition*" which is included elsewhere in this report. We intend to lobby for lower licensing fees and comparable tax rates in light of the anticipated competition from casinos authorized by the November 3, 2009 referendum, but we cannot assure you that we will be successful. We believe that approval of slot or video lottery gaming at Ohio racetracks will positively impact our business prospects and financial condition because we expect that slot or video lottery gaming at Scioto Downs will, if approved, increase our revenues and operating margins at that property. If slot or video lottery gaming are permitted at Ohio racetracks, we expect to expand and construct a slot machine casino at Scioto Downs and purchase or lease the necessary video lottery terminals, which will require additional debt and equity financing that may not be available on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all. See "Part I, Item 1A. Risk Factors—Risks Related to Our Capital Structure—*The indenture governing our*

Senior Secured and Senior Subordinated Notes and our other debt agreements contain covenants that significantly restrict our operations and our ability to incur debt" and "—Risks Related to Our Business—*The future of slot gaming and video lottery at Scioto Downs is uncertain,*" both of which are included elsewhere in this report.

In addition, the conditions applicable to slot gaming at Ohio racetracks are expected to require, if approved, the payment of a license fee, an investment in the gaming facilities including the purchase or lease of the video lottery terminals and a requirement that the State of Ohio retain a yet undetermined portion of the revenues from video lottery terminals. We may also be required to share a portion of our revenues with horse owners and trainers at Scioto Downs. Until such time as regulations are proposed and acted upon, it is unclear as to the impact of such conditions on gaming operations at the racetracks. Accordingly, even if slot gaming is approved at Scioto Downs, we cannot assure you that the revenues generated from slot gaming at Scioto Downs will yield an adequate return on our investment or that we will be able to operate slot gaming at Scioto Downs profitably because of the significant investment required and the retention of revenues by the State of Ohio. Finally, we will require additional financing to, among other things, pay required license fees and fund the expansion and improvement of the Scioto Downs facilities to comply with licensing requirements and accommodate casino gaming.

We have agreed in principle to contract terms to engage a real estate broker (although an agreement has not yet been finalized), and correspondingly reviewed our non-operating real property land holdings to determine which properties should be considered for sale. Properties that are to be disposed of or considered held for sale were reviewed to determine if an impairment in value was indicated based upon fair value estimates as determined by independent appraisal. Impairment was measured based on a comparison of the carrying value of the property to its fair value less costs of disposal. As discussed in Note 4 to our consolidated financial statements included elsewhere in this report, we recorded aggregated impairment charges of approximately $10.4 million at December 31, 2009. Based on the 2010 independent appraisal, we determined that no adjustments were necessary at December 31, 2010.

In connection with our original acquisition of Binion's on March 11, 2004, we provided limited guarantees on certain land leases. The guarantees expired in March 2010. Since July 2009, TLC Casino Enterprises, Inc. ("TLC"), who acquired Binion's from us on March 7, 2008, paid only a portion of total monthly rent with respect to one of the leases we guaranteed. Upon the demand of the landlord that we make monthly payments pursuant to our guarantee, we paid the amounts demanded (approximately $705,000 in the aggregate through March 2010), thus curing the events of default. We demanded reimbursement from TLC, and commenced legal action for indemnification pursuant to the Stock Purchase Agreement. On October 27, 2009, we reached a settlement with TLC whereby TLC agreed to confess judgment as to amounts we paid and amounts that may be paid by us through the expiration of the guarantees, certain legal fees and interest at the rate of 10% on amounts actually paid by us with respect to the rental payments. We agreed to forbear from enforcing the judgment for two years, provided however that the forbearance will terminate under certain conditions, including if TLC fails to timely make any of the agreed payments or there is a change in control of TLC. During the forbearance period, TLC is also obligated to make payments in partial satisfaction of the judgment in the event TLC raises any capital through debt or equity. Through December 31, 2010, TLC has reimbursed us $25,000 for legal fees that we had incurred in connection with our collection efforts.

Upon commencement of slot operations at Presque Isle Downs, Presque Isle Downs was required to make deposits in the aggregate amount of $5.0 million to establish accounts with the Commonwealth of Pennsylvania. In January 2010, in conjunction with the table games legislation, the Commonwealth of Pennsylvania returned $3.5 million of the deposit to us. Additionally on March 13, 2007, the Pennsylvania Gaming Control Board (the "PGCB") advised Presque Isle Downs that it would receive a one-time assessment of $0.8 million required of each slot machine licensee after commencement of gaming operations. The assessment was paid and represented a prepayment toward the total borrowings of the PGCB, the Pennsylvania Department of Revenue and the Pennsylvania State Police (collectively "the borrowers"), required to fund the costs they incurred as a result of gaming operations. Based upon correspondence we received from the Pennsylvania Department of Revenue and discussions with the PGCB that additional assessments would be likely, the total prepayment by Presque Isle Downs of $0.8 million was recognized as a gaming assessment and charged to expense during the third quarter of 2010. The Pennsylvania Department of Revenue will assess all licensees, including Presque Isle Downs, their proportionate share of the total borrowings incurred by the borrowers as a result of gaming operations once the designated number of Pennsylvania's slot machine licensees is operational. For a portion of the borrowings, the repayment is to begin after the eleventh facility opens while repayment of the balance will commence after all fourteen licensees are operational. Until such time as the required slot machine licensees are operational, the proportional shares of repayment are calculated and the repayment periods are ascertained, we cannot determine the amount of such future obligation. It is anticipated that such repayment period will be between five and ten years.

In October 2004, we acquired 229 acres of real property, known as the International Paper site, as an alternative site to build Presque Isle Downs. In October 2005, we sold all but approximately 24 acres of this site for $4.0 million to the Greater Erie Industrial Development Corporation, a private, not-for-profit entity that is managed by the municipality (the "GEIDC"). Although the sales agreement was subject to, among other things, our affirmative release (by International Paper Company and the Pennsylvania Department of Environmental Protection (the "PaDEP") from our obligations under the consent order (as discussed below), we waived this closing condition.

In connection with our acquisition of the International Paper site, we entered into a consent order and decree (the "Consent Order") with the PaDEP and International Paper insulating the company from liability for certain pre-existing contamination, subject to compliance with the Consent Order, which included a proposed environmental remediation plan for the site, which was tied specifically to the use of the property as a racetrack. The proposed environmental remediation plan in the Consent Order was based upon a "baseline environmental report" and management estimated that such remediation would be subsumed within the cost of developing the property as a racetrack. The racetrack was never developed. The GEIDC assumed primary responsibility for the remediation obligations under the Consent Order relating to the property they acquired (approximately 205 acres). The GEIDC has agreed to indemnify us for the breach of its obligations under the Consent Order. However, we have been advised by the PaDEP that we have not been released from liability and responsibility under the Consent Order. The GEIDC has begun the necessary remediation activities. A revised estimate of the remaining remediation costs cannot be determined at this time. We also purchased an Environmental Risk Insurance Policy in the amount of $10 million expiring in 2014 with respect to the property.

The GEIDC has claimed that Presque Isle Downs is obligated to supply approximately 50,500 cubic yards of "clean fill dirt" for the parcel of land of the International Paper site that was previously sold to the GEIDC. Presque Isle Downs has taken the position that it has no such obligation because (i) any such requirement contained in the sales agreement was merged into the deed delivered at the time of the sale; and (ii) the GEIDC had expressly waived this requirement.

We are faced with certain contingencies involving litigation and environmental remediation and compliance. These commitments and contingencies are discussed in greater detail in "Part I, Item 3. Legal Proceedings" and Note 8 to our consolidated financial statements, both of which are included elsewhere in this report. In addition, new competition may have a material adverse effect on our revenues, and could have a similar adverse effect on our liquidity. See "Part I, Item 1A. Risk Factors—Risks Related to Our Business" which is included elsewhere in this report.

Our level of indebtedness, the need to refinance our Senior Subordinated Notes by June 1, 2012, and our working capital present risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on our indebtedness when due; that we may not be able to refinance our Senior Subordinated Notes on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all; and that we may not be able to meet tests and covenants of such debt agreements and achieve satisfactory resolution of such non-compliance with the lenders. In such an event, the holders of our indebtedness may be able to declare all indebtedness owing to them to be due and payable immediately, and proceed against any collateral securing such indebtedness. These actions could limit our ability to borrow additional funds and would likely have a material adverse effect on our business and results of operations. Debt rating downgrades do not impact the terms of borrowings under our Credit Agreement, the Senior Secured Notes or the Senior Subordinated Notes. However, a debt rating downgrade could impact the terms of and our ability to refinance existing debt or to obtain new financing, particularly in light of the downturn in the national and worldwide economies and the current state of the credit markets. Additionally, changes in the regulatory environment or restriction on or prohibition of our gaming or racing operations, whether arising out of legislation or litigation, could have a material adverse effect on our liquidity. See "Part I, Item 1A. Risk Factors—Risks Related to Our Business" which is included elsewhere in this report.

We believe that our cash balances on hand, cash flow from operations, extended payment terms from gaming equipment vendors, availability under permitted equipment financing and availability under the Credit Facility and any proceeds from the sale of non-core assets will be sufficient to fund our liquidity needs, including any capital required to fund maturing debt obligations, any other contemplated capital expenditures and short-term funding requirements for the next twelve months, with the exception of amounts required for the licensing and construction of a video lottery facility at Scioto Downs if permitted by law. We cannot assure you that estimates of our liquidity needs are accurate or that new business developments or other unforeseen events will not occur. If any of these events occur, it could result in the need to raise additional funds and increased difficulties with respect to our ability to raise such funds. See "Part I, Item 1A. Risk Factors—Risks Related to Our Business and—Risks Related to Our Capital Structure," both of which are included elsewhere in this report.

We will require additional financing to pay required license fees and fund the expansion and improvement of the Scioto Downs facilities to comply with licensing requirements and accommodate video lottery gaming if it is ultimately successful. The indenture governing our Senior Secured Notes, the indenture governing our Senior Subordinated Notes and our Credit Agreement limit our ability to incur additional indebtedness and pay the required license fees. As such, we would be required to seek the consent of the lenders under our Credit Agreement to incur the indebtedness necessary to fund our cash needs in connection with commencing slot gaming at Scioto Downs and to sell equity securities without repaying amounts outstanding under the Credit Facility. We cannot assure you that such lenders would grant the necessary consents. While the indentures for the Senior Secured Notes and the Senior Subordinated Notes will allow us to incur indebtedness to fund development of future gaming operations, like slot gaming at Scioto Downs, the indentures governing those notes require us to obtain equity financing in the amount of 40% and 50%, respectively, of the total financed costs in excess of the permitted indebtedness. We cannot assure you that we will be able to obtain the necessary debt or equity financing on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all.

If we are unable to generate sufficient cash flow in the future, we may be unable to fund our operations or satisfy our debt obligations. Further, if we are unable to raise additional capital, we may be unable to make timely payments toward license fees and other required expenditures if video gaming at Ohio racetracks is permitted, which could have a material adverse effect on our liquidity position, business, financial condition and results of operations.

On August 5, 2010, our stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the total number of shares of common stock which the Company will have authority to issue from 50,000,000 shares to 100,000,000 shares, par value $0.00001 per share. On August 5, 2010, the stockholders did not approve the proposal to amend the Company's Restated Certificate of Incorporation to authorize the issuance of 10,000,000 shares of preferred stock. Accordingly, the amendment which is included as *Appendix A* to our Proxy Statement filed with the Securities and Exchange Commission on June 25, 2010, was revised prior to filing with the Delaware Secretary of State.

Bond Requirements. Mountaineer is required to maintain bonds in the aggregate amount of $1.2 million for the benefit of the West Virginia Lottery Commission through June 30, 2011, and Presque Isle Downs is required to maintain a slot machine payment bond for the benefit of the Commonwealth of Pennsylvania in the amount of $1.0 million. In addition, Presque Isle Downs is also required to maintain bonds in the amounts of $544,000 and $500,000 for the benefit of Summit Township, Pennsylvania and the United States, respectively, for environmental matters. The bonding requirements have been satisfied via the issuance of a surety bonds.

Employment, Consulting and Deferred Compensation Agreements. We have entered into employment agreements with our executive officers, other members of management and certain key employees. These agreements generally have two- or three-year terms and typically indicate a base salary and often contain provisions for participation in the Company's annual and long-term incentive plans. The executives and certain other members of management are also entitled to severance payments if terminated without "cause" or upon voluntary termination of employment for "good reason" including following a "change of control" (as these terms are defined in the employment agreements).

On September 28, 2010, Robert F. Griffin tendered his resignation as the Company's President and Chief Executive Officer and as a member of the Board of Directors of the Company. Based on the provisions in his employment agreement, he was entitled to unpaid compensation of $0.1 million and bonus compensation of approximately $0.3 million, both of which were paid during the year ended December 31, 2010.

On September 29, 2010, David R. Hughes tendered his resignation as the Company's Corporate Executive Vice President and Chief Financial Officer of the Company and, pursuant to the terms of his employment agreement, terminated his employment for good reason based on the resignation of Robert F. Griffin as Chief Executive Officer. Based on the provisions in his employment agreement, he was entitled to severance of $1.0 million, of which $0.6 million will be paid in monthly installments over one year, and bonus compensation of $0.3 million. As of December 31, 2010, the amount of unpaid severance is approximately $0.5 million.

As a result of these resignations, approximately 300,000 unvested restricted stock units ("RSUs") were forfeited.

On January 21, 2011, Robert Norton was terminated without cause as the Company's Chief Operating Officer. Based on the provisions in his employment agreement, he is entitled to severance of approximately $134,000 which will generally be paid monthly installments through May 30, 2011, and bonus compenstion of approximately $161,000 which was paid in March 2011. In addition, Mr. Norton's RSUs of 125,000 and cash award of $93,500 vested and became non-forfeitable upon his termination, pursuant to the Restricted Stock and Cash Award Agreement dated January 22, 2010.

Regulation and Taxes. We are subject to extensive regulation by the State of West Virginia Racing and Lottery Commissions, the Pennsylvania Racing Commission and Gaming Authorities and the Ohio Racing Commission. Change in applicable laws or regulations could have a significant impact on our operations.

The gaming industry represents a significant source of tax revenues, particularly to the States of West Virginia and Pennsylvania and their counties and municipalities. We pay substantial taxes and fees with respect to our operations. From time to time, federal, state and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming and racing industry. Changes in the tax laws or administration of those laws, if adopted, could have a material adverse effect on our business, financial condition and results of operations. However, it is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. We believe that recorded tax balances are adequate.

Outstanding Options and Restricted Stock Units

On January 22, 2010, we amended certain of our stock incentive plans to provide for the grants of restricted stock units ("RSUs") and cash awards to key employees (including officers and directors) of or consultants to the Company, or its subsidiaries, as the Compensation Committee of the Company's Board of Directors may determine. Pursuant to the amended plans, on January 22, 2010, we granted a total of 520,000 RSUs and cash awards totaling $390,000 to executive officers and certain key employees.

On May 17, 2010, we granted 50,000 RSUs and a cash award of $37,500 to a key employee; on June 9, 2010, we granted a total of $75,000 RSUs to two executive officers; and on November 4, 2010, we granted 55,000 RSUs and a cash award of $52,250 to an executive officer, effective as of November 8, 2010. The RSUs and cash awards will generally vest in three equal annual installments beginning on the first anniversary of the date of grant. Vesting will be accelerated upon the consummation of a change of control of the Company (as defined), or upon other employee termination provisions (as defined).

As a result of the termination of a key employee during the first quarter of 2010, and of the resignation of two executive officers during the third quarter of 2010, unvested RSUs of 50,000 and 300,000, respectively, were forfeited.

On August 5, 2010, our stockholders approved the Company's 2010 Long-Term Incentive Plan (the "2010 Plan") which provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units and other equity and non-equity based awards to employees, officers and non-employee members of the Board. The total number of shares of common stock to be reserved for issuance under the 2010 Plan at the time of approval included (i) 511,800 shares that currently remain available for issuance under the prior plans; (ii) shares subject to awards granted under the prior plans that become forfeited, expired or otherwise terminated in accordance with the terms of the applicable plan, up to a maximum of 1,263,000 shares and; (iii) 2,000,000 additional shares in connection with the adoption of the 2010 Plan. Accordingly, the maximum number of shares issuable under the 2010 Plan is 3,774,800 (the sum of the previous amounts). Shares of common stock subject to awards granted under the 2010 Plan that become forfeited, expired, settled in cash or otherwise terminated without delivery of such shares will again be available for future awards under the 2010 Plan.

Pursuant to the 2010 Plan, on August 5, 2010 each of the Company's six non-employee directors were granted 30,000 RSUs. The grants of such RSUs were previously approved by the Board of Directors, pending the approval of the 2010 Plan by our stockholders. The RSUs vested immediately and will be delivered upon the date that is the earlier of termination of service on the Board of Directors or the consummation of a change of control of the Company.

On January 10, 2011, the Company granted, pursuant to the execution of an employment agreement with our new President and Chief Executive Officer, nonqualified stock options to purchase a total of 150,000 shares of the Company's common stock, one-third of which vested and became exercisable on the date of grant, and two-thirds of which will vest and become exercisable in equal installments on the first and second anniversaries of the effective date of the employment agreement, subject to continued employment with the Company as of each of the applicable vesting dates.

On January 21, 2011, as a result of the termination of an executive officer, 125,000 RSUs and a cash award of $93,500 vested and became non-forfeitable upon termination, pursuant to the Restricted Stock and Cash Award Agreement dated January 22, 2010.

On January 28, 2011, the Compensation Committee of the Board of Directors of the Company approved the grant of (i) nonqualified stock options to purchase a total of 340,500 shares of the Company's common stock; (ii) a total of 113,600 RSUs; and (iii) cash-based performance awards totaling $604,700 to executive officers and certain key employees under the Company's 2010 Plan. The stock options will vest and become exercisable in three equal installments in the amounts of 33% on each of the first and second anniversaries of the date of grant and 34% on the third anniversary of the date of grant. Further, all unvested options will fully vest and become exercisable immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change of control of the Company. The RSUs will vest and become non-forfeitable upon the third anniversary of the date of grant; and all unvested RSUs will vest immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change of control of the Company. The cash-based performance awards relate to the achievement of differing levels of performance (as defined) and are measured by the level of the Company's Corporate Free Cash Flow (as defined) over a one-year Performance Period, which is defined as the calendar year. The earned awards will vest and become payable at the end of the Vesting Period, defined as the two calendar year period following the Performance Period. The earned awards also vest immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change of control of the Company.

As of March 15, 2011, there were outstanding 486,933 RSUs and options to purchase 888,500 shares of our common stock. If all such stock options were exercised, we would receive proceeds of approximately $5.66 million. We utilize the treasury stock method in determining the dilutive effect of outstanding stock options and RSUs. Our basic earnings per share is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock options and RSUs utilizing the treasury stock method. Diluted earnings per share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of these occurrences.

Critical Accounting Policies

Our significant accounting policies are included in Note 2 to our consolidated financial statements which is included elsewhere in this report. These policies, along with the underlying assumptions and judgments made by our management in their application, have a significant impact on our consolidated financial statements. These judgments are subject to an inherent degree of uncertainty and actual results could differ from our estimates.

Revenue Recognition. Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons, and is recognized at the time wagers are made net of winning payouts to patrons. Pari-mutuel commissions consist of commissions earned from thoroughbred and harness racing, and importing of simulcast signals from other race tracks. Pari-mutuel commissions are recognized at the time wagers are made. Such commissions are a designated portion of the wagering handle as determined by state racing commissions, and are shown net of the taxes assessed by state and local agencies, as well as purses and other contractual amounts paid to horsemen associations. We recognize revenues from fees earned through the exporting of simulcast signals to other race tracks at the time wagers are made. Such fees are based upon a predetermined percentage of handle as contracted with the other race tracks. Revenues from food and beverage are recognized at the time of sale and revenues from lodging are recognized on the date of stay. Other revenues are recorded at the time services are rendered or sales are completed. We offer certain promotional allowances to our customers, including complimentary lodging, food and beverage, and promotional credits for free play on slot machines. The retail value of these promotional items is not recognized as revenues.

Impairment of Long-Lived Assets and Intangibles. We review the carrying value of our long-lived assets (including goodwill) whenever events or changes in circumstances indicate that such carrying values may not be recoverable annually. Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties. Fair value can be estimated utilizing a number of techniques including quoted market prices, prices for comparable assets, or other valuation processes involving estimates of cash flows, multiples of earnings or revenues. Management must make various assumptions and estimates when performing its impairment assessments, particularly as it relates to cash flows and asset performance. Cash flow estimates are, by their nature, subjective and actual results may differ materially from the estimates. Cash flow estimates include assumptions regarding factors such as recent and budgeted operating performance, net win per unit (revenue), patron visits, growth percentages, operating margins, and current regulatory, social and economic climates. These estimates could also be negatively impacted by changes in federal, state, or local regulations, economic downturns or developments, other market conditions affecting travel and access to the properties.

The fair value measurements employed for our impairment evaluations of goodwill and intangibles were generally based on a discounted cash flow approach and review of market data, which falls within Level 3 of the fair value hierarchy. In accordance with the requirements of ASC 350, *Intangibles—Goodwill and Other*, we performed the annual impairment tests of our goodwill and other intangible assets as of December 31, 2010 and 2009. For the year ended December 31, 2010, we determined that there was no impairment of goodwill or intangible assets based upon the results of the impairment evaluations. For the year ended December 31, 2009, as a result of the impact of anticipated increased competition, we recorded an impairment loss of $1.5 million that fully impaired the goodwill for Mountaineer.

Property and Equipment. Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major renewals and betterments that significantly extend the useful life of existing property and equipment are capitalized and depreciated, while expenditures for routine repairs and maintenance are expensed as incurred. We capitalize direct materials, labor and interest during construction periods. Gains or losses on the disposal of property and equipment are included in operating income. Depreciation, which includes amortization of assets under capital leases, if any, is computed using the straight-line method over their useful lives. We make judgments in determining the estimated useful lives and salvage values of assets. Property, equipment and other long-lived assets are assessed for impairment annually in accordance with ASC 360—*Property, Plant, and Equipment*. For assets to be disposed of, impairment is recognized based on the lower of carrying value or fair value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. Assets to be held and used are reviewed for impairment whenever indicators of impairment exist. The estimated future cash flows of the asset, on an undiscounted basis, are compared to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model (Level 3).

For undeveloped properties, including non-operating real properties, when indicators of impairment are present, properties are evaluated for impairment and losses are recorded when undiscounted cash flows estimated to be generated by an asset or market comparisons are less than the asset's carrying amount. The amount of the impairment loss is calculated as the excess of the asset's carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons. The fair value measurements employed for our impairment evaluations, which are subject to the assumptions and factors as previously discussed, were generally based on a review of comparable activities in the marketplace, which falls within Level 3 of the fair value hierarchy.

In 2010 and 2009, we had substantially all non-operating real properties appraised by an independent appraisal company. As a result, we adjusted the carrying values of the assets, recognizing losses in the aggregate amount of $10.4 million during the year ended December 31, 2009. Based upon the results of the 2010 appraisals, no adjustments to the carrying value of non-operating real property at Mountaineer or Presque Isle Downs were necessary for the year ended December 31, 2010. We do not anticipate that we will be able to sell the majority of these assets within the next twelve months. As such, these properties are not classified as held-for-sale as of December 31, 2010.

Frequent Players Program. We offer programs whereby our participating patrons can accumulate points for wagering that can be redeemed for credits for free play on slot machines, lodging, food and beverage, merchandise and in limited situations, cash. Based upon the estimated redemptions of frequent player program points, an estimated liability is established for the cost of redemption on earned but unredeemed points.

The estimated cost of redemption utilizes estimates and assumptions of the mix of the various product offerings for which the points will be redeemed and costs of such product offerings. Changes in the programs, membership levels and redemption patterns of our participating patrons can impact this liability. The aggregate outstanding liability for the frequent players program approximated $667,000 and $628,000 at December 31, 2010 and 2009, respectively.

Income Taxes. Income taxes are accounted for in accordance with ASC 740—*Income Taxes*. Under ASC 740, an asset and liability method is used whereby deferred tax assets and liabilities are determined based upon temporary differences between bases used for financial reporting and income taxes reporting purposes. Income taxes are provided based on the enacted tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance, when determined to be necessary, is provided for certain deferred tax assets if it is more likely than not that we will not realize tax assets through future operations. The assessment of a valuation allowance considers our tax planning alternatives, our experience with operating loss and tax credit carryforwards, projections of future profitability and the duration of statutory carryforward periods, among other matters. Based on our assessment, we have recorded valuation allowances of $5.3 million and $4.9 million at December 31, 2010 and 2009, respectively. The Company and its subsidiaries file a consolidated federal income tax return. We are no longer subject to federal and state income tax examinations for years before 2004.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting standards prescribe the minimum recognition threshold an uncertain tax position is required to meet before tax benefits associated with such uncertain tax positions are recognized in the financial statements. The standards also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Additionally, the standards require that amounts recognized in the balance sheet related to uncertain tax positions be classified as a current or noncurrent liability, based upon the expected timing of the payment to a taxing authority. Estimates of the potential outcome of uncertain tax positions are highly judgmental requiring assumptions about potential actions by taxing authorities. We believe we have adequately provided for any reasonable and foreseeable outcomes relating to uncertain tax matters.

Stock-Based Compensation. We account for stock-based compensation in accordance with ASC 718—*Compensation—Stock Compensation*. ASC 718 requires all share-based payments to employees, including grants of employee stock options and restricted stock units, to be recognized in the consolidated statement of operations based on their fair values and that compensation expense be recognized for awards over the requisite service period of the award or to an employee's eligible retirement date, if earlier. Determining the fair value of stock-based awards at the grant date requires judgment including estimating the expected term that stock options will be outstanding prior to exercise and the associated volatility. We used the simplified method for estimating expected option life and historic volatility for estimating volatility. During the years ended December 31, 2010 and 2009, we recorded stock-based compensation expense of $668,000 and $108,000, respectively.

Recently Issued Accounting Pronouncements

In April 2010, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update No. 2010-16, *Entertainment—Casinos (Topic 924): Accruals for Casino Jackpot Liabilities* ("ASU 2010-16"). ASU 2010-16 codifies the consensus reached in Emerging Issues Task Force Issue No. 09-F, "Casino Base Jackpot Liabilities." ASU 2010-16 amends the FASB Accounting Standards Codification™ to clarify that an entity should not accrue jackpot liabilities, or portions thereof, before a jackpot is won if the entity can legally avoid paying the jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. The guidance in this ASU applies to both base and progressive jackpots. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments should be applied by recording a cumulative-effect adjustment to opening retained earnings in the period of adoption. We have evaluated the requirements of ASU 2010-16 and implemented the guidance effective January 1, 2011. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In December 2010, the Financial Accounting Standards Board (the "FASB") issued ASU 2010-28—*When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* ("ASU 2010-28") which is effective for public companies with a fiscal year or interim period beginning after December 15, 2010. Early adoption is prohibited. ASU 2010-28 amends ASC 350-20 to modify Step 1 of the goodwill impairment analysis for reporting units with zero or negative carrying amounts. ASU 2010-28 indicates that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test when it is more likely than not that a goodwill impairment exits. We have evaluated the requirements of ASU 2010-28 and implemented the guidance effective January 1, 2011. We believe the impact of this guidance could result in all or a portion of our goodwill being impaired upon adoption.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to changes in interest rates primarily from our variable rate long-term debt arrangements. However, with the issuance of the fixed rate Senior Secured Notes in August and October 2009 and Senior Subordinated Notes in May 2006, our exposure to interest rate changes will be limited to amounts which may be outstanding under our Credit Facility (See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—*Liquidity and Sources of Capital*" which is included elsewhere in this report).

Depending upon the amounts outstanding under our Credit Facility a hypothetical 100 basis point (1%) change in interest rates would result in an annual interest expense change of up to approximately $200,000, assuming that the entire amount of borrowings permitted under the Credit Facility was outstanding.

At December 31, 2010, the fair value of amounts outstanding under our Credit Facility and other long-term debt approximates the carrying value, except for our Senior Secured Notes and Senior Subordinated Notes for which the fair value was determined based upon level 2 inputs (as defined by ASC 820, *Fair Value Measurements and Disclosures*) including quoted market prices and bond terms and conditions. The aggregate fair value of the Senior Secured Notes and Senior Subordinated Notes was $382.0 million at December 31, 2010.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements and accompanying footnotes are set forth on pages F-1 through F-45 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports that we file under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, evaluated and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010. They have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized, evaluated and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). There are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Accordingly, our internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation and assessed the effectiveness of our internal control over financial reporting as of December 31, 2010, based upon the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation and assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2010, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting. Ernst & Young LLP's attestation report on the Company's internal control over financial reporting is included in this Form 10-K.

Changes in Internal Controls

There were no significant changes in our internal control over financial reporting that occurred during the last fiscal quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MTR Gaming Group, Inc.

We have audited MTR Gaming Group, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). MTR Gaming Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting . Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MTR Gaming Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MTR Gaming Group, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010 of MTR Gaming Group, Inc. and our report dated March 16, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
March 16, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item is hereby incorporated by reference to our definitive Proxy Statement for our 2011 Annual Meeting of Stockholders (our "2011 Proxy Statement") to be filed with the Securities and Exchange Commission no later than May 2, 2011, pursuant to Regulation 14A under the Securities Act.

We have adopted a code of ethics and business conduct applicable to all directors and employees, including the chief executive officer, chief financial officer and principal accounting officer. The code of ethics and business conduct is posted on our website, http://www.mtrgaming.com (accessible through the "Corporate Governance" caption of the Investor Relations page) and a printed copy will be delivered on request by writing to the corporate secretary at MTR Gaming Group, Inc., c/o corporate secretary, P.O. 356, Chester, West Virginia, 26034. We intend to satisfy the disclosure requirement regarding certain amendments to, or waivers from, provisions of its code of ethics and business conduct by posting such information on our website.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is hereby incorporated by reference to our definitive Proxy Statement for our 2011 Annual Meeting of Stockholders (our "2011 Proxy Statement"), to be filed with the Securities and Exchange Commission no later than May 2, 2011, pursuant to Regulation 14A under the Securities Act.

ITEM 12. STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is hereby incorporated by reference to our 2011 Proxy Statement, to be filed with the Securities and Exchange Commission no later than May 2, 2011, pursuant to Regulation 14A under the Securities Act.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this Item is hereby incorporated by reference to our 2011 Proxy Statement, to be filed with the Securities and Exchange Commission no later than May 2, 2011, pursuant to Regulation 14A under the Securities Act.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item is hereby incorporated by reference to our 2011 Proxy Statement, to be filed with the Securities and Exchange Commission no later than May 2, 2011, pursuant to Regulation 14A under the Securities Act.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL SCHEDULES.

(a) Financial Statements (Included in Part II of this report):

Schedule II—Valuation Allowances for the years ended December 31, 2010, 2009, and 2008.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) Exhibits:

EXHIBIT NO.	ITEM TITLE
3.1	Restated Certificate of Incorporation for Winner's Entertainment, Inc. dated August, 17, 1993 (incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 1993).
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of MTR Gaming Group, Inc. dated August 5, 2010 (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 9, 2010).
3.3	Amended Bylaws (incorporated by reference to our Annual Report on Form 10-K filed on March 16, 2009).
3.4	Certificate of Amendment of Restated Certificate of Incorporation of Winner's Entertainment, Inc. dated October 10, 1996 (incorporated by reference to our Current Report on Form 8-K filed on November 1, 1996).
4.1	Excerpt from Common Stock Certificates (incorporated by reference to our Annual Report on Form 10-K filed on March 30, 2001).
4.2	Indenture dated May 25, 2006, by and between the Company, certain of its wholly-owned subsidiaries (as guarantors) and Wells Fargo Bank, N.A., including forms of the Note and the Guarantee (incorporated by reference to our Current Report on Form 8-K filed on May 26, 2006).
4.3	Supplemental Indenture to Indenture dated May 25, 2006 by and among the Company, certain wholly-owned subsidiaries of the Company (as Guarantors) and Wells Fargo Bank, N.A. (as Trustee) dated June 1, 2007 (incorporated by reference to our Current Report on Form 8-K filed on June 4, 2007).

EXHIBIT NO.	ITEM TITLE
4.4	Supplemental Indenture dated June 15, 2007, by and between the Company, certain of its wholly-owned subsidiaries (as guarantors) and Wells Fargo Bank, N.A. supplementing the Indenture dated as of May 25, 2006 (incorporated by reference to our Current Report on Form 8-K filed on June 18, 2007).
4.5	Supplemental Indenture dated March 7, 2008, by and between the Company, certain of its wholly-owned subsidiaries (as guarantors) and Wells Fargo Bank, N.A. supplementing the Indenture dated as of May 25, 2006 (incorporated by reference to our Annual Report on Form 10-K filed on April 13, 2008).
4.6	Instrument of Resignation, Appointment and Acceptance dated as of June 26, 2008, executed by the Company, Wells Fargo Bank, National Association, and Wilmington Trust Company (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 8, 2008).
4.7	Supplemental Indenture dated as of July 22, 2009, by and between the Registrant, certain of its wholly-owned subsidiaries (as guarantors) and Wilmington Trust Company further supplementing the Indenture dated as of May 25, 2006 (incorporated by reference to our Current Report on Form 8-K filed on July 27, 2009).
4.8	Indenture dated as of August 12, 2009, by and between the Company, certain of its wholly-owned subsidiaries (as guarantors) and Wilmington Trust FSB (incorporated by reference to our Current Report on Form 8-K filed on August 12, 2009).
4.9	12.625% Senior Secured Note due 2014 in aggregate principal amount of $10.0 million (incorporated by reference to our Current Report on Form 8-K filed on October 13, 2009).
10.1	Credit Agreement, dated March 18, 2010, by and among the Company, Mountaineer Park, Inc., Presque Isle Downs, Inc. and Scioto Downs, Inc. (each a wholly-owned subsidiary of the Registrant), and Aladdin Credit Advisors, L.P., as administrative agent (incorporated by reference to our Current Report on Form 8-K filed on March 19, 2010).
10.2	Amendment to Credit Agreement, dated September 23, 2010, by and among the Company, Mountaineer Park, Inc., Presque Isle Downs, Inc. and Scioto Downs, Inc. (each a wholly-owned subsidiary of the Registrant), Aladdin Credit Advisors, L.P., as administrative agent), and Aladdin Credit Partners I, L.P., Aladdin Credit Intermediate Fund LLC and MC Credit Products DIP SMA, L.P., as lenders (incorporated by reference to our Current Report on Form 8-K filed on September 24, 2010).
10.3	Agreement dated November 1, 2008 between Mountaineer Park, Inc. and Racetrack Employees Union Local No. 101 [Schedules omitted] (incorporated by reference to our Annual Report on Form 10-K filed on March 16, 2009).
10.4	Agreement dated December 31, 2009 by and between Mountaineer Park, Inc. and Mountaineer Park Horsemen's Benevolent and Protective Association, Inc. (incorporated by reference to our Annual Report on Form 10-K filed on March 16, 2010).
10.5	Agreement dated February 22, 2007 by and between Presque Isle Downs, Inc. and the Pennsylvania Horsemen's Benevolent and Protective Association Inc. (incorporated by reference to our Annual Report on Form 10-K filed on April 2, 2007).
10.6	2002 Employee Stock Incentive Plan (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 14, 2002).
10.7	2004 Stock Incentive Plan (incorporated by reference to our Proxy Statement filed on June 18, 2004).

EXHIBIT NO.	ITEM TITLE
10.8	2005 Stock Incentive Plan (incorporated by reference to our Proxy Statement filed on June 17, 2005).
10.9	2007 Stock Incentive Plan (incorporated by reference to our Proxy Statement filed on April 30, 2007).
10.10	2010 Long-Term Incentive Plan (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 9, 2010).
10.11	Amended and Restated Employment Agreement dated October 1, 2009, by and between the Registrant and David R. Hughes (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 9, 2009).
10.12	Employment Agreement dated May 1, 2009, by and between the Registrant and Robert Norton (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 10, 2009).
10.13	Amendment to Employment Agreement by and between MTR Gaming Group, Inc. and Robert Norton dated June 9, 2010 (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 9, 2010).
10.14	Employment Agreement, dated as of November 5, 2010, by and between MTR Gaming Group, Inc. and John W. Bittner, Jr. (incorporated by reference to our Current Report on Form 8-K filed on November 9, 2010).
10.15	Employment Agreement, effective as of December 16, 2010, by and between MTR Gaming Group, Inc. and Narciso A. Rodriguez-Cayro (incorporated by reference to our Current Report on Form 8-K filed on December 22, 2010).
10.16	Employment Agreement, dated as of January 6, 2011, by and between MTR Gaming Group, Inc. and Jeffrey J. Dahl (incorporated by reference to our Current Report on Form 8-K filed on January 10, 2011).
10.17	Form of Restricted Stock Unit and Cash Award Agreement (2002 Stock Incentive Plan) (incorporated by reference to our Annual Report on Form 10-K filed on March 16, 2010).
10.18	Form of Restricted Stock Unit and Cash Award Agreement (2004 Stock Incentive Plan) (incorporated by reference to our Annual Report on Form 10-K filed on March 16, 2010).
10.19	Form of Restricted Stock Unit and Cash Award Agreement (2005 Stock Incentive Plan) (incorporated by reference to our Annual Report on Form 10-K filed on March 16, 2010).
10.20	Form of Restricted Stock Unit and Cash Award Agreement (2007 Stock Incentive Plan) (incorporated by reference to our Annual Report on Form 10-K filed on March 16, 2010).
10.21	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2010 Long-Term Incentive Plan) (incorporated by reference to our Quarterly Report on Form 10-Q filed on August 9, 2010).
10.22	Form of Restricted Stock Unit and Cash Award Agreement (2010 Long-Term Incentive Plan) (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 9, 2010).
10.23	Form of Nonqualified Stock Option Award Agreement (2010 Long-Term Incentive Plan) (incorporated by reference to our Current Report on Form 8-K filed on February 3, 2011).

EXHIBIT NO.	ITEM TITLE
10.24	Form of Restricted Stock Unit Award Agreement (2010 Long-Term Incentive Plan) (incorporated by reference to our Current Report on Form 8-K filed on February 3, 2011).
10.25	Form of Cash-Based Performance Award Agreement (2010 Long-Term Incentive Plan) (incorporated by reference to our Current Report on Form 8-K filed on February 3, 2011).
14.1	Code of Ethics and Business Conduct of the Company (incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2003).
14.2	Amendment to the Company's Code of Ethics and Business Conduct (incorporated by reference to our Current Report on Form 8-K filed on April 24, 2007).
21.1	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Ernst & Young LLP (filed herewith).
31.1	Certification of Jeffrey J. Dahl pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of John W. Bittner, Jr. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Jeffrey J. Dahl in accordance with 18 U.S.C. Section 1350 (filed herewith).
32.2	Certification of John W. Bittner Jr. in accordance with 18 U.S.C. Section 1350 (filed herewith).
99.1	First Amendment to 2002 Stock Incentive Plan (incorporated by reference to our Annual Report on Form 10-K filed on March 16, 2010).
99.2	First Amendment to 2004 Stock Incentive Plan (incorporated by reference to our Annual Report on Form 10-K filed on March 16, 2010).
99.3	First Amendment to 2005 Stock Incentive Plan (incorporated by reference to our Annual Report on Form 10-K filed on March 16, 2010).
99.4	First Amendment to 2007 Stock Incentive Plan (incorporated by reference to our Annual Report on Form 10-K filed on March 16, 2010).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR GAMING GROUP, INC.

By: /s/ JEFFREY J. DAHL

Jeffrey J. Dahl
President and Chief Executive Officer

Date: March 16, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Name	Capacity	
/s/ JEFFREY J. DAHL Jeffrey J. Dahl	President and Chief Executive Officer	March 16, 2011
/s/ STEVEN M. BILLICK Steven M. Billick	Chairman	March 16, 2011
/s/ ROBERT A. BLATT Robert A. Blatt	Director	March 16, 2011
/s/ JAMES V. STANTON James V. Stanton	Director	March 16, 2011
/s/ RICHARD DELATORE Richard Delatore	Director	March 16, 2011
/s/ RAYMOND K. LEE Raymond K. Lee	Director	March 16, 2011
/s/ ROGER P. WAGNER Roger P. Wagner	Director	March 16, 2011
/s/ JOHN W. BITTNER, JR. John W. Bittner, Jr.	Executive Vice President and Chief Financial Officer	March 16, 2011

MTR GAMING GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MTR Gaming Group, Inc.

We have audited the accompanying consolidated balance sheets of MTR Gaming Group, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MTR Gaming Group, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MTR Gaming Group, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
March 16, 2011

MTR GAMING GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share amounts)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 53,820	$ 44,755
Restricted cash	1,143	483
Accounts receivable, net of allowance for doubtful accounts of $386 in 2010 and $458 in 2009	2,790	2,641
Inventories	3,476	3,794
Deferred financing costs	4,106	3,606
Prepaid income taxes	—	8,663
Deferred income taxes	—	37
Prepaid expenses and other current assets	5,177	8,181
Total current assets	70,512	72,160
Property and equipment, net	314,484	332,351
Goodwill	494	494
Other intangibles	85,529	69,021
Deferred financing costs, net of current portion	8,113	10,616
Deposits and other	1,984	4,632
Non-operating real property	12,215	13,554
Assets of discontinued operations	178	185
Total assets	$493,509	$503,013
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,887	$ 2,150
Accounts payable—gaming taxes and assessments	7,968	7,030
Accrued payroll and payroll taxes	3,861	3,373
Accrued interest	16,702	14,247
Accrued income taxes	546	—
Other accrued liabilities	9,052	11,641
Construction project and equipment liabilities	136	583
Deferred income taxes	64	—
Current portion of long-term debt and capital lease obligations	1,255	6,618
Liabilities of discontinued operations	217	237
Total current liabilities	41,688	45,879
Long-term debt and capital lease obligations, net of current portion	376,830	375,885
Deferred income taxes	6,756	7,976
Total liabilities	425,274	429,740
Stockholders' equity:		
Common stock, $.00001 par value; 100,000,000 shares authorized; 27,475,260 shares issued and outstanding at December 31, 2010 and 2009	—	—
Additional paid-in capital	61,910	61,882
Retained earnings	6,359	11,475
Accumulated other comprehensive loss	(251)	(300)
Total stockholders' equity of MTR Gaming Group, Inc.	68,018	73,057
Non-controlling interest of discontinued operations	217	216
Total stockholders' equity	68,235	73,273
Total liabilities and stockholders' equity	$493,509	$503,013

See accompanying notes to consolidated financial statements.

MTR GAMING GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share amounts)

	Years Ended December 31,		
	2010	2009	2008
Revenues:			
Gaming	$ 382,514	$ 400,583	$ 418,055
Pari-mutuel commissions	11,181	12,806	14,454
Food, beverage and lodging	32,265	31,973	35,963
Other	8,737	8,764	10,300
Total revenues	434,697	454,126	478,772
Less promotional allowances	(9,806)	(9,971)	(7,921)
Net revenues	424,891	444,155	470,851
Operating expenses:			
Costs of operating departments:			
Gaming	239,934	251,106	265,115
Pari-mutuel commissions	11,276	12,524	14,156
Food, beverage and lodging	23,249	23,613	28,767
Other	6,144	6,238	8,799
Marketing and promotions	12,788	19,646	15,864
General and administrative	54,068	66,748	67,121
Project opening costs	1,365	—	—
Depreciation	28,733	29,279	29,839
Impairment loss	40	11,945	—
Loss on sale or disposal of property	75	209	2,956
Total operating expenses	377,132	421,308	432,617
Operating income	47,759	22,847	38,234
Other (expense) income:			
Other	—	(39)	—
Interest income	37	467	244
Interest expense	(54,120)	(45,233)	(40,750)
Loss on debt modification and extinguishment	—	(3,105)	(3,820)
Loss from continuing operations before income taxes	(6,324)	(25,063)	(6,092)
Benefit for income taxes	1,361	1,365	1,706
Loss from continuing operations	(4,963)	(23,698)	(4,386)
Discontinued operations:			
Loss from discontinued operations before income taxes and non-controlling interest	(234)	(2,445)	(16,358)
Benefit for income taxes	82	3,619	2,919
(Loss) income from discontinued operations before non-controlling interest	(152)	1,174	(13,439)
Non-controlling interest	(1)	(14)	114
(Loss) income from discontinued operations	(153)	1,160	(13,325)
Net loss	$ (5,116)	$ (22,538)	$ (17,711)
Net loss per share—basic:			
Loss from continuing operations	$ (0.18)	$ (0.86)	$ (0.16)
(Loss) income from discontinued operations	(0.01)	0.04	(0.49)
Basic net loss per share	$ (0.19)	$ (0.82)	$ (0.65)
Net loss per share—diluted:			
Loss from continuing operations	$ (0.18)	$ (0.86)	$ (0.16)
(Loss) income from discontinued operations	(0.01)	0.04	(0.49)
Diluted net loss per share	$ (0.19)	$ (0.82)	$ (0.65)
Weighted average number of shares outstanding:			
Basic	27,549,546	27,475,260	27,475,260
Diluted	27,549,546	27,475,260	27,475,260

See accompanying notes to consolidated financial statements.

MTR GAMING GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount				
Balances, January 1, 2008	27,475,260	—	60,478	51,724	(55)	112,147
Net loss	—	—	—	(17,711)	—	(17,711)
Pension other comprehensive loss, net of tax benefit of $178	—	—	—	—	(331)	(331)
Comprehensive loss						(18,042)
Stock-based compensation	—	—	1,296	—	—	1,296
Balances, December 31, 2008	27,475,260	—	61,774	34,013	(386)	95,401
Net loss	—	—	—	(22,538)	—	(22,538)
Pension other comprehensive income, net of tax benefit of $46	—	—	—	—	86	86
Comprehensive loss						(22,452)
Stock-based compensation	—	—	108	—	—	108
Balances, December 31, 2009	27,475,260	—	61,882	11,475	(300)	73,057
Net loss	—	—	—	(5,116)	—	(5,116)
Pension other comprehensive income, net of tax of $26	—	—	—	—	49	49
Comprehensive loss						(5,067)
Stock-based compensation	—	—	28	—	—	28
Balances, December 31, 2010	27,475,260	$—	$61,910	$ 6,359	$(251)	$ 68,018

See accompanying notes to consolidated financial statements.

MTR GAMING GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net loss	$ (5,116)	$ (22,538)	$(17,711)
Adjustments to reconcile net loss to net cash provided by net operating activities:			
Depreciation	28,733	29,279	29,839
Amortization of deferred financing fees	6,613	5,447	4,299
Loss on debt modification and extinguishment	—	3,105	3,820
Impairment loss	40	11,945	8,750
Bad debt expense	209	437	37
Stock-based compensation expense	668	108	1,296
Deferred income taxes	(1,697)	5,692	3,597
(Decrease) increase in long-term deferred compensation	—	(359)	1,665
Loss on the sale or disposal of property	75	209	2,956
Change in operating assets and liabilities:			
Accounts receivable	(358)	4,639	2,316
Prepaid income taxes	9,209	(1,604)	(6,208)
Other current assets	3,322	12,027	(10,869)
Accounts payable	675	(4,719)	(1,961)
Accrued liabilities	(106)	(5,425)	(8,193)
Net cash provided by continuing operating activities	42,267	38,243	13,633
Net cash (used in) provided by discontinued operating activities	(12)	(410)	1,060
Net cash provided by operating activities	42,255	37,833	14,693
Cash flows from investing activities:			
Decrease in deposits and other	2,608	390	11,157
(Increase) decrease in restricted cash	(660)	446	(369)
Proceeds from the sale of property and equipment	314	192	1,758
Proceeds from the sale of non-operating real property	1,370	—	—
Proceeds from the sale of the Ramada Inn and Speedway Casino	—	—	12,818
Proceeds from the sale of Binion's Gambling Hall & Hotel	—	—	28,329
Reimbursement of capital expenditures from West Virginia Racing Commission	5,162	—	—
Capital expenditures	(16,448)	(12,179)	(11,574)
Payment of Pennsylvania table games license	(16,508)	—	—
Net cash (used in) provided by continuing investing activities	(24,162)	(11,151)	42,119
Net cash used in discontinued investing activities	—	—	(618)
Net cash (used in) provided by investing activities	(24,162)	(11,151)	41,501
Cash flows from financing activities:			
Proceeds from credit facility	10,000	—	—
Proceeds from issuance of equipment financing and long-term debt	679	14,238	—
Proceeds from issuance of Senior Secured Notes	—	247,720	—
Principal payments on credit facility	(10,000)	—	—
Principal payments on long-term debt and capital lease obligations	(7,597)	(26,317)	(54,680)
Financing cost paid	(2,110)	(13,980)	(3,525)
Repurchase of Senior Unsecured Notes	—	(130,650)	—
Repayment of senior secured revolving credit facility	—	(101,949)	—
Net cash used in continuing financing activities	(9,028)	(10,938)	(58,205)
Net cash used in discontinued financing activities	—	—	(23)
Net cash used in financing activities	(9,028)	(10,938)	(58,228)
Net increase (decrease) in cash and cash equivalents	9,065	15,744	(2,034)
Cash and cash equivalents, beginning of year	44,755	29,011	31,045
Cash and cash equivalents, end of year	$ 53,820	$ 44,755	$ 29,011
Cash paid during the year for:			
Interest paid	$ 45,052	$ 27,972	$ 36,700
Income taxes refunded	$ (8,930)	$ (9,071)	$ (2,421)

See accompanying notes to consolidated financial statements.

MTR GAMING GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND BASIS OF PRESENTATION

MTR Gaming Group, Inc. (the "Company" or "we"), a Delaware corporation, owns and operates racetrack, gaming and hotel properties in West Virginia, Pennsylvania, and Ohio.

The Company, through its wholly-owned subsidiaries, owns and operates Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio. Scioto Downs, through its subsidiary RacelineBet, Inc., also operates Racelinebet.com, a national account wagering service that offers online and telephone wagering on horse races as a marketing affiliate of TwinSpires.com, an affiliate of Churchill Downs, Inc. Presque Isle Downs commenced table gaming operations on July 8, 2010 with 48 casino table games.

Through May 27, 2009, our wholly-owned subsidiary, MTR-Harness, Inc., owned a 50% interest in North Metro Harness Initiative, LLC ("North Metro"), which operates Running Aces Harness Park in Anoka County, Minnesota. As discussed in Note 4, we relinquished our interest in North Metro to North Metro's lender pursuant to a settlement agreement with North Metro's lender executed on May 27, 2009. The assets, liabilities, operating results and cash flows of MTR-Harness, Inc. and its interest in North Metro are reflected as discontinued operations.

Through our wholly-owned subsidiary, Jackson Racing, Inc., we own a 90% interest in Jackson Trotting Association LLC ("Jackson Trotting"), which operated Jackson Harness Raceway in Jackson, Michigan. On December 4, 2008, Jackson Trotting ceased the racing and simulcast wagering operations at Jackson Harness Raceway in Jackson, Michigan and surrendered its racing license to the Michigan Racing Commission. The assets, liabilities, operating results and cash flows of Jackson are reflected as discontinued operations.

Through March 7, 2008 and June 3, 2008, we owned and operated Binion's Gambling Hall & Hotel in Las Vegas, Nevada ("Binion's"), and the Ramada Inn and Speedway Casino in North Las Vegas, Nevada ("Speedway"), respectively. As discussed in Note 4, we sold Binion's on March 7, 2008, pursuant to a Stock Purchase Agreement executed between the Company and TLC Casino Enterprises, Inc.; and on June 3, 2008, we completed the sale of the Speedway pursuant to the terms of an Asset Purchase and Sale Agreement executed between the Company and Lucky Lucy D, LLC. The assets, liabilities, operating results and cash flows of Binion's and Speedway are reflected as discontinued operations.

We have evaluated all subsequent events through the date the financial statements were issued. No material recognized or non-recognized subsequent events were identified.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company as described in Note 1. All significant intercompany transactions have been eliminated in consolidation. Non-controlling interests represent the proportionate share of the equity that is owned by third parties in entities controlled by the Company. The net income or loss of such entities is allocated to the non-controlling interests based on their percentage ownership throughout the year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all unrestricted, highly liquid investments purchased with a remaining maturity of 90 days or less. We maintain cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Cash and cash equivalents also includes cash maintained for gaming operations.

Restricted Cash

Restricted cash includes unredeemed winning tickets from its racing operations, funds related to horsemen's fines and certain simulcasting funds that are restricted to payments for improving horsemen's facilities and increasing racing purses at Scioto Downs, bank deposits that serve as collateral for letters of credit, cash deposits that serve as collateral for surety bonds and short-term certificates of deposit that serve as collateral for certain bonding requirements.

Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures* provides guidance for measuring the fair value of assets and liabilities and requires expanded disclosures about fair value measurements. ASC 820 indicates that fair value should be determined based on the assumptions marketplace participants would use in pricing the asset or liability and provides additional guidelines to consider in determining the market-based measurement. In February 2008, the Financial Accounting Standards Board (the "FASB") issued an accounting standard that delayed the effective date of fair measurement accounting for all non-financial assets and liabilities, except those that are recognized or disclosed at least annually, until January 1, 2009. We adopted ASC 820 on January 1, 2008 for financial assets and financial liabilities and on January 1, 2009 for non-financial assets and non-financial liabilities. The impact from the adoption of ASC 820 is reflected in our consolidated financial statements.

ASC 820 requires fair value measurement be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted market prices for identical assets and liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, for the asset or liability through corroboration with market data for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities (management's own assumptions about what market participants would use in pricing the asset or liability at the measurement date).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value of our cash equivalents approximated the carrying value at December 31, 2010 and 2009. The fair value was determined based on Level 1 inputs.

Amounts that may be outstanding under our Credit Facility (see Note 7) approximate fair value based on the prevailing interest rates. There were no amounts outstanding at December 31, 2010, and there were no amounts outstanding on our former Amended and Restated Credit Facility at December 31, 2009. The fair value of our $260 million 12.625% Senior Secured Notes was $270.1 million at December 31, 2010 and $249.6 million at December 31, 2009, compared to carrying values of $251.1 million and $248.6 million at December 31, 2010 and December 31, 2009, respectively. The fair value of our $125 million 9% Senior Subordinated Notes was $111.9 million at December 31, 2010 and $98.8 million at December 31, 2009, compared to a carrying value of $125 million at December 31, 2010 and December 31, 2009. The fair values of our Senior Secured Notes and our Senior Subordinated Notes were determined based on Level 2 inputs including quoted market prices and bond terms and conditions.

Our Senior Secured Notes, Senior Subordinated Notes, and amounts outstanding under our other debt financing arrangements were stated at carrying value as long-term debt in our consolidated balance sheets as of December 31, 2010 and December 31, 2009.

Through May 1, 2009, we had a deferred compensation arrangement with a former executive that was structured as a rabbi trust. In accordance with the provisions of an employment agreement with the former executive, the deferred amounts that were held in the rabbi trust, including earnings on such amounts, were distributed to the former executive on May 1, 2009. The investments of the rabbi trust were valued using quoted market prices (Level 1 inputs). The fair value of the investments in the rabbi trust at the time of distribution was $11.9 million.

Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market.

Deferred Financing Costs

Deferred financing costs that we incur in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying debt. During each of the three years ended December 31, we incurred deferred financing costs as follows: 2010—$2.1 million; 2009—$14.0 million; and 2008—$3.5 million; and related amortization expense was as follows: 2010—$6.6 million; 2009—$5.4 million; and 2008—$4.3 million.

As a result of the Second and Fourth Amendments to our former Fifth Amended and Restated Credit Agreement and the reduction in borrowing capacity as discussed in Note 7, we were required to proportionately reduce the amount of existing deferred financing costs. Consequently, we recorded write-offs of deferred financing costs of approximately $3.8 million during 2008. This amount is reflected in our accompanying consolidated statements of operations as a loss on debt modification and extinguishment for the year ended December 31, 2008.

As a result of the Fifth and Seventh Amendments to our former Fifth Amended and Restated Credit Agreement and the reduction in borrowing capacity as discussed in Note 7, we were required to proportionately reduce the amount of existing deferred financing costs. Consequently, we recorded write-offs of deferred financing costs of approximately $1.8 million during 2009. In addition, as a result

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of the repurchase of our Senior Unsecured Notes as discussed in Note 7, unamortized discount and deferred financing costs of approximately $0.6 million were written off during 2009. These amounts are reflected in our accompanying consolidated statements of operations as components of the loss on debt modification and extinguishment for the year ended December 31, 2009.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major renewals and betterments that significantly extend the useful life of existing property and equipment are capitalized and depreciated, while expenditures for routine repairs and maintenance are expensed as incurred. We capitalize direct materials, labor and interest during construction periods. Gains or losses on the disposal of property and equipment are included in operating income. Depreciation, which includes amortization of assets under capital leases (which matured in 2010 as discussed in Note 7), is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	20 to 40 years
Furniture and fixtures	5 to 7 years
Equipment and automobiles	3 to 15 years

Interest is allocated and capitalized to construction in progress by applying our cost of borrowing rate to qualifying assets. As a result of construction at Presque Isle Downs related to the implementation of table games, interest capitalized during the year ended December 31, 2010 was $0.1 million. There was no interest capitalized during the years ended December 31, 2009 and 2008.

Property, equipment and other long-lived assets are assessed for impairment annually in accordance with ASC 360, *Property, Plant & Equipment*. For assets to be disposed of, impairment is recognized based on the lower of carrying value or fair value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. Assets to be held and used are reviewed for impairment whenever indicators of impairment exist. The estimated future cash flows of the asset, on an undiscounted basis, are compared to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model (Level 3).

For undeveloped properties, including non-operating real properties, when indicators of impairment are present, properties are evaluated for impairment and losses are recorded when undiscounted cash flows estimated to be generated by an asset or market comparisons are less than the asset's carrying amount. The amount of the impairment loss is calculated as the excess of the asset's carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons. The fair value measurements employed for our impairment evaluations were generally based on a review of comparable activities in the marketplace, which falls within Level 3 of the fair value hierarchy.

In 2010 and 2009, we had substantially all non-operating real properties appraised by an independent appraisal company. As a result, we adjusted the carrying values of the assets, recognizing losses in the aggregate amount of $10.4 million during the year ended December 31, 2009. Based upon the results of the 2010 appraisals, no adjustments to the carrying value of non-operating real property

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

at Mountaineer or Presque Isle Downs were necessary for the year ended December 31, 2010. We do not anticipate that we will be able to sell the majority of these assets within the next twelve months. As such, these properties are not classified as held-for-sale as of December 31, 2010 and 2009.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are required to be evaluated for impairment on an annual basis in accordance with the provisions of ASC 350, *Intangibles—Goodwill and Other*. Intangible assets consist of expenditures associated with obtaining racing and gaming licenses, which consist principally of legal fees, license fees, and investigative costs.

ASC 350 requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one requires that the fair value be compared to carrying value. If the fair value is higher than the carrying value, no impairment is indicated and there is no need to perform the second step of the process. If the fair value is lower than the carrying value, step two must be evaluated. Step two requires that a hypothetical purchase price allocation analysis be done to reflect the implied fair value of goodwill. This implied fair value is then compared to the carrying value of goodwill. If the current fair value is lower than the carrying value, impairment must be recorded. For indefinite-lived intangible assets, if the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

The fair value measurements employed for our impairment evaluations of goodwill and intangibles were generally based on a discounted cash flow approach and review of market data, which falls within Level 3 of the fair value hierarchy. In accordance with the requirements of ASC 350, we performed the annual impairment tests of our goodwill and other intangible assets as of December 31, 2010 and 2009. For the year ended December 31, 2010, we determined that there was no impairment of goodwill or intangible assets based upon the results of the impairment evaluations. For the year ended December 31, 2009, as a result of the impact of anticipated increased competition, we recorded an impairment loss of $1.5 million that fully impaired the goodwill for Mountaineer.

Revenue Recognition

Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons, and is recognized at the time wagers are made net of winning payouts to patrons.

Pari-mutuel commissions consist of commissions earned from thoroughbred and harness racing, and importing of simulcast signals from other race tracks. Pari-mutuel commissions are recognized at the time wagers are made. Such commissions are a designated portion of the wagering handle as determined by state racing commissions, and are shown net of the taxes assessed by state and local agencies, as well as purses and other contractual amounts paid to horsemen associations. We recognize revenues from fees earned through the exporting of simulcast signals to other race tracks at the time wagers are made. Such fees are based upon a predetermined percentage of handle as contracted with the other race tracks.

Revenues from food and beverage are recognized at the time of sale and revenues from lodging are recognized on the date of stay. Other revenues are recorded at the time services are rendered or merchandise is sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Promotional Allowances and Complimentaries

We offer certain promotional allowances to our customers, including complimentary lodging and food and promotional credits for free play on slot machines. The retail value of these promotional items is shown as a deduction from total revenues on our consolidated statements of operations.

Total revenues do not include the retail amount of complimentaries provided gratuitously to customers. For each of the three years ended December 31, these complimentaries were as follows: 2010—$3.3 million; 2009—$2.9 million; and 2008—$2.5 million.

Frequent Players Program

We offer programs whereby our participating patrons can accumulate points for wagering that can be redeemed for credits for free play on slot machines, lodging, food and beverage, merchandise and in limited situations, cash. Based upon the estimated redemptions of frequent player program points, an estimated liability is established for the cost of redemption of earned but unredeemed points. Changes in the programs, membership levels and changes in the redemption patterns of our participating patrons can impact this liability. The aggregate outstanding liability for the frequent players program approximated $667,000 and $628,000 at December 31, 2010 and 2009, respectively, and is included as a component of other accrued liabilities in our accompanying consolidated balance sheets.

Income Taxes

Income taxes are accounted for in accordance with ASC 740—*Income Taxes*. Under ASC 740, an asset and liability method is used whereby deferred tax assets and liabilities are determined based upon temporary differences between bases used for financial reporting and income taxes reporting purposes. Income taxes are provided based on the enacted tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance, when determined to be necessary, is provided for certain deferred tax assets if it is more likely than not that we will not realize tax assets through future operations. The Company and its subsidiaries file a consolidated federal income tax return. We are no longer subject to federal and state income tax examinations for years before 2004.

Interest and tax-related penalties associated with uncertain tax positions are included in benefit for income taxes in the accompanying consolidated statement of operations.

Earnings per Share

Basic earnings per share is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflect the potential dilution that could occur from common shares issuable through stock options, unvested restricted stock units ("RSUs") and other convertible securities utilizing the treasury stock method. Diluted earnings per share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of these occurrences. For each of the three years in the period ended December 31, 2010, all potentially dilutive options have been considered anti-dilutive because of the net loss from continuing operations for 2010, 2009, and 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following tables illustrate the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted net income per share from continuing operations computations during each of the three years ended December 31.

	2010	2009	2008
	(dollars in thousands, except per share amounts)		
Loss from continuing operations	$ (4,963)	$ (23,698)	$ (4,386)
(Loss) income from discontinued operations	(153)	1,160	(13,325)
Net loss available to common stockholders	$ (5,116)	$ (22,538)	$ (17,711)
Shares outstanding:			
Weighted average shares outstanding	27,549,546	27,475,260	27,475,260
Effect of dilutive securities	—	—	—
Diluted shares outstanding	27,549,546	27,475,260	27,475,260
Basic net (loss) income per common share:			
Continuing operations	$ (0.18)	$ (0.86)	$ (0.16)
Discontinued operations	(0.01)	0.04	(0.49)
Basic net loss per common share	$ (0.19)	$ (0.82)	$ (0.65)
Diluted net (loss) income per common share:			
Continuing operations	$ (0.18)	$ (0.86)	$ (0.16)
Discontinued operations	(0.01)	0.04	(0.49)
Diluted net loss per common share	$ (0.19)	$ (0.82)	$ (0.65)

The dilutive EPS calculations do not include the following potential dilutive securities for each of the three years ended December 31 because they were anti-dilutive.

	2010	2009	2008
Anti-dilutive stock options outstanding	398,000	1,209,500	1,483,800
Anti-dilutive restricted stock units outstanding	350,000	—	—
	748,000	1,209,500	1,483,800

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718—*Compensation—Stock Compensation*. ASC 718 requires all share-based payments to employees, including grants of employee stock options and restricted stock units, to be recognized in the consolidated statement of operations based on their fair values and that compensation expense be recognized for awards over the requisite service period of the award or to an employee's eligible retirement date, if earlier. ASC 718 also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements

Pronouncements Implemented

In January 2010, Accounting Standards Update No. 2010-06, *Improving Disclosures About Fair Value Measurements* ("ASU 2010-06"), was issued as an amendment to ASC 820, *Fair Value Measurements and Disclosures*. ASU 2010-06 did not change any accounting requirements, but added new disclosures for transfers between hierarchy levels and clarified existing disclosure requirements. The adoption of this accounting standard did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In April 2010, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update No. 2010-16, *Entertainment—Casinos (Topic 924): Accruals for Casino Jackpot Liabilities* ("ASU 2010-16"). ASU 2010-16 codifies the consensus reached in Emerging Issues Task Force Issue No. 09-F, "Casino Base Jackpot Liabilities." ASU 2010-16 amends the FASB Accounting Standards Codification™ to clarify that an entity should not accrue jackpot liabilities, or portions thereof, before a jackpot is won if the entity can legally avoid paying the jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. The guidance in this ASU applies to both base and progressive jackpots. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments should be applied by recording a cumulative-effect adjustment to opening retained earnings in the period of adoption. We have evaluated the requirements of ASU 2010-16 and implemented the guidance effective January 1, 2011. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In December 2010, FASB issued ASU 2010-28—*When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* ("ASU 2010-28") which is effective for public companies with a fiscal year or interim period beginning after December 15, 2010. Early adoption is prohibited. ASU 2010-28 amends ASC 350-20 to modify Step 1 of the goodwill impairment analysis for reporting units with zero or negative carrying amounts. ASU 2010-28 indicates that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test when it is more likely than not that a goodwill impairment exits. We have evaluated the requirements of ASU 2010-28 and implemented the guidance effective January 1, 2011. We believe the impact of this guidance could result in all or a portion of our goodwill being impaired upon adoption.

3. RISKS AND UNCERTAINTIES (UNAUDITED)

Refinancing of Existing Indebtedness

Our $125 million in the aggregate amount of 9% Senior Subordinated Notes mature on June 1, 2012. At maturity, the entire principal amount of our Senior Subordinated Notes, together with unpaid interest thereon, will become due and payable and we will be required to borrow funds to satisfy our obligations with respect to the Senior Subordinated Notes. If we are unable to obtain sufficient financing to repay our obligations with respect to the Senior Subordinated Notes, the holders thereof will be entitled to exercise the remedies provided in the indenture governing the Senior Subordinated Notes. Our failure to pay our obligations with respect to the Senior Subordinated Notes would also constitute an event of default under the indenture governing our Senior Secured Notes, which would

3. RISKS AND UNCERTAINTIES (UNAUDITED) (Continued)

entitle the holders of the Senior Secured Notes to accelerate our obligations with respect to the Senior Secured Notes and exercise the remedies provided in the indenture and security documents relating to the Senior Secured Notes. We cannot assure you that we will be able to obtain financing to repay amounts due on the Senior Subordinated Notes on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all.

We are currently evaluating various refinancing alternatives. Amounts outstanding under our Senior Subordinated Notes will be classified to "current obligations" for financial reporting purposes at June 30, 2011. In the event our Senior Subordinated Notes are classified as a current obligation and we are unable to demonstrate our ability to refinance such amounts by the time of the filing of our Annual Report on Form 10-K for the year ending December 31, 2011, it would have a material adverse effect on our consolidated financial position and would raise substantial doubt as to our ability to continue as a going concern.

Compliance with Debt Covenants

The Credit Facility, as discussed in Note 7, contains customary affirmative and negative covenants that include the requirement that we satisfy, on a consolidated basis, specified quarterly financial tests. The Company remains in compliance with the covenants as of December 31, 2010. Failure to meet these financial tests could result in a demand for the acceleration of repayment of amounts outstanding under the Credit Facility, if any, and could have a material adverse effect on our consolidated financial position.

Concentration of Credit Risk

We maintain cash balances at certain financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation. In addition, we maintain significant cash balances on hand at our gaming facilities.

Cyclical Nature of Business

Our primary business involves leisure and entertainment. The economic health of the leisure and entertainment industry is affected by a number of factors that are beyond our control, including: (1) general economic conditions and economic conditions specific to our primary markets; (2) levels of disposable income of patrons; (3) increased transportation costs resulting in decreased travel by patrons; (4) local conditions in key gaming markets, including seasonal and weather-related factors; (5) increases in gaming and racing taxes or fees; (6) competitive conditions in the gaming, leisure and entertainment industry and in particular markets, including the effect of such conditions on the pricing of our products; (7) substantial price increases in the cost of energy in the United States; and (8) the relative popularity of entertainment alternatives to gaming and racing that compete for the leisure dollar. Any of these factors could materially adversely impact the leisure and entertainment industry generally, and as a result, our business, financial condition and results of operations.

It is unlikely that we will be able to obtain business interruption coverage for casualties resulting from severe weather, and there can be no assurance that we will be able to obtain casualty insurance coverage at affordable rates, if at all, for casualties resulting from severe weather.

3. RISKS AND UNCERTAINTIES (UNAUDITED) (Continued)

Licensing

We are subject to extensive state and local regulation. State and local authorities require us and our subsidiaries to demonstrate suitability to obtain and maintain various licenses, and require that we have registrations, permits and approvals, to conduct gaming and racing operations, to sell alcoholic beverages and tobacco in our facilities and to operate our food service facilities. These regulatory authorities may, for any reason set forth in applicable legislation or regulation, limit, condition, suspend or revoke a license or registration to conduct gaming or racing operations or prevent us from owning the securities of any of our gaming or racing subsidiaries. In addition, we must periodically apply to renew many of our licenses or registrations. Any failure to maintain or renew our existing licenses, registrations, permits or approvals would have a material adverse effect on us. In addition, to enforce applicable laws and regulations, regulatory authorities may levy substantial fines against or seize the assets of our company, our subsidiaries or the people involved in violating gaming laws or regulations. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

All of the states in which we conduct live racing impose requirements with respect to the minimum number of live race dates annually. If we fail to meet the minimum live racing day requirements, suspension or non-renewal of our gaming licenses could result; which would have a material adverse effect on our business, financial condition, results of operations and ability to meet our payment obligations under our various debt instruments.

Potential Changes in Regulatory Environment

If current laws are modified, or if additional laws or regulations are adopted, it could have a material adverse effect on us. From time to time, legislators and special interest groups have proposed legislation that would restrict or prevent gaming or racing operations in the jurisdictions in which we operate. Restriction on or prohibition of our gaming or racing operations, whether through legislation or litigation, could have a material adverse effect on our business, financial condition and results of operations.

Taxation

We pay substantial taxes and fees with respect to our operations. From time to time, federal, state and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming and racing industry. Changes in the tax laws or administration of those laws, if adopted, could have a material adverse effect on our business, financial condition and results of operations.

Competition

We face substantial competition in each of the markets in which our gaming and racing facilities are located. Some of the competitors have significantly greater name recognition and financial and marketing resources than we do; some are permitted to conduct additional forms of gaming; and some pay substantially lower taxes than we do, which may permit them to spend more for marketing and promotions and thus gain a competitive advantage over us. All of our gaming and racing operations primarily compete with other gaming and racing operations in their geographic areas. New expansion

3. RISKS AND UNCERTAINTIES (UNAUDITED) (Continued)

and development activity is occurring in each of the relevant markets, which may intensify competitive pressures and could have a material adverse effect on us.

In July 2010, table gaming operations commenced in Pennsylvania. While Presque Isle Downs has benefited from this with their commencement of table games on July 8, 2010, the introduction of table games in Pennsylvania has increased competition at Mountaineer Casino.

On November 3, 2009, the voters of Ohio approved a proposal for a casino to be located in each of Cleveland, Cincinnati, Toledo, and Columbus. A casino in Cleveland will increase competition at both Mountaineer Casino and Presque Isle Downs commencing in approximately 2013 unless a temporary facility as currently being discussed opens earlier. A casino in Columbus will increase competition at Scioto Downs. We intend to be proactive in our efforts to mitigate the effects of such competition, including continuing our efforts to introduce gaming at Scioto Downs as previously proposed, maximizing benefits of table gaming operations at Presque Isle Downs, continuing to provide first-class customer service at all of our facilities, and continuing to manage and reduce our costs.

Even if gaming is permitted at Scioto Downs following the resolution of Ohio's ability to move forward with a plan to permit slot machines at the racetracks, the passage of the referendum permitting casino gaming in Ohio may materially and adversely affect our ability to obtain financing to pay the license fees and otherwise make necessary investments at Scioto Downs to permit gaming and comply with the conditions to licensing. Additionally, tax rates on the revenue from such casinos could be substantially lower than the tax rates that may be imposed on video lottery at the racetracks, resulting in a competitive advantage for the casinos. Such new competition may have a material adverse effect on our business, financial condition and results of operations. We intend to lobby for lower licensing fees and comparable tax rates in light of the anticipated competition from casinos authorized by the November 3, 2009 referendum, but we cannot assure you that we will be successful. We believe that approval of slot or video lottery gaming at Ohio racetracks will positively impact our business prospects and financial condition because we expect that slot or video lottery gaming at Scioto Downs will, if approved, increase our revenues and operating margins at that property. If slot or video lottery gaming are permitted at Ohio racetracks, we expect to expand and construct a slot machine casino at Scioto Downs and purchase or lease the necessary video lottery terminals, which will require additional debt and equity financing that may not be available or on terms that are satisfactory to us, on terms acceptable to our senior secured lenders, or at all.

Environmental Regulations

We are subject to various federal, state and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid, animal and hazardous wastes and exposure to hazardous materials. These laws and regulations, which are complex and subject to change, include United States Environmental Protection Agency and state laws and regulations that address the impacts of manure and wastewater generated by Concentrated Animal Feeding Operations ("CAFO") on water quality, including, but not limited to, storm water discharges. CAFO regulations include permit requirements and water quality discharge standards. Enforcement of CAFO regulations has been receiving increased governmental attention. Compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures. For example, we may incur future costs under existing and new laws and regulations pertaining to storm water and wastewater management at our

3. RISKS AND UNCERTAINTIES (UNAUDITED) (Continued)

racetracks. Moreover, violations can result in significant penalties and, in some instances, interruption or cessation of operations.

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY

Jackson Trotting Association, LLC (d/b/a Jackson Harness Raceway)

On December 6, 2005, our wholly-owned subsidiary, Jackson Racing, Inc., acquired a 90% interest in Jackson Trotting Association, LLC, which operated Jackson Harness Raceway in Jackson, Michigan, and offered harness racing, pari-mutuel and simulcast wagering and casual dining. On December 4, 2008, Jackson Trotting ceased the racing and simulcast wagering operations at Jackson Harness Raceway and surrendered its racing license to the Michigan Racing Commission.

Jackson Harness Raceway was located on property leased from Jackson County, Michigan on the Jackson County Fairgrounds through December 31, 2012. However on July 21, 2009, we entered into a Termination, Release and Settlement Agreement with the County of Jackson, Michigan whereby (i) Jackson Trotting and Jackson County terminated the fairgrounds lease, (ii) Jackson Trotting was released from all obligations under the lease, (iii) Jackson Trotting surrendered title of all owned property to Jackson County, and (iv) Jackson Trotting paid a settlement of $20,000 to Jackson County for consideration of the release. The amount of the reduction of the contractual lease obligation resulting from the Termination, Release and Settlement Agreement approximated the value of property surrendered to Jackson County, or otherwise considered non-recoverable.

During 2008, we performed an evaluation to determine whether the assets of Jackson Trotting were impaired. Jackson Trotting had generated operating losses since acquisition, projected further operating losses and substantially exhausted its operating funds, including funds provided by the Company. Furthermore, under the terms of our credit agreement in existence at that time, we did not have the ability to provide further financial support to Jackson Trotting. Jackson Trotting's assets consisted primarily of a $2.6 million intangible asset that represented the assigned value of the racing licenses held by Jackson Trotting. The value assigned to the racing licenses considered that the racing licenses permit Jackson Trotting to conduct live racing and simulcasting operations, and if legislative proposals in Michigan were passed, would permit Jackson Trotting to operate electronic gaming devices.

Based upon the projected operating losses, our inability to provide further funding to Jackson Trotting and an assessment of the potential for legislation permitting gaming operations at the racetracks in Michigan, we concluded that the Jackson Trotting intangible asset was impaired and, accordingly, recorded an impairment loss of $2.6 million ($2.1 million net of tax) during 2008.

The assets and liabilities of Jackson Racing, Inc. and Jackson Trotting have been reflected as assets and liabilities of discontinued operations in our accompanying consolidated balance sheets as of December 31, 2010 and 2009, and the operating results and cash flows have been reflected as discontinued operations for each of the three years in the period ended December 31, 2010.

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY (Continued)

Summary operating results for the discontinued operations for the years ended December 31 were as follows:

	2010	2009	2008
	(in thousands)		
Net revenues	$ —	$ —	$ 2,737
Loss from discontinued operations before income taxes and non-controlling interest	(11)	(22)	(4,000)
Loss from discontinued operations, net of non-controlling interest and income taxes	(7)	(24)	(2,526)

North Metro Harness Initiative, LLC (d/b/a Running Aces Harness Park)

In June 2004, our wholly-owned subsidiary, MTR-Harness, Inc., acquired a 50% interest in North Metro Harness Initiative, LLC (*d/b/a Running Aces Harness Park*), then a wholly-owned subsidiary of Southwest Casino Corporation. In early 2008, North Metro completed construction of a harness racetrack and card room on a 178.4-acre site approximately 30 miles northeast of Minneapolis, Minnesota. Running Aces Harness Park commenced live racing and simulcast operations (import and export) with pari-mutuel wagering on April 11, 2008, and opened a 50-table card room offering "non-banked" games (those in which the players play only against each other instead of against the house) on June 30, 2008.

The racetrack was constructed with financing provided by Black Diamond Commercial Finance, LLC as agent (collectively "Black Diamond"), without recourse to us except for a $1.0 million guarantee that we provided in July 2008. The guarantee continued until the earlier of July 1, 2010 or prepayment of the Black Diamond credit agreement. Additionally, our equity in North Metro was pledged to Black Diamond as collateral for the construction loan. Since inception, we made aggregate capital contributions in North Metro of approximately $13.0 million (exclusive of legal and other fees).

On October 19, 2008, Southwest Casino Corporation sold its 50% membership interest in North Metro to Black Diamond for (i) $1.00; (ii) relief from a $1.0 million guarantee by Southwest of North Metro's obligations; (iii) a right to repurchase the membership interest; and (iv) certain other considerations. Black Diamond requested that we make additional investments in North Metro; however under the terms of our credit agreement in existence at that time, we did not have the ability to provide further financial support to North Metro. Since acquiring 50% of the venture, Black Diamond hired a management company to run the day-to-day operations.

Based upon the default under the Black Diamond credit agreement, Black Diamond's transaction with Southwest and our inability to provide further funding to North Metro, we determined that there was substantial doubt as to whether we could recover our investment in North Metro. Accordingly, during the year ended December 31, 2008 we recorded impairment losses of $8.7 million (for which a tax benefit could not be recognized at that time).

On April 3, 2009, we received notification that Black Diamond was pursuing legal action seeking (i) enforcement of our payment of the $1.0 million guarantee of North Metro's indebtedness and certain additional costs, and (ii) foreclosure of our subsidiary's pledged equity interest in North Metro. Pursuant to a settlement agreement with Black Diamond executed on May 27, 2009, we relinquished our interest in North Metro (the value of which we had already written down to $0) and paid

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY (Continued)

$1.0 million to satisfy our obligations under the guarantee, which is included within income (loss) from discontinued operations in our accompanying consolidated statements of operations for the year ended December 31, 2009. Concurrently, MTR Gaming Group, Inc. entered into a Signal and Consulting Agreement with North Metro pursuant to which North Metro paid us $250,000 to provide consulting services with respect to its racing operations for a term of three years. On June 3, 2009, Black Diamond terminated the litigation with prejudice and we and Black Diamond executed mutual releases.

During the year ended December 31, 2010, we recorded no equity income or losses in North Metro. During the years ended December 31, 2009 and 2008, we recorded equity losses in North Metro of $1.0 million and $2.5 million, respectively. These losses are included within income (loss) from discontinued operations in our accompanying consolidated statements of operations, as noted below. The assets and liabilities of MTR-Harness, Inc. have been reflected as assets and liabilities of discontinued operations in our accompanying consolidated balance sheets as of December 31, 2010 and 2009, and the operating results and cash flows have been reflected as discontinued operations for each of the three years in the period ended December 31, 2010.

Summary operating results for the discontinued operations for each of the three years ended December 31 were as follows:

	2010	2009	2008
		(in thousands)	
Net revenues	$—	$ —	$ —
Loss from discontinued operations before income taxes and non-controlling interest	(8)	(1,294)	(12,383)
(Loss) income from discontinued operations, net of non-controlling interest and income taxes	(5)	2,038	(10,892)

During the year ended December 31, 2009, MTR-Harness, Inc. recorded an income tax benefit of approximately $2.9 million related to the realization of deferred tax assets associated with the impairment losses of $8.7 million that were recorded in 2008. See Note 12 for additional discussion.

Binion's Gambling Hall & Hotel

On March 7, 2008, we sold 100% of the stock of our wholly-owned subsidiaries, Speakeasy Gaming of Fremont, Inc., which owned and operated Binion's Gambling Hall & Hotel located in Las Vegas, Nevada, and Speakeasy Fremont Experience Operating Company in accordance with the terms of a Stock Purchase Agreement dated June 26, 2007 (as subsequently amended), executed between the Company and TLC Casino Enterprises, Inc. ("TLC"). The transaction was subject to certain purchase price adjustments. Net cash to the Company at closing was approximately $28.0 million. In January 2009, we settled the post-closing purchase price adjustment in the amount of approximately $1.5 million, which we deposited into an escrow account that was utilized to pay a portion of the land lease obligations guaranteed by the Company as discussed below. The balance of the escrow account was expended in July 2009.

In connection with our original acquisition of Binion's on March 11, 2004, we provided limited guarantees on certain land leases that expired in March 2010 and totaled approximately $394,000 at December 31, 2009. TLC remained obligated to use its reasonable best efforts to assist us in obtaining releases of these guarantees, to pay the rent underlying the leases we guaranteed on a timely basis, and to indemnify us in the event we were required to pay the land lease obligations pursuant to the guarantees.

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY (Continued)

Since July 2009, TLC paid only a portion of total monthly rent with respect to one of the leases we guaranteed. Upon the demand of the landlord that we make monthly payments pursuant to our guarantee, we paid the amounts demanded (approximately $0.7 million in the aggregate through March 2010), thus curing the events of default. We demanded reimbursement from TLC, and commenced legal action for indemnification pursuant to the Stock Purchase Agreement. On October 27, 2009, we reached a settlement with TLC whereby TLC agreed to confess judgment as to amounts we paid and amounts that may be paid by us through the expiration of the guarantees, certain legal fees and interest at the rate of 10% on amounts actually paid by us with respect to the rental payments. We agreed to forbear from enforcing the judgment for two years, provided however that the forbearance will terminate under certain conditions, including if TLC fails to timely make any of the agreed payments or there is a change in control of TLC. During the forbearance period, TLC is also obligated to make payments in partial satisfaction of the judgment in the event TLC raises any capital through debt or equity. Through December 31, 2010, TLC has reimbursed us $25,000 for legal fees that we had incurred in connection with our collection efforts.

Also in connection with our original acquisition of Binion's, we obtained title to the property and equipment subject to an increase in purchase price by $5.0 million if, at the termination of a Joint Operating License Agreement with HHLV Management Company, LLC, an affiliate of Harrah's Entertainment, Inc., certain operational milestones were achieved. Harrah's claimed it had met the milestones, however we disputed such claim. On June 11, 2009, we settled this dispute by finalizing the previous agreement in principle and paid HHLV Management Company approximately $0.7 million, which represented $1.75 million of purchase price adjustment less approximately $1.1 million for other amounts HHLV Management Company owed us. This settlement resulted in an adjustment to previously recorded amounts and a charge to discontinued operations of approximately $0.4 million, which is included within income (loss) from discontinued operations in our accompanying consolidated statements of operations for the year ended December 31, 2009.

Binion's operating results and cash flows have been reflected as discontinued operations for each of the three years in the period ended December 31, 2010. Upon completion of the sale on March 7, 2008, and resolution of the purchase price adjustment, we incurred a loss on disposal of $0.9 million.

Summary operating results for the discontinued operations of Binion's for each of the three years ended December 31 are as follows:

	2010	2009	2008
	(in thousands)		
Net revenues	$ —	$ —	$ 9,857
Loss from discontinued operations before income taxes	(272)	(1,172)	(2,436)
Loss from discontinued operations, net of income taxes	(177)	(882)	(1,507)

Ramada Inn and Speedway Casino

On June 3, 2008, our wholly-owned subsidiary, Speakeasy Gaming of Las Vegas, Inc., sold the gaming assets of the Ramada Inn and Speedway Casino, located in North Las Vegas, Nevada to Lucky Lucy D, LLC ("Lucky Lucy") in accordance with the terms of an Asset Purchase and Sale Agreement dated January 11, 2008. Pursuant to the terms of the agreement, Lucky Lucy paid $2.0 million in cash for the gaming assets and is obligated to pay an additional amount of up to $4.775 million subject to an

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY (Continued)

earn-out provision based on the property's gross revenues over the four-year period that commenced January 11, 2008. In July 2009, Speakeasy Gaming of Las Vegas, Inc. assigned to the Company its right to any payment under the earn-out provision. Although it is unlikely, any proceeds that may be received will be recorded as the amounts are realized. This sale was the second part of the transaction, the first part of which involved the sale of Speedway's real property to Ganaste LLC on January 11, 2008. A shareholder of Ganaste LLC is the sole owner of Lucky Lucy. Ganaste paid $11.4 million in cash for the real property. On January 11, 2008, we recorded a gain on the sale of the real property in the amount of $2.8 million, and on June 3, 2008, we recorded a gain on the sale of the gaming assets in the amount of $1.2 million.

Speedway's operating results and cash flows have been reflected as discontinued operations for each of the three years in the period ended December 31, 2010.

Summary operating results for the discontinued operations of Speedway for each of the three years ended December 31 are as follows:.

	2010	2009	2008
	(in thousands)		
Net revenues	$—	$—	$4,456
Income from discontinued operations before income taxes	57	43	2,461
Income from discontinued operations, net of income taxes	37	28	1,600

Other

During 2009, we designated certain assets as non-operating real property and declared our intent to sell those assets. Throughout 2010, we sold various parcels of non-operating real property land holdings located in West Virginia and Pennsylvania for aggregate proceeds of approximately $1.4 million, after closing costs. These transactions, when aggregated, resulted in a net gain on sale of approximately $36,000. The carrying value of these properties were included in non-operating real properties in our accompanying consolidated balance sheet as of December 31, 2009.

During the year ended December 31, 2010, we sold or disposed of various gaming and maintenance equipment. In the aggregate, the sales of such equipment produced net proceeds of $314,000 and resulted in a loss on sale or disposal of approximately $106,000.

During the year ended December 31, 2009, we sold various parcels of non-operating real property land holdings located in West Virginia for $142,000, after closing costs, which resulted in a loss on sale of $143,000

In February 2010, we agreed in principle to a listing agreement with a commercial real estate broker to actively market our non-operating real properties. However, although it is our intent to enter into a listing agreement, the agreement has not been finalized. Based upon the determination in 2009 of our intent to sell the properties and changes in market conditions, we performed an evaluation to determine that the properties were carried at the lower of carrying value or fair value, as determined by an independent appraisal, less cost to sell. As a result, the carrying values were adjusted, recognizing an impairment loss in the aggregate amount of $10.4 million during the year ended December 31, 2009. Other than the sales completed in early 2010 as discussed above, the remaining properties do not meet the classification criteria established in ASC 360 and as such are not classified as held for sale at

4. ACQUISITIONS AND DISPOSITIONS OF PROPERTY (Continued)

December 31, 2010 and December 31, 2009. These properties are included in non-operating real properties in our accompanying consolidated balance sheets at December 31, 2010 and December 31, 2009.

As discussed in Note 8, in connection with an amendment to and expiration of the employment agreement with Edson R. Arneault, our former Chairman, President and Chief Executive Officer, on October 31, 2008, Mr. Arneault received as part of the consideration in lieu of any and all payments that would otherwise become due and payable to him under the employment contract, the corporate residence and associated real property and furnishings. Although the conveyance of such property did not take place until May 1, 2009, we recorded a loss on disposal of $2.1 million at the time of the expiration of the employment contract in 2008.

As discussed in Note 8, Presque Isle Downs recorded a $1.5 million loss in December 2008 on the disposal of certain equipment components of its surveillance system that were defective and malfunctioning.

In October 2008, we received proceeds of $1.8 million related to the sale of our corporate airplane, which resulted in a gain of $0.7 million.

5. PROPERTY AND EQUIPMENT AND NON-OPERATING REAL PROPERTY

Property and equipment consisted of the following at December 31:

	2010	2009
	(in thousands)	
Land	$ 67,864	$ 67,864
Building and improvements	267,665	262,523
Equipment	156,064	155,805
Furniture and fixtures	20,516	20,188
Construction in progress	323	1,941
	512,432	508,321
Less accumulated depreciation	(197,948)	(175,970)
	$ 314,484	$ 332,351

Depreciation expense charged to operations related to property and equipment and non-operating real property that do not meet the classification criteria established in ASC 360 to be classified as held for sale during each of the three years ended December 31 was as follows: 2010—$28.7 million; 2009—$29.3 million; and 2008—$29.8 million.

Non-operating real properties consist principally of land and undeveloped properties. As discussed in Note 4, it is our intent to sell these properties.

During 2010 the West Virginia Racing Commission has provided reimbursement for capital expenditures aggregating $5.2 million, including $1.2 million related to capital expenditures that were incurred in prior years. These amounts have been applied against the applicable acquisition costs which resulted in corresponding adjustments to depreciation expense. These reimbursements are reflected within investing activities in our accompanying consolidated statements of cash flows. Such adjustments did not have a material impact on our consolidated financial statements.

5. PROPERTY AND EQUIPMENT AND NON-OPERATING REAL PROPERTY (Continued)

We commenced table gaming operations at Presque Isle Downs on July 8, 2010. Expenditures for the table games expansion at Presque Isle Downs totaled approximately $22.1 million (which is net of a $3.5 million deposit returned to the Company by the Commonwealth of Pennsylvania) including capital expenditures of $7.7 million, $16.5 million for the licensing fee and $1.4 million in project-opening costs.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

The gross carrying value, accumulated amortization and net book value of each major component of our goodwill and other intangible assets at December 31 was as follows:

	2010			2009		
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
			(in thousands)			
Goodwill	$ 494	$—	$ 494	$ 494	$—	$ 494
Licensing costs	85,529	—	85,529	69,021	—	69,021
	$86,023	$—	$86,023	$69,515	$—	$69,515

As discussed in Note 2, in accordance with the requirements of ASC 350, we performed the annual impairment tests of our goodwill and other intangible assets as of December 31, 2010 and 2009. For the year ended December 31, 2009, as a result of the impact of anticipated increased competition, we recorded an impairment loss of $1.5 million that fully impaired the goodwill for Mountaineer. For the year ended December 31, 2010, we determined that there was no impairment of goodwill or intangible assets based upon the results of the impairment evaluations.

In conjunction with the commencement of table gaming operations commenced at Presque Isle Downs during 2010, we were required to pay a licensing fee of $16.5 million. The licensing fee is included in other intangibles in our accompanying consolidated balance sheet as of December 31, 2010, and was included in our annual impairment test as of December 31, 2010. Our analysis indicated that the intangible asset was not impaired as of December 31, 2010.

On November 3, 2009, the voters of Ohio approved a proposal for a casino to be located in each of Cleveland, Cincinnati, Toledo, and Columbus. A casino in Columbus will increase competition at Scioto Downs. We intend to be proactive in our efforts to mitigate the effects of such competition, including continuing our efforts to introduce gaming at Scioto Downs. In light of these developments, we have considered the potential for future gaming at Scioto Downs and the impact on the carrying value of the $13.2 million intangible asset associated with the fair value of the racing licenses held by Scioto Downs. Such value reflected that the racing licenses would permit Scioto Downs to operate gaming if such legislation were passed. In this regard, we performed an update of the fair value analysis of the intangible asset at Scioto Downs as of December 31, 2009. The valuation, which utilized discounted cash flows, demonstrated that the fair value exceeded the carrying value of the intangible asset and that no impairment was indicated. The significant factors utilized in the valuation included comparable market data, historical operating performance trends of the Company and the assumptions of market participants regarding time-weighted probabilities of legislative action related to the operations of slot machines.

6. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

On July 13, 2009, the former Governor of Ohio signed an executive order directing the Ohio Lottery to take action to implement, and the Ohio legislature approved a budget bill which included language to enable, video lottery terminals ("VLTs") at Ohio's seven commercial horse tracks, including Scioto Downs. However, despite the efforts by the former Governor, the legislature and the Ohio Lottery Commission, legal and other challenges prohibited Ohio from moving forward with permitting slot gaming or video lottery terminals at the racetracks prior to the November 2010 election. On November 2, 2010, voters in Ohio elected a new Governor and a significant number of new members to the legislature. Although there have not been any developments in finalizing the regulations by the newly elected Governor of Ohio or its legislature, we believe that the implementation of slot gaming or VLTs at racetracks in Ohio will move forward. Several key legislators have indicated their support for gaming activities at racetracks and the new Governor of Ohio has indicated that he is considering implementation of slots at the racetracks, although he has also indicated that he would like to evaluate such gaming activities as part of a comprehensive analysis of gambling in Ohio. In February 2011, the State of Ohio issued a *Request for Proposal* for assistance in helping the State maximize revenue from expanded gaming operations, particularly casinos and VLT operations. We believe that implementing slots or VLTs at the racetracks will move forward although there can be no assurance that it will move forward or, if it does, when or on what terms such gaming activities will be conducted.

There have been no significant negative developments that would indicate that the valuation and related assumptions would not continue to indicate values that would at lease support the carrying value of the intangible assets as of December 31, 2010. As such, there is no impairment of the intangible asset at Scioto Downs as of December 31, 2010.

In connection with the sales of Binion's and Speedway during 2008, we surrendered our gaming license in Nevada. Accordingly, unamortized Nevada licensing costs of $426,000 were written off. In addition, during the year ended December 31, 2008, we reduced the carrying value of the goodwill associated with an off-track wagering facility that we purchased in 2007. The reduction resulted from the receipt of $160,000 in 2008 associated with the resolution of a dispute.

There was no amortization expense related to goodwill or other intangible assets for any of the three years ended in the period ended December 31, 2010.

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations at December 31 are summarized as follows:

	2010	2009
	(in thousands)	
Senior Secured Notes (net of unamortized discount of $8,856 and $11,356, respectively)	$251,144	$248,644
Senior Subordinated Notes	125,000	125,000
Equipment financing (net of unamortized discount of $37 and $79, respectively)	959	1,138
Promissory notes and other long-term debt (net of unamortized premium of $94 and $107, respectively)	982	5,187
Capital lease obligations	—	2,534
	378,085	382,503
Less current portion	(1,255)	(6,618)
Long-term portion	$376,830	$375,885

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

Senior Secured Notes

On August 12, 2009, we completed the offering of $250 million in aggregate principal amount of 12.625% Senior Secured Notes due July 15, 2014, at an issue price of 95.248% of the principal amount of the Senior Secured Notes. The net proceeds of the sale of the Senior Secured Notes, together with cash on hand, were utilized to (i) repurchase all of our outstanding $130 million 9.75% Senior Unsecured Notes that were due April 1, 2010; (ii) repay $100.2 million outstanding under our former senior secured revolving credit facility; and (iii) pay consent fees in connection with the solicitation of consents to certain amendments to the indenture governing the Senior Subordinated Notes.

As a result of the repurchase of the Senior Unsecured Notes, we incurred a pre-tax loss on the refinancing of approximately $1.3 million, which is reflected in our accompanying consolidated statements of operations as a component of the loss on debt modification and extinguishment for the year ended December 31, 2009.

On October 13, 2009, we completed an additional offering of $10 million in aggregate principal amount of 12.625% Senior Secured Notes due July 15, 2014, at an issue price of 96.000% of the principal amount of the Senior Secured Notes. The additional notes form a part of the same series as our previously issued and outstanding Senior Secured Notes and on an aggregate basis represent the $260 million 12.625% Senior Secured Notes. The net proceeds of this offering were used for general corporate purposes.

Our $260 million 12.625% Senior Secured Notes will mature on July 15, 2014, with interest payable semi-annually on January 15 and July 15 of each year. On or after July 15, 2011, we may redeem some or all of the Senior Secured Notes at any time at redemption prices that will decrease from 106.313% for redemptions after July 15, 2011 to 103.156% after July 15, 2012 to 100% after July 15, 2013. In addition, if we experience certain change of control events (as defined in the indenture governing the Senior Secured Notes), we must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest. The Senior Secured Notes (and our Senior Subordinated Notes) are jointly and severally, fully and unconditionally guaranteed by each of our present subsidiaries consisting of Mountaineer Park, Inc., Presque Isle Downs, Inc. and Scioto Downs, Inc., as well as future subsidiaries other than our immaterial subsidiaries, our unrestricted subsidiaries (as defined in the indenture governing the Senior Secured Notes) and Speakeasy Gaming of Las Vegas, Inc., MTR-Harness, Inc. and Jackson Racing, Inc. The Senior Secured Notes and the subsidiary guarantees are secured on a second priority basis (subject to permitted prior liens including borrowings under the Credit Facility discussed below) by a security interest in substantially all of the assets (other than excluded assets, including capital stock of our subsidiaries, cash and deposit accounts, certain real property, gaming licenses and certain gaming equipment that cannot be pledged pursuant to applicable law) of the Company and the guarantors. The originally issued Senior Secured Notes were exchanged for equivalent registered securities on March 18, 2010.

MTR Gaming Group, Inc. (parent company) has no independent operations or assets, the guarantees by the guarantor subsidiaries are full and unconditional and joint and several, and any subsidiaries of the parent company's continuing operations other than the subsidiary guarantors are minor. Accordingly, condensed consolidating financial information reflecting the parent company, combined subsidiary guarantors and combined other subsidiaries have not been included. There are no significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

Senior Subordinated Notes

On May 25, 2006, we consummated the private placement of $125 million in aggregate principal amount of 9% Senior Subordinated Notes, which we subsequently exchanged for registered notes. The net proceeds after fees and expenses were $123.2 million, of which $38.6 million was used to repay all outstanding borrowings, including accrued interest, under our former Fourth Amended and Restated Credit Agreement.

Our Senior Subordinated Notes mature in their entirety on June 1, 2012. At any time on or after June 1, 2009, we may redeem all or a portion of the notes at a premium that will decrease over time (104.5% to 100%) as set forth in the agreement, plus accrued and unpaid interest.

Commencing in the second quarter of 2008 and until the Senior Subordinated Notes are no longer outstanding, we are required to pay consent fees of $5.00 per $1,000 of principal to the holders of our Senior Subordinated Notes if we do not satisfy certain quarterly financial ratios. We have not met these ratios and therefore recorded additional expense of $2,500,000 during each of the years ended December 31, 2010 and 2009, and $1,875,000 for the year ended December 31, 2008.

Credit Agreement

During 2008, we entered into the Second through the Fourth Amendments to our former Fifth Amended and Restated Credit Agreement. The Amendments, among other things (i) provided for a decrease of the aggregate commitment from $155.0 million to $110.0 million; (ii) eliminated the LIBOR loan option and established the interest rate at prime plus 2.25%; (iii) restricted the amount of additional borrowings unless certain pro forma leverage ratios were achieved; (iv) revised the maturity date from September 27, 2011 to March 31, 2010 provided the Senior Unsecured Notes were fully refinanced by January 2, 2010; and (v) modified certain covenants and related definitions. Additionally, during each quarter of 2009 through January 1, 2010, the margin with respect to the applicable interest rate increased by ½% from 2.75% to 4.75%, respectively, on the total amount outstanding under our former credit facility. In connection with the Second Amendment we were required to pay fees of $2.8 million, exclusive of legal fees and other costs.

As a result of the Second and Fourth Amendments to our former credit agreement and the reduction in borrowing capacity, we were required to proportionately reduce the amount of existing deferred financing costs. Consequently, we recorded write-offs of deferred financing costs of approximately $3.8 million during 2008. This amount is reflected in our accompanying consolidated statements of operations as a loss on debt modification during the year ended December 31, 2008.

On July 24, 2009, we executed the Limited Consent and Fifth Amendment to our former Fifth Amended and Restated Credit Agreement (the "Fifth Amendment"), dated as of July 15, 2009. The Fifth Amendment became effective, and its provisions were implemented, upon the completion of our refinancing of the Senior Unsecured Notes and voluntary prepayment of all amounts outstanding under our former senior secured revolving credit facility ($100.2 million at August 12, 2009). The Fifth Amendment amended the former credit agreement and provided for $20.0 million of revolving borrowing capacity (the "Amended and Restated Credit Facility"). The maturity date of the Amended and Restated Credit Facility was March 31, 2010. Borrowings under the Amended and Restated Credit Facility bore interest at a margin of 5.0% above the base rate (i.e. prime), or 6.0% above the LIBOR rate, subject to specified floors on LIBOR and the base rate, as provided by the Amended and

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

Restated Credit Facility. A Sixth Amendment, also executed in August 2009, related to assignment of the loan among the Company's secured creditors in certain circumstances.

On October 13, 2009, we executed the Seventh Amendment to our former Fifth Amended and Restated Credit Agreement (the "Seventh Amendment"). The Seventh Amendment permitted the sale of the $10 million of additional Senior Secured Notes and reduced the borrowing capacity from $20 million to $10 million, subject to the mandatory commitment reduction of $5.5 million in December 2009.

As a result of the Fifth and Seventh Amendments to our former credit agreement and the reduction in borrowing capacity, we were required to proportionately reduce the amount of existing deferred financing costs. Consequently, we recorded a write-off of deferred financing costs of approximately $1.8 million during 2009. This amount is reflected in our accompanying consolidated statements of operations as a component of the loss on debt modification and extinguishment during the year ended December 31, 2009.

The Amended and Restated Credit Facility included certain financial and other covenants set forth therein. We maintained compliance with these covenants as of December 31, 2009.

During the fourth quarter of 2009, we borrowed $13.1 million under the former credit agreement and subsequently repaid such amounts prior to the end of 2009. At December 31, 2009, there were no borrowings outstanding under the Amended and Restated Credit Facility except for letters of credit for approximately $0.6 million.

On March 18, 2010, the Company and Mountaineer Park, Inc., Presque Isle Downs, Inc. and Scioto Downs, Inc. (each a wholly-owned subsidiary of the Company) and Aladdin Credit Advisors, L.P., as administrative agent, entered into a Credit Agreement (the "Credit Agreement") which provides for a $20.0 million senior secured delayed-draw term loan credit facility (the "Credit Facility"), $10.0 million of which was drawn by the Company and subsequently repaid in September 2010. The Credit Agreement and related Credit Facility replaced our former Amended and Restated Credit Facility, which was undrawn, except for letters of credit aggregating $0.4 million, and would have matured on March 31, 2010. In connection with the termination of our former Amended and Restated Credit Facility, the outstanding letters of credit remained outstanding but were cash collateralized. The remaining cash collateralized letters of credit amounting to $0.2 million are included in restricted cash in our accompanying consolidated balance sheet as of December 31, 2010. Financing costs of approximately $1.7 million were incurred in connection with the execution of the Credit Agreement.

The Credit Facility matures on the third year anniversary of the closing date. The purpose of the Credit Facility is to finance (i) ongoing working capital and general corporate needs of the Company and its subsidiaries and (ii) capital expenditures. Security for the Credit Facility includes substantially all of the real, personal and mixed property owned by the Company and its subsidiaries that are party to the Credit Agreement, including the capital stock of Mountaineer Park, Inc. and Scioto Downs, Inc., other than assets that may not be pledged pursuant to applicable gaming laws. Borrowings under the Credit Facility bear interest at a rate equal to LIBOR plus 7.00% per annum (with a LIBOR floor of 2.50% per annum) or based on the prime rate plus 6.00% per annum (with a prime rate floor of 3.50% per annum). The Credit Agreement contains customary covenants limiting, among other things, our ability and the ability of our subsidiaries (other than our unrestricted subsidiaries as defined) to pay dividends, redeem stock or make other distributions or restricted payments; incur additional

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

indebtedness or issue preferred shares; make certain investments; create liens; consolidate or merge; sell or otherwise transfer or dispose of assets; enter into sale-leaseback transactions; enter into transactions with affiliates of the Company; use the proceeds of permitted sales of our assets; and change our line of business. These covenants are subject to a number of exceptions and qualifications as set forth in the Credit Agreement.

We are also required to maintain a maximum leverage ratio ranging from 7.00:1.00 to 4.50:1.00 per quarter, a minimum interest coverage ratio ranging from 1.10:1.00 to 1.50:1.00 per quarter and a minimum consolidated EBITDA covenant ranging from $54.0 million to $65.0 million per annum. In addition, we are restricted from making capital expenditures in excess of (i) $32.0 million in 2010; (ii) $23.0 million in 2011 and 2012; and (iii) $5.6 million in the first quarter of 2013, plus 50% of the amount not previously expended in the immediately prior year. The Company remains in compliance with the covenants as of December 31, 2010.

A payment default or an acceleration of indebtedness in excess of $10 million would give rise to an event of default under the indentures governing the Senior Secured Notes and the Senior Subordinated Notes which would entitle the holders of the notes to exercise the remedies provided in the indentures, subject to the restrictions set forth in the inter-creditor agreement between the Company, note holders and lenders participating in the Credit Facility.

Obligations under the Credit Facility are guaranteed by each of our operating subsidiaries. Borrowings under the Credit Facility and the subsidiary guarantees are secured by substantially all of our assets and the assets of the subsidiary guarantors. Future subsidiaries will be required to enter into similar pledge agreements and guarantees.

On September 24, 2010, we repaid the total amount of the $10.0 million outstanding under the Credit Facility. In connection with the repayment, we executed Amendment No. 1 to the Credit Agreement (the "Amendment") to permit the re-borrowing of the $10.0 million that was repaid. In conjunction with the repayment and Amendment, we were required to pay a $100,000 prepayment fee and a $300,000 amendment fee. The cost of the amendment fee is included in deferred financing costs in our accompanying consolidated balance sheet at December 31, 2010, less accumulated amortization.

The Amendment also provides that future borrowings must be made in minimum amounts of $5.0 million with integral multiples of $1.0 million in excess of that amount, and that prepayment premiums will be increased from 1% to 3% of the prepaid principal amount if prepayment occurs before the first anniversary of the Amendment. The Amendment did not change the maturity date of March 18, 2013.

Currently, our borrowing capacity under the Credit Facility is limited to a total of $20 million, and the Credit Facility matures on March 18, 2013. The term loan commitment under the Credit Agreement was eliminated in the Amendment. Mandatory commitment or prepayment reductions shall result from net asset sale proceeds (as defined) and insurance/condemnation proceeds to the extent either such proceeds amounts are not reinvested in the business; proceeds from the issuance of equity securities other than capital stock issued pursuant to employee stock or stock option compensation plans or proceeds which shall be utilized in connection with the construction of a future gaming facility at Scioto Downs; issuance of debt other than permitted indebtedness; and 50% of consolidated excess cash flow (as defined) provided that such prepayment would not cause the aggregate amount of our cash and cash equivalents to be less than $25.0 million. Permitted indebtedness under the Credit

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

Agreement includes furniture and equipment financing provided that the aggregate principal amounts of such indebtedness outstanding at any time shall not exceed $15.0 million; other unsecured indebtedness at any time not to exceed $5.0 million; and other indebtedness to finance the acquisition, development or construction of any future gaming property provided that (i) such indebtedness shall be unsecured and subordinated to the Credit Facility, (ii) no part of the principal or interest of such indebtedness is required to be paid prior to six months after the maturity date of the Credit Facility and (iii) upon the incurrence of such indebtedness and after giving pro forma effect thereto there shall be no default or event of default and that we shall be in pro forma compliance with the financial covenants.

The indentures governing the Senior Secured Notes and Senior Subordinated Notes permit equipment financing for existing gaming facilities outstanding at any one time of up to the greater of $20 million or 4.5% of consolidated tangible assets (as defined) of the Company. The indentures also permit (i) financing under credit agreements of up to $20 million and (ii) equipment financing for gaming equipment to be installed in future gaming facilities or for additional gaming operations as a result of the approval of additional permitted gaming activities by applicable gaming authorities. However, additional borrowings, including amounts permitted under the indentures, are limited by the terms of the Credit Agreement (as discussed above). In order to borrow amounts in excess of the debt permitted to be incurred under the indentures governing the Senior Secured Notes and Senior Subordinated Notes and our Credit Agreement, we must either satisfy the debt incurrence tests provided by the indentures, obtain the prior consents of the holders of at least a majority in aggregate principal amount of those notes and the consent of the lenders under our Credit Agreement, or obtain a sufficient amount of financing to refinance the Senior Secured Notes, the Senior Subordinated Notes and indebtedness outstanding under our Credit Facility, if any. While the indentures for the Senior Secured Notes and the Senior Subordinated Notes will allow us to incur indebtedness to fund development of future gaming operations, like slot gaming at Scioto Downs, the indentures governing those notes require us to obtain equity financing in the amount of 40% and 50%, respectively, of the total financed costs in excess of the permitted indebtedness.

Other Debt Financing Arrangements

In April 1999, Scioto Downs, Inc. entered into a term loan agreement that provides for monthly payments of principal and interest of $30,025 through September 2013. The effective interest rate is 6.25% per annum. The term loan is collateralized by a first mortgage on Scioto Downs' real property facilities, as well as other personal property, and an assignment of the rents from lease arrangements. At December 31, 2010 and 2009, there was $1.0 million and $1.3 million, respectively, outstanding under the term loan. The term loan agreement contains an acceleration clause whereby the lender has the right to declare the loan immediately due and payable if, in the lender's judgment, an event has occurred which is likely to have a material adverse effect on the Company.

Throughout 2007 and 2008, both Presque Isle Downs and Mountaineer Casino executed various promissory notes and capital lease arrangements to finance the purchase of equipment including slot machines and surveillance equipment. During 2010, the promissory notes and capital lease arrangements were paid in full.

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Continued)

During 2010 and 2009, the Company purchased slot machines pursuant to purchase arrangements whereby the machine suppliers provided payment terms of two years with no interest. During 2010, Mountaineer and Presque Isle Downs purchased an aggregate of 50 machines under these arrangements, with monthly payments ranging from $9,700 to $20,600. During 2009, Mountaineer and Presque Isle Downs purchased an aggregate of 62 machines under these arrangements, with monthly payments ranging from $5,100 to 25,400. As of December 31, 2010 and 2009, the aggregate amounts outstanding under these arrangements approximated $1.0 million and $1.2 million, respectively. These amounts are net of imputed interest at 6.75%, or an aggregate discount of approximately $37,000 and $79,000 at December 31, 2010 and 2009, respectively.

Property, plant and equipment at December 31 included the following for capitalized leases:

	2010	2009
	(in thousands)	
Equipment	$—	$ 5,963
Less allowance for depreciation	—	(2,688)
	$—	$ 3,275

Annual Commitments

Scheduled principal payments under all long-term debt agreements at December 31, 2010 were as follows:

	Long-Term Debt
	(in thousands)
2011	$ 1,255
2012	125,367
2013	262
2014	260,000
2015	—
Thereafter	—
Total long-term debt payments	386,884
Less amount representing discount and premium, net	(8,799)
	378,085
Less current maturities	(1,255)
Long-term maturities	$376,830

8. COMMITMENTS AND CONTINGENCIES

Bond Requirements

Mountaineer is required to maintain bonds in the aggregate amount of $1.2 million for the benefit of the West Virginia Lottery Commission through June 30, 2011, and Presque Isle Downs is required to maintain a slot machine payment bond for the benefit of the Commonwealth of Pennsylvania in the amount of $1.0 million. In addition, Presque Isle Downs is also required to maintain bonds in the

8. COMMITMENTS AND CONTINGENCIES (Continued)

amounts of $544,000 and $500,000 for the benefit of Summit Township, Pennsylvania and the United States, respectively, for environmental matters. The bonding requirements have been satisfied via the issuance of a surety bonds.

Operating and Land Leases

We lease equipment, including some of our slot machines, timing and photo finish equipment, videotape and closed circuit television equipment, and certain pari-mutuel equipment under operating leases. During each of the three years ended December 31, total rental expense under these leases was as follows: 2010—$1.6 million; 2009—$0.9 million; and 2008—$0.9 million.

As discussed in Note 4, in connection with our original acquisition of Binion's on March 11, 2004, we provided limited guarantees on certain land leases that totaled approximately $394,000 at December 31, 2009 and expired in 2010. TLC Casino Enterprises, Inc., who acquired Binion's from us on March 7, 2008, remained obligated to use its reasonable best efforts to assist us in obtaining releases of these guarantees, to pay the rent underlying the leases we guaranty on a timely basis, and to indemnify us in the event we were required to pay the land lease obligations pursuant to the guarantees.

Future Minimum Lease Payments

Future annual minimum payments under all material operating leases at December 31, 2010 were as follows:

	Operating Leases (in thousands)
2011	$1,381
2012	1,050
2013	203
2014	124
2015	—
Thereafter	—

Litigation

On May 5, 2006, HHLV Management Company, LLC, an affiliate of Harrah's Entertainment, Inc., served a complaint for breach of contract against Speakeasy Gaming of Fremont, Inc. (and MTR Gaming Group, Inc. as guarantor of the obligations of Speakeasy Gaming of Fremont, Inc.). The complaint alleged that HHLV was entitled to an additional $5 million of purchase price pursuant to the Purchase Agreement by which Speakeasy Gaming of Fremont acquired Binion's Gambling Hall & Hotel. The Company and Speakeasy Gaming of Fremont, Inc. answered the complaint, generally denying liability and filed counterclaims. On June 11, 2009, we settled this dispute and paid HHLV Management Company approximately $0.7 million, which represented $1.75 million of purchase price adjustment less approximately $1.1 million for other amounts HHLV Management Company owed us.

On October 8, 2009, Edson R. Arneault, former Chairman, President and Chief Executive Officer of the Company, initiated a legal action which named as defendants the Company, certain of its affiliates and various other parties regarding a dispute under Mr. Arneault's deferred compensation and employment agreements. The complaint alleged, among other things, that we were required to continue

8. COMMITMENTS AND CONTINGENCIES (Continued)

to pay annual premiums on insurance policies under the deferred compensation and employment agreements between the Company and Mr. Arneault.

Effective March 1, 2010, the Company and named defendants and Mr. Arneault entered into a Settlement Agreement and Release (the "Settlement Agreement"), pursuant to which we agreed to and paid on March 2, 2010, an aggregate of $1.6 million to Mr. Arneault to, among other things, (a) terminate the obligations of the parties under a consulting agreement between the Company and Mr. Arneault, other than an agreement by Mr. Arneault not to compete with the Company by owning, operating, joining, controlling, participating in, or being connected as an officer, director, employee, partner, stockholder, consultant or otherwise with any gaming business within 100 miles of any facility owned or leased by the Company, and a non-solicitation agreement by Mr. Arneault, (b) satisfy in full any obligations that the Company may have had under a deferred compensation agreement with Mr. Arneault (in his capacity as our former Chairman, President and Chief Executive Officer), and (c) resolve, compromise and settle any and all claims related to the action filed by Mr. Arneault against the Company, its affiliates and other named parties. The settlement in the aggregate amount of $1.6 million was included as a component of other accrued liabilities in our accompanying consolidated balance sheet as of December 31, 2009. In addition, pursuant to the terms of the Settlement Agreement, Mr. Arneault disclaimed all rights in the life insurance policies, and the proceeds and cash surrender value of such policies, that were designed to fund any deferred compensation obligations owed by the Company to Mr. Arneault. In conjunction with the settlement, we surrendered the life insurance policies and in April 2010 we received the cash surrender value of such policies in the aggregate amount of approximately $1.8 million, which was included in deposits and other in our accompanying consolidated balance sheet as of December 31, 2009.

During the year ended December 31, 2008, Presque Isle Downs was required to replace certain equipment components of the Presque Isle Downs surveillance system that were defective and malfunctioning at a cost of $1.9 million. This resulted in the write-off of approximately $1.5 million relating to the net book value of the equipment being replaced. We are pursuing legal action to recover the cost of replacing the equipment.

We are also a party to various lawsuits, which have arisen in the normal course of our business. The liability arising from unfavorable outcomes of those lawsuits is not expected to have a material impact on our consolidated financial condition or results of operations.

Presque Isle Downs

Upon commencement of slot operations at Presque Isle Downs, Presque Isle Downs was required to make deposits in the aggregate amount of $5.0 million to establish accounts with the Commonwealth of Pennsylvania. In January 2010, in connection with the table games legislation, the Commonwealth of Pennsylvania returned to the Company $3.5 million of the deposit to us. Accordingly, $3.5 million of the deposit was included in other current assets at December 31, 2009. Additionally on March 13, 2007, the Pennsylvania Gaming Control Board ("PGCB") advised Presque Isle Downs that it would receive a one-time assessment of $0.8 million required of each slot machine licensee after commencement of gaming operations. The assessment was paid and represented a prepayment toward the total borrowings of the PGCB, the Pennsylvania Department of Revenue and the Pennsylvania State Police (collectively "the borrowers"), required to fund the costs they incurred as a result of gaming operations. Based upon correspondence we received from the Pennsylvania Department of Revenue and discussions with the PGCB that additional assessments would be likely, the total prepayment by Presque Isle Downs of

8. COMMITMENTS AND CONTINGENCIES (Continued)

$0.8 million was recognized as a gaming assessment and charged to expense during the third quarter of 2010. The Pennsylvania Department of Revenue will assess all licensees, including Presque Isle Downs, their proportionate share of the total borrowings incurred by the borrowers as a result of gaming operations once the designated number of Pennsylvania's slot machine licensees is operational. For a portion of the borrowings, the repayment is to begin after the eleventh facility opens while repayment of the balance will commence after all fourteen licensees are operational. Until such time as the required slot machine licensees are operational, the proportional shares of repayment are calculated and the repayment periods are ascertained, we cannot determine the amount of such future obligation. It is anticipated that such repayment period will be between five and ten years.

In October 2004, we acquired 229 acres of real property, known as the International Paper site, as an alternative site to build Presque Isle Downs. In October 2005, we sold all but approximately 24 acres of this site for $4.0 million to the Greater Erie Industrial Development Corporation, a private, not-for-profit entity that is managed by the municipality (the "GEIDC"). Although the sales agreement was subject to, among other things, our affirmative release (by International Paper Company and the Pennsylvania Department of Environmental Protection (the "PaDEP") from our obligations under the consent order (as discussed below), we waived this closing condition.

In connection with our acquisition of the International Paper site, we entered into a consent order and decree (the "Consent Order") with the PaDep and International Paper insulating the company from liability for certain pre-existing contamination, subject to compliance with the Consent Order, which included a proposed environmental remediation plan for the site, which was tied specifically to the use of the property as a racetrack. The proposed environmental remediation plan in the Consent Order was based upon a "baseline environmental report" and management estimated that such remediation would be subsumed within the cost of developing the property as a racetrack. The racetrack was never developed. The GEIDC assumed primary responsibility for the remediation obligations under the Consent Order relating to the property they acquired (approximately 205 acres). The GEIDC has agreed to indemnify us for the breach of its obligations under the Consent Order. However, we have been advised by the PaDEP that we have not been released from liability and responsibility under the Consent Order. The GEIDC has begun the necessary remediation activities. A revised estimate of the remaining remediation costs cannot be determined at this time. We also purchased an Environmental Risk Insurance Policy in the amount of $10 million expiring in 2014 with respect to the property.

The GEIDC has claimed that Presque Isle Downs is obligated to supply approximately 50,500 cubic yards of "clean fill dirt" for the parcel of land of the International Paper site that was previously sold to the GEIDC. Presque Isle Downs has taken the position that it has no such obligation because (i) any such requirement contained in the sales agreement was merged into the deed delivered at the time of the sale; and (ii) the GEIDC had expressly waived this requirement.

Agreements with Horsemen and Pari-mutuel Clerks

The Federal Interstate Horse Racing Act and the state racing laws in West Virginia, Ohio and Pennsylvania require that, in order to simulcast races, we have written agreements with the horse owners and trainers at those racetracks. In addition, in order to operate slot machines in West Virginia, we are required to enter into written agreements regarding the proceeds of the slot machines (a "proceeds agreement") with a representative of a majority of the horse owners and trainers and with a representative of a majority of the pari-mutuel clerks. In Pennsylvania, we must have an agreement

8. COMMITMENTS AND CONTINGENCIES (Continued)

with the representative of the horse owners. We have the requisite agreements in place with the Mountaineer Horsemen until December 31, 2012. With respect to the Mountaineer pari-mutuel clerks, we have a labor agreement in force until November 30, 2011, and a proceeds agreement until April 14, 2011. We are required to have a proceeds agreement in effect on July 1 of each year with the horsemen and the pari-mutuel clerks as a condition to renewal of our video lottery license for such year. If the requisite proceeds agreement is not in place as of July 1 of a particular year, Mountaineer's application for renewal of its video lottery license could be denied, in which case Mountaineer would not be permitted to operate its slot machines. Additionally, the renewal of the video lottery license is a prerequisite to the renewal of the table games license. With respect to the Scioto horsemen, the agreement with the Horsemen's Benevolent & Protective Association is effective until November 29, 2012, and the agreement with the Ohio Harness Horsemen's Association provides for automatic annual renewals. Presque Isle Downs has the requisite agreement in place with the Pennsylvania Horsemen's Benevolent and Protective Association until March 31, 2013, with automatic two-year renewals unless either party provides written notice of termination at least ninety (90) days prior to the scheduled renewal date. With the exception of the Mountaineer and Presque Isle Downs horsemen's agreements and the agreement between Mountaineer and the pari-mutuel clerks' union described above, each of the agreements referred to in this paragraph may be terminated upon written notice by either party.

Officer Employment Agreements

The Company has entered into employment agreements with its executive officers, other members of management and certain key employees. These agreements generally have two- to three-year terms and typically indicate a base salary and often contain provisions for participation in the Company's annual and long-term incentive plans. The executives and certain other members of management are also entitled to a severance payment if terminated without "cause" or upon voluntary termination of employment for "good reason" including following a "change of control" (as these terms are defined in the employment agreements).

On September 28, 2010, the Company's former President and Chief Executive Officer and member of the Board of Directors tendered his resignation. Based on the provisions in his employment agreement, he was entitled to unpaid compensation of $0.1 million and bonus compensation of approximately $0.3 million, both of which were paid during the year ended December 31, 2010.

On September 29, 2010, the Company's former Corporate Executive Vice President and Chief Financial Officer terminated his employment for good reason pursuant to the terms of his employment agreement. Based on the provisions in his employment agreement, he was entitled to severance of $1.0 million, of which $0.6 million will be paid in monthly installments over one year, and bonus compensation of $0.3 million. As of December 31, 2010, the amount of unpaid severance is approximately $0.5 million and is included in other accrued liabilities in our accompanying consolidated balance sheet as of December 31, 2010.

As a result of these resignations, approximately 300,000 unvested RSUs were forfeited. Such forfeitures resulted in a reversal of $0.2 million of previously recognized stock compensation expense.

In connection with the termination of an executive officer on January 21, 2011, 125,000 RSUs and cash award of $93,500 vested and became non-forfeitable upon his termination, pursuant to the Restricted Stock and Cash Award Agreement dated January 22, 2010.

9. RETIREMENT PLANS

In December 2008, we established the MTR Gaming Group, Inc. Retirement Plan (the "Retirement Plan"). At that time, the Mountaineer qualified defined contribution plan and the Scioto Downs'401(k) plan were merged into the Retirement Plan. Additionally, the Retirement Plan provides 401(k) participation to Presque Isle Downs' employees. Matching contributions by the Company for the years ended December 31, 2010 and 2009 were $94,000 and $87,000, respectively. There were no Company matching contributions during 2008. Also, prior to the merger into the Retirement Plan, Scioto Downs had a 401(k) savings plan that covered substantially all full-time employees. During the year ended December 31, 2008, Scioto Downs expensed matching contributions of $34,000.

Mountaineer's qualified defined contribution plan covers substantially all of its employees and was merged as a component of the Retirement Plan as previously discussed. The Mountaineer plan was ratified retroactively on March 18, 1994 by West Virginia legislation. Contributions to the plan are based on ¼% of the race track and simulcast wagering handles and approximately 1% of the net win from gaming operations until the racetrack reaches its Excess Net Terminal Income threshold, which for Mountaineer is approximately $160 million per year based on the state's June 30 fiscal year. Contributions to the plan during each of the three years ended December 31, were 2010—$2.0 million; 2009—$2.2 million and 2008—$1.7 million. Contributions during 2010 and 2009 were made to the Retirement Plan for the benefit of only the Mountaineer employees.

Scioto Downs sponsors a noncontributory defined-benefit plan covering all full-time employees meeting certain age and service requirements. On May 31, 2001, the plan was amended to freeze eligibility, accrual of years of service and benefits. Scioto Downs' pension (expense) income during each of the three years ended December 31 was as follows: 2010—$(25,000); 2009—$(41,000); and 2008—$53,000. As of both December 31, 2010 and 2009, the fair value of the plan assets and benefit obligations were each approximately $1.1 million, resulting in a fully funded status. We did not make cash contributions to the Scioto Downs pension plan during any of the three years in the period ended December 31, 2010.

10. ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs during each of the three years ended December 31 were as follows: 2010—$12.8 million; 2009—$19.6 million; and 2008—$15.9 million. Advertising costs are reduced by advertising grants Mountaineer received from the State of West Virginia for each of the three years ended December 31 as follows: 2010—$0.7 million; 2009—$0.7 million; and 2008—$0.9 million. In addition, during each of the three years ended December 31, 2010, 2009, and 2008 Presque Isle Downs received $7,000, $65,000 and $88,000, respectively, from the Pennsylvania Horsemen's Benevolent & Protective Association as reimbursement of advertising costs.

11. STOCKHOLDERS' EQUITY

Common Stock

On August 5, 2010, our stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the total number of shares of common stock which the Company will have authority to issue from 50,000,000 shares to 100,000,000 shares, par value $0.00001 per share.

Limitations on Dividends

We are prohibited from paying any dividends without our lenders' consent. We currently intend to retain all earnings, if any, to finance and expand our operations.

11. STOCKHOLDERS' EQUITY (Continued)

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718 *Compensation—Stock Compensation*. Total stock-based compensation expense recognized during each of the three years ended December 31 was as follows: 2010—$668,000; 2009—$108,000; and 2008—$1,296,000. These amounts are included in general and administrative expense in our accompanying consolidated statement of operations.

Restricted Stock Units and Stock Options

On May 15, 2008, the Compensation Committee of our Board of Directors granted to one employee options to purchase a total of 30,000 shares of our common stock at a purchase price of $5.61 per share, the NASDAQ Official Close Price on that date. The options have a term of ten years and were fully vested on date of grant.

On September 19, 2008, the Compensation Committee of our Board of Directors granted, in connection with the execution of an employment agreement, options to purchase a total of 150,000 shares of our common stock at a purchase price of $3.71, the NASDAQ Official Close Price on that date. The options have a term of ten years, 50,000 of which vested on date of grant and 50,000 of which vest on each of the first and second anniversary dates of the employment agreement, which was effective November 1, 2008.

On January 22, 2010, we amended certain of our stock incentive plans to provide for the grants of restricted stock units ("RSUs") and cash awards to key employees (including officers and directors) of or consultants to the Company, or its subsidiaries, as the Compensation Committee of the Company's Board of Directors may determine. Pursuant to the amended plans, on January 22, 2010, we granted a total of 520,000 RSUs with a fair value of $1.78 per unit, the NASDAQ Official Close Price per share of common stock on that date, and cash awards totaling $390,000 to executive officers and certain key employees.

On May 17, 2010, we granted 50,000 RSUs with a fair value of $1.90 per unit, the NASDAQ Official Close Price per share of common stock on that date, and a cash award of $37,500 to a key employee; on June 9, 2010, we granted a total of 75,000 RSUs with a fair value of $1.75 per unit, the NASDAQ Official Close Price per share of common stock on that date, to two executive officers; and on November 4, 2010, we granted 55,000 RSUs with a fair value of $1.90 per unit, the NASDAQ Official Close Price per share of common stock on that date, and a cash award of $52,250 to an executive officer, effective November 8, 2010. The RSUs and cash awards will generally vest in three equal installments beginning on the first anniversary of the date of grant. Vesting will be accelerated upon consummation of a change of control of the Company (as defined), or upon other employee termination provisions (as defined).

As a result of the termination of a key employee during the first quarter of 2010, and of the resignation of two executive officers during the third quarter of 2010, unvested RSUs of 50,000 and 300,000, respectively, were forfeited.

On August 5, 2010, our stockholders approved the Company's 2010 Long-Term Incentive Plan (the "2010 Plan") which provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units and other equity and non-equity based awards to employees, officers and non-employee members of the Board. Pursuant to the 2010 Plan, on August 5, 2010 each of the Company's six non-employee directors were granted 30,000 RSUs with a fair value of $2.14 per unit, the NASDAQ Official Close Price per share of common stock on that date. The grants of such RSUs

11. STOCKHOLDERS' EQUITY (Continued)

were previously approved by the Board of Directors, pending the approval of the 2010 Plan by our stockholders. The RSUs vested immediately and will be delivered upon the date that is the earlier of termination of service on the Board of Directors or the consummation of a change of control of the Company.

On January 10, 2011, the Company granted, pursuant to the execution of an employment agreement with our new President and Chief Executive Officer, nonqualified stock options to purchase a total of 150,000 shares of the Company's common stock at a purchase price of $2.04, the NASDAQ average price per share on that date. One-third of the options vested and became exercisable on the date of grant, and two-thirds of which will vest and become exercisable in equal installments on the first and second anniversaries of the effective date of the employment agreement, subject to continued employment with the Company as of each applicable vesting dates. The weighted average grant date fair value of the 150,000 options was $1.3187 per share.

On January 21, 2011, as a result of the termination of an executive officer, 125,000 RSUs and a cash award of $93,500 vested and became non-forfeitable upon termination, pursuant to the Restricted Stock and Cash Award Agreement dated January 22, 2010.

On January 28, 2011, the Compensation Committee of the Board of Directors of the Company approved the grant of (i) nonqualified stock options to purchase a total of 340,500 shares of the Company's common stock at a purchase price of $2.32, the NASDQ average price per share on that date; (ii) a total of 113,600 RSUs with a fair value of $2.32 per unit, the NASDAQ Official average price per share on that date; and (iii) cash-based performance awards totaling $604,700 to executive officers and certain key employees under the Company's 2010 Plan. The stock options will vest and become exercisable in three equal installments in the amounts of 33% on each of the first and second anniversaries of the date of grant and 34% on the third anniversary of the date of grant. Further, all unvested options will fully vest and become exercisable immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change of control of the Company. The weighted average grant date fair value of the 340,500 options was $1.5224 per share. The RSUs will vest and become non-forfeitable upon the third anniversary of the date of grant; and all unvested RSUs will vest immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change of control of the Company. The cash-based performance awards relate to the achievement of differing levels of performance (as defined) and are measured by the level of the Company's Corporate Free Cash Flow (as defined) over a one-year Performance Period, which is defined as the calendar year. The earned awards will vest and become payable at the end of the Vesting Period, defined as the two calendar year period following the Performance Period. The earned awards alsovest immediately upon (i) the termination of employment by the death or the disability of the applicable employee or (ii) consummation of a change of control of the Company.

11. STOCKHOLDERS' EQUITY (Continued)

The restricted stock unit for the year ended December 31, 2010 was as follows:

	Restricted Stock Units	
	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested December 31, 2009	—	$ —
Granted	880,000	1.87
Vested	(180,000)	2.14
Forfeited	(350,000)	1.78
Unvested December 31, 2010	350,000	$1.81

Stock option activity during each of the three years ended December 31 is summarized as follows:

	Number of Option Shares	Exercise Price Range Per Share	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance, December 31, 2007	1,390,800	$2.50 - $16.27	$ 8.45		
Granted	180,000	$3.71 - $5.61	$ 4.03		
Forfeited	(62,000)	$11.41 - $16.27	$12.49		
Canceled	—	$—	$ —		
Exercised	—	$—	$ —		
Balance, December 31, 2008	1,483,800	$2.50 - $16.27	$ 7.75		
Granted	—	$—	$ —		
Forfeited	(247,300)	$2.50 - $16.27	$11.47		
Exercised	—	$—	$ —		
Expired	—	$—	$ —		
Balance, December 31, 2009	1,209,500	$2.50 - 16.27	$ 6.91		
Granted	—	$—	$ —		
Forfeited	(341,500)	$3.71 - 16.27	$ 7.68		
Exercised		$—	$ —		
Expired	(470,000)	$2.50	$ 2.50		
Balance, December 31, 2010	398,000	$7.30 - 16.27	$11.46	3.56	$—
Exercisable, December 31, 2010	398,000	$7.30 - 16.27	$11.46	3.56	$—

As of December 31, 2010, there was no compensation cost related to unvested stock option awards that were not yet recognized. The total compensation cost related to unvested stock option awards not yet recognized at December 31, 2009 and 2008 were $65,000 and $349,000, respectively. These costs were recognized over the remaining vesting periods which did not exceed one year for 2009 and two years for 2008.

There were no options exercised during the three years ended December 31, 2010. Shares issued for stock option exercises are issued from authorized, unissued shares.

11. STOCKHOLDERS' EQUITY (Continued)

The weighted average grant date fair value of the 180,000 options granted during the year ended December 31, 2008 was $318,000. There were no options that vested during the year ended December 31, 2010. During the years ended December 31, 2009 and 2008, the fair value of the 332,000 and 90,000 options, respectively, which vested during the year, was $2,193,000 and $202,000, respectively.

The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants for each of the three years ended December 31 is as follows:

	2010	2009	2008
Expected dividend yield	N/A	N/A	N/A
Expected stock price volatility	N/A	N/A	50.7%
Risk-free interest rate	N/A	N/A	3.55%
Expected life of options	N/A	N/A	7.71 years

12. INCOME TAXES

The income tax benefit attributable to continuing and discontinued operations during each of the three years ended December 31 is as follows:

	2010	2009	2008
	(in thousands)		
Continuing operations	$(1,361)	$(1,365)	$(1,706)
Discontinued operations	(82)	(3,619)	(2,919)
	$(1,279)	$(4,984)	$(4,625)

The income tax (benefit) provision for income taxes attributable to income (loss) from continuing operations before income taxes during each of the three years ended December 31 is summarized as follows:

	2010	2009	2008
	(in thousands)		
Current Federal	$ —	$(9,342)	$(4,466)
Deferred Federal	(1,911)	7,977	2,760
Deferred State	550	—	—
Benefit for income taxes	$(1,361)	$(1,365)	$(1,706)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
	(in thousands)	
Balance January 1	$418	$284
Increase related to prior period tax positions	—	134
Reductions related to prior period tax positions	—	—
Balance December 31	$418	$418

12. INCOME TAXES (Continued)

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is approximately $0.1 million. We do not expect a significant increase or decrease to the total amounts of unrecognized tax benefits within the next twelve months.

A reconciliation of the expected statutory federal income tax benefit to the benefit for income taxes for continuing operations during each of the three years ended December 31 was as follows:

	2010	2009	2008
Benefit for income taxes at a federal statutory rate	35.0%	35.0%	35.0%
Increase (reduction) in income tax benefit resulting from:			
Permanent items not deductible for income tax purposes	(6.7)	(17.1)	(11.2)
Interest income (expense) (net of tax)	(0.3)	(0.1)	1.2
Valuation allowance	(9.6)	(12.9)	—
Other	3.1	0.5	3.0
Benefit for income taxes for continuing operations	21.5%	5.4%	28.0%

The 2010 and 2009 permanent items not deductible for income tax purposes resulted primarily from the payment of nondeductible expenses including $1.1 million and $9.8 million, respectively, related to our lobbying efforts for gaming in Ohio, as discussed in Notes 3 and 6. Additionally, during 2009, we obtained new information that caused us to reevaluate the recoverability of deferred tax assets aggregating approximately $2.9 million associated with certain impairment losses recorded in 2008. As a result, we determined that it was more likely than not that the deferred tax assets would be realized and a previously established valuation allowance of approximately $2.9 million was reversed. The effect of the reversal of the valuation allowance is included in discontinued operations. The benefit associated with the 2008 impairment losses was realized through a net operating loss carryback to a prior year.

12. INCOME TAXES (Continued)

Significant components of our net deferred taxes related to continuing operations at December 31 were as follows:

	2010	2009
	(in thousands)	
Deferred tax assets:		
Loss and credit carryforwards	$ 10,881	$ 6,669
Impairment losses	4,060	4,064
Deferred expenses	2,033	2,187
Stock-based compensation	122	913
Other	666	684
Accrued liabilities	841	621
Interest	53	44
Deferred compensation	—	39
	18,656	15,221
Valuation allowance—impairment losses and other	(3,455)	(3,398)
Valuation allowance—state net operating loss carryforwards	(1,791)	(1,504)
Deferred tax assets	$ 13,410	$ 10,319
Deferred tax liabilities:		
Tax depreciation in excess of book	$(16,504)	$(14,718)
Basis difference in property and equipment	(2,051)	(2,179)
Prepaid expenses	(1,621)	(1,305)
Deferred expenses	(54)	(56)
Deferred tax liabilities	$(20,230)	$(18,258)

Valuation allowances of $3.5 million and $3.4 million were provided at December 31, 2010 and 2009, respectively for federal deferred tax assets related to certain impairment losses for which we were not able to recognize a tax benefit. In addition, valuation allowances of $1.8 million and $1.5 million were provided at December 31 2010 and 2009, respectively, for state deferred tax assets. During 2010 and 2009, the aggregate valuation allowances for deferred tax assets increased by $0.3 million and $0.7 million, respectively. The 2010 and 2009 increases relate primarily to impairment losses and state net operating loss carryforwards that are not considered more likely than not realizable. In addition, as previously discussed, a valuation allowance of approximately $2.9 million associated with certain impairment losses of discontinued operations was reversed during 2009. We recognized interest expense (income) related to uncertain tax positions during each of the three years ended December 31 as follows: 2010—$24,000; 2009—$55,000; and 2008—($385,000).

For federal income tax purposes, we have approximately $515,000 in alternative minimum tax credit carryforwards, approximately $18.2 million in net operating loss carryforwards, approximately $759,000 in capital loss carryforwards, and approximately $199,000 in other federal credit carryforwards at December 31, 2010. The net operating loss carryforwards begin to expire in 2020 and the capital loss carryforwards begin to expire in 2014. A portion of the net operating loss carryforwards (approximately $3.0 million) is limited as to the amount that can be utilized in each tax year by Section 382 of the Internal Revenue Code. The alternative minimum tax credit can be carried forward indefinitely. We have state net operating loss carryforwards of $35.4 million that begin to expire in 2024. We are no longer subject to federal and state income tax examinations for years before 2004.

We are currently under examination by the Internal Revenue Service for tax year ended December 31, 2007. We do not expect the results of the audit to have a material impact on our consolidated financial statements.

13. QUARTERLY DATA (UNAUDITED)

Continuing operations exclude the operating results for Binion's Gambling Hall & Hotel, the Ramada Inn and Speedway Casino, Jackson Harness Raceway and MTR-Harness, Inc.

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(dollars in thousands, except per share amounts)			
2010:				
Revenues	$ 101,754	$ 114,136	$ 121,687	$ 97,120
Less promotional allowances	(2,395)	(2,514)	(2,540)	(2,357)
Net revenues	99,359	111,622	119,147	94,763
Operating expenses	90,069	98,744	103,605	84,714
Operating income(1)	9,290	12,878	15,542	10,049
(Loss) income from continuing operations(2)	(3,137)	(510)	1,474	(2,790)
Net (loss) income	$ (3,280)	$ (517)	$ 1,498	$ (2,817)
Basic net (loss) income per common share:				
(Loss) income from continuing operations	$ (0.11)	$ (0.02)	$ 0.05	$ (0.10)
Net (loss) income	$ (0.12)	$ (0.02)	$ 0.05	$ (0.10)
Diluted net (loss) income per common share:				
(Loss) income from continuing operations	$ (0.11)	$ (0.02)	$ 0.05	$ (0.10)
Net (loss) income(3)	$ (0.12)	$ (0.02)	$ 0.05	$ (0.10)
Weighted average shares outstanding—basic	27,475,260	27,475,260	27,587,760	27,655,260
Weighted average shares outstanding—diluted	27,475,260	27,475,260	27,793,982	27,655,260

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(dollars in thousands, except per share amounts)			
2009:				
Revenues	$ 111,837	$ 124,118	$ 122,448	$ 95,723
Less promotional allowances	(2,137)	(2,986)	(2,970)	(1,878)
Net revenues	109,700	121,132	119,478	93,845
Operating expenses	97,529	108,661	109,713	105,405
Operating income (loss)(2)	12,171	12,471	9,765	(11,560)
Income (loss) from continuing operations(3)	1,502	917	(2,108)	(24,009)
Net income (loss)	$ 752	$ 352	$ 577	$ (24,219)
Basic net income (loss) per common share:				
Income (loss) from continuing operations	$ 0.05	$ 0.03	$ (0.07)	$ (0.87)
Net income (loss)	$ 0.03	$ 0.01	$ 0.02	$ (0.88)
Diluted net income (loss) per common share:				
Income (loss) from continuing operations	$ 0.05	$ 0.03	$ (0.07)	$ (0.87)
Net income (loss)(4)	$ 0.03	$ 0.01	$ 0.02	$ (0.88)
Weighted average shares outstanding—basic	27,475,260	27,475,260	27,475,260	27,475,260
Weighted average shares outstanding—diluted	27,475,260	27,475,260	27,475,260	27,475,260

(1) Operating income for each of the quarters ended during 2010 includes the following:

- March 31—project-opening costs of $0.1 million related to table gaming operations at Presque Isle Downs, which commenced on July 8, 2010

13. QUARTERLY DATA (UNAUDITED) (Continued)

- June 30—project-opening costs of $1.0 million related to table gaming operations at Presque Isle Downs, which commenced on July 8, 2010, strategic costs of $0.4 million associated with lobbying and gaming efforts in Ohio
- September 30—project-opening costs of $0.3 million related to table gaming operations at Presque Isle Downs
- December 31—strategic costs of $0.2 million associated with lobbying and gaming efforts in Ohio.

(2) Operating income for each of the quarters ended during 2009 includes the following:

- June 30—strategic costs of $0.4 million associated with lobbying and gaming efforts in Ohio
- September 30—strategic costs of $3.7 million associated with lobbying and gaming efforts in Ohio
- December 31—strategic costs of $5.7 million associated with lobbying and gaming efforts in Ohio; impairment losses in the aggregate amount of $10.4 million related to non-operating real properties and $1.5 million related to goodwill; and a charge of $1.6 million related to a legal settlement with our former Chairman, President and Chief Executive Officer

(3) Income (loss) from continuing operations for each of the quarters ended during 2009 includes the following:

- September 30—a loss on debt modification of $1.5 million resulting from the write-off of deferred financing fees; and a loss on debt extinguishment of $1.3 million resulting from the write-off of deferred financing fees and payment of consent fees related to the repurchase of our Senior Unsecured Notes
- December 31—a loss on debt modification of $0.3 million resulting from the write-off of deferred financing fees

(4) Net (loss) income from discontinued operations for the quarter ended September 30, 2009 includes the reversal, as a result of new information, of a deferred tax asset valuation allowance of $2.9 million that was originally established in 2008.

Common Stock Prices

	Per Quarter			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2010:				
High	$2.15	$2.25	$2.41	$2.16
Low	1.26	1.30	1.54	1.52
2009:				
High	$2.02	$3.03	$4.15	$3.12
Low	0.73	0.83	2.20	1.14

MTR GAMING GROUP, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B Balance at Beginning of Period(3)	Column C Additions(1)(3)	Column D Deductions(2)(3)	Column E Balance at End of Period(3)
Year ended December 31, 2010:				
Allowance for doubtful accounts receivable . . .	$458,000	$ 49,000	$121,000	$386,000
Year ended December 31, 2009:				
Allowance for doubtful accounts receivable . . .	$125,000	$383,000	$ 50,000	$458,000
Year ended December 31, 2008:				
Allowance for doubtful accounts receivable . . .	$135,000	$111,000	$121,000	$125,000

(1) Amounts charged to costs and expenses.

(2) Uncollectible accounts written off, net of recoveries.

(3) Includes discontinued operations—Binion's Gambling Hall & Hotel, the Ramada Inn and Speedway Casino and Jackson Harness Raceway


MTR
GAMING GROUP, INC.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Steven M. Billick, *Chairman*

Robert A. Blatt

Jeffrey J. Dahl

Richard Delatore

Raymond K. Lee

James V. Stanton

Roger P. Wagner

OFFICERS

Jeffrey J. Dahl
President and Chief Executive Officer

John W. Bittner, Jr.
Executive Vice President
and Chief Financial Officer

Joseph L. Billhimer, Jr.
Senior Vice President for
Operations and Development
President and General Manager—
Mountaineer Park, Inc.

Narciso ("Nick") A. Rodriguez-Cayro
Vice President for Regulatory Affairs,
General Counsel and Secretary

Robert A. Blatt
Vice Chairman and Assistant Secretary

INVESTOR RELATIONS

John W. Bittner, Jr.
Executive Vice President
and Chief Financial Officer
MTR Gaming Group, Inc.
State Route 2
Chester, West Virginia 26034

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

STOCK REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer
& Trust Company
17 Battery Place South
8th Floor
New York, New York 10004

EXHIBITS AND OTHER INFORMATION

A copy of any exhibits filed with the Company's Annual Report on Form 10-K, or incorporated by reference herein, will be furnished without charge to stockholders upon written request to:

MTR Gaming Group, Inc.
State Route 2
Chester, West Virginia 26034

Additionally, copies of the Company's Annual Report on Form 10-K, other SEC filings, press releases and other documents and information are available on the MTR Gaming website at www.mtrgaming.com—"investor relations"

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


MTR
GAMING GROUP, INC.

State Route 2
Chester, West Virginia 26034
304-387-8000
www.mtrgaming.com


MOUNTAINEER
CASINO
RACETRACK & RESORT


SCIOTO
DOWNS


presque isle
downs & casino